Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2017 and 2016

KB Financial Group Inc. and Subsidiaries

Index

September 30, 2017 and 2016

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as of September 30, 2017, and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2017 and 2016, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 14, 2017. The statement of financial position as of December 31, 2016, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2016.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Samil PricewaterhouseCoopers

Seoul, Korea

November 14, 2017

This report is effective as of November 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2017 and December 31, 2016

(in millions of Korean won)	Notes	September 30, 2017 (Unaudited)		December 31, 2016

Assets
Cash and due from financial institutions	4,6,7,38	~~W~~	22,974,483	~~W~~	17,884,863
Financial assets at fair value through profit or loss	4,6,11		31,585,815		27,858,364
Derivative financial assets	4,6,8		2,171,087		3,381,935
Loans	4,6,9,10		285,947,141		265,486,134
Financial investments	4,6,11		63,417,761		45,147,797
Investments in associates	12		334,231		1,770,673
Property and equipment	13		4,108,486		3,627,268
Investment property	13		946,349		755,011
Intangible assets	14		2,973,323		652,316
Current income tax assets			17,880		65,738
Deferred income tax assets	15,33		4,619		133,624
Assets held for sale	16		173,860		52,148
Assets of disposal group classified as held for sale	17		2,109,121		—
Other assets	4,6,18		16,044,319		8,857,785

Total assets		~~W~~	432,808,475	~~W~~	375,673,656

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	~~W~~	13,497,934	~~W~~	12,122,836
Derivative financial liabilities	4,6,8		2,276,508		3,807,128
Deposits	4,6,20		251,404,194		239,729,695
Debts	4,6,21		29,606,915		26,251,486
Debentures	4,6,22		42,702,671		34,992,057
Provisions	23		587,269		537,717
Net defined benefit liabilities	24		368,839		96,299
Current income tax liabilities			276,345		441,812
Deferred income tax liabilities	15,33		572,018		103,482
Insurance liabilities	37		31,374,092		7,290,844
Liabilities of disposal group classified as held for sale	17		1,831,674		—
Other liabilities	4,6,25		24,582,814		19,038,897

Total liabilities			399,081,273		344,412,253

Equity
Share capital	26		2,090,558		2,090,558
Capital surplus	26		17,121,867		16,994,902
Accumulated other comprehensive income	26,35		653,204		405,329
Accumulated other comprehensive income related to disposal group held for sale	17		(1,124)		—
Retained earnings	26		14,492,438		12,229,228
Treasury shares	26		(636,201)		(721,973)

Equity attributable to shareholders of the Parent Company			33,720,742		30,998,044
Non-controlling interests			6,460		263,359

Total equity			33,727,202		31,261,403

Total liabilities and equity		~~W~~	432,808,475	~~W~~	375,673,656

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2017 and 2016

		Period Ended September 30
(In millions of Korean won, except per share amounts)	Notes	2017 (Unauditied)				2016 (Unauditied)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	2,939,921	~~W~~	8,378,734	~~W~~	2,481,557	~~W~~	7,412,465
Interest expense			(918,471)		(2,691,762)		(880,796)		(2,760,779)

Net interest income	5,27		2,021,450		5,686,972		1,600,761		4,651,686

Fee and commission income			999,403		2,930,452		777,055		2,256,596
Fee and commission expense			(508,075)		(1,408,276)		(401,454)		(1,148,556)

Net fee and commission income	5,28		491,328		1,522,176		375,601		1,108,040

Insurance income			2,955,149		6,130,566		270,940		930,629
Insurance expense			(2,762,360)		(5,730,619)		(301,670)		(1,019,037)

Net insurance income(expense)	5,37		192,789		399,947		(30,730)		(88,408)

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	5,29		71,006		426,339		(1,963)		117,890

Net other operating expenses	5,30		(131,936)		(590,520)		(33,114)		(149,107)

General and administrative expenses	5,31		(1,307,043)		(3,796,635)		(994,893)		(3,117,994)

Operating profit before provision for credit losses	5		1,337,594		3,648,279		915,662		2,522,107

Provision for credit losses	5,10,18,23		(172,190)		(479,888)		(194,227)		(507,727)

Net operating income	5		1,165,404		3,168,391		721,435		2,014,380

Share of profit of associates	5,12		19,004		78,119		32,974		193,307
Net other non-operating income	5,32		15,115		165,282		7,448		24,330

Net non-operating income			34,119		243,401		40,422		217,637

Profit before income tax	5		1,199,523		3,411,792		761,857		2,232,017

Income tax expense	5,33		(302,121)		(622,052)		(184,440)		(504,983)

Profit for the period	5		897,402		2,789,740		577,417		1,727,034

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	24		(2,835)		(9,962)		(1,594)		(6,645)
Share of other comprehensive income of associates			—		(131)		(297)		(98)

			(2,835)		(10,093)		(1,891)		(6,743)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(1,249)		(33,184)		(43,142)		(51,445)
Valuation gains(losses) on financial investments			(32,869)		196,580		(6,251)		136,795
Shares of other comprehensive income of associates			(1,145)		101,724		(8,328)		79,670
Cash flow hedges			2,952		5,539		2,408		961
Gains(losses) on hedges of a net investment in a foreign operation			(4,304)		423		8,555		7,217
Other comprehensive income of separate account			(6,611)		(7,929)		—		—

			(43,226)		263,153		(46,758)		173,198

Other comprehensive income for the period, net of tax			(46,061)		253,060		(48,649)		166,455

Total comprehensive income for the period		~~W~~	851,341	~~W~~	3,042,800	~~W~~	528,768	~~W~~	1,893,489

Profit is attributable to:
Shareholders of the Parent Company	5	~~W~~	897,504	~~W~~	2,757,686	~~W~~	564,446	~~W~~	1,689,813
Non-controlling interests	5		(102)		32,054		12,971		37,221

	5	~~W~~	897,402	~~W~~	2,789,740	~~W~~	577,417	~~W~~	1,727,034

Total comprehensive income for the period is attributable to:
Shareholders of the Parent Company		~~W~~	851,531	~~W~~	3,007,929	~~W~~	515,766	~~W~~	1,856,108
Non-controlling interests			(190)		34,871		13,002		37,381

		~~W~~	851,341	~~W~~	3,042,800	~~W~~	528,768	~~W~~	1,893,489

Earnings per share	36
Basic earnings per share		~~W~~	2,240	~~W~~	6,927	~~W~~	1,501	~~W~~	4,445
Diluted earnings per share			2,228		6,890		1,495		4,425

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2017 and 2016

	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Other Comprehensive Income of Disposal group Held for sale		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	430,244	~~W~~	—	~~W~~	10,464,109	~~W~~	—	~~W~~	222,101	~~W~~	28,902,722

Comprehensive income
Profit for the period		—		—		—		—		1,689,813		—		37,221		1,727,034
Remeasurements of net defined benefit liabilities		—		—		(6,567)		—		—		—		(78)		(6,645)
Exchange differences on translating foreign operations		—		—		(51,445)		—		—		—		—		(51,445)
Valuation gains of value of financial investments		—		—		136,762		—		—		—		33		136,795
Shares of other comprehensive income of associates		—		—		79,572		—		—		—		—		79,572
Cash flow hedges		—		—		756		—		—		—		205		961
Gains on hedges of a net investment in a foreign operation		—		—		7,217		—		—		—		—		7,217

Total comprehensive income		—		—		166,295		—		1,689,813		—		37,381		1,893,489

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		—		(476,076)		—		(476,076)
Others		—		280		—		—		—		—		—		280

Total transactions with shareholders		—		280		—		—		(378,625)		(476,076)		(5,156)		(859,577)

Balance at September 30, 2016 (Unaudited)	~~W~~	1,931,758	~~W~~	15,854,790	~~W~~	596,539	~~W~~	—	~~W~~	11,775,297	~~W~~	(476,076)	~~W~~	254,326	~~W~~	29,936,634

Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	—	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Comprehensive income
Profit for the period		—		—		—		—		2,757,686		—		32,054		2,789,740
Remeasurements of net defined benefit liabilities		—		—		(9,882)		—		—		—		(80)		(9,962)
Exchange differences on translating foreign operations		—		—		(33,312)		—		—		—		128		(33,184)
Valuation gains of value of financial investments		—		—		193,640		—		—		—		2,940		196,580
Shares of other comprehensive income of associates		—		—		101,593		—		—		—		—		101,593
Cash flow hedges		—		—		5,635		—		—		—		(96)		5,539
Losses on hedges of a net investment in a foreign operation		—		—		423		—		—		—		—		423
Other comprehensive income of separate account		—		—		(7,854)		—		—		—		(75)		(7,929)
Transfer to other accounts		—		—		(2,368)		(1,124)		3,492		—		—		—

Total comprehensive income		—		—		247,875		(1,124)		2,761,178		—		34,871		3,042,800

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		—		(497,968)		—		(5,156)		(503,124)
Acquisition of treasury shares		—		—		—		—		—		(82,279)		—		(82,279)
Disposal of treasury shares		—		87,212		—		—		—		168,051		—		255,263
Changes in interest in subsidiaries		—		41,352		—		—		—		—		(288,954)		(247,602)
Others		—		(1,599)		—		—		—		—		2,340		741

Total transactions with shareholders		—		126,965		—		—		(497,968)		85,772		(291,770)		(577,001)

Balance at September 30, 2017 (Unaudited)	~~W~~	2,090,558	~~W~~	17,121,867	~~W~~	653,204	~~W~~	(1,124)	~~W~~	14,492,438	~~W~~	(636,201)	~~W~~	6,460	~~W~~	33,727,202

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2017 and 2016

		Nine-Month Period Ended September 30
(in millions of Korean won)	Note	2017		2016
		(Unaudited)		(Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	2,789,740	~~W~~	1,727,034

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			94,090		(38,549)
Net loss(gain) on derivative financial instruments for hedging purposes			101,385		(54,356)
Adjustment of fair value of derivative financial instruments			(683)		(1,156)
Increase in Provision for credit loss			479,888		507,727
Net loss(gain) on financial investments			60,722		(206,587)
Share of profit of associates			(78,119)		(193,307)
Depreciation and amortization expense			380,049		192,905
Other net losses on property and equipment/intangible assets			12,513		4,400
Share-based payments			48,074		22,192
Policy reserve appropriation			1,191,392		305,288
Post-employment benefits			174,863		142,306
Net interest expense			302,054		309,106
Loss on foreign currency translation			(259,709)		182,830
Gains on bargain purchase			(122,986)		—
Net other expense			168,054		105,556

			2,551,587		1,278,355

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(2,911,811)		(2,004,715)
Derivative financial instruments			(53,741)		(1,499)
Loans			(16,884,957)		(13,248,060)
Current income tax assets			47,865		3,197
Deferred income tax assets			30,294		3,999
Other assets			(7,092,979)		(1,595,277)
Financial liabilities at fair value through profit or loss			1,074,658		737,111
Deposits			13,645,523		10,160,329
Deferred income tax liabilities			157,721		(30,639)
Other liabilities			(100,045)		5,105,906

			(12,087,472)		(869,648)

Net cash inflow(outflow) from operating activities			(6,746,145)		2,135,741

Cash flows from investing activities
Disposal of financial investments			29,715,736		23,144,932
Acquisition of financial investments			(34,454,670)		(25,112,894)
Disposal of investments in associates			133,874		43,948
Acquisition of investments in associates			(42,369)		(1,363,719)
Disposal of property and equipment			21,086		656
Acquisition of property and equipment			(188,665)		(181,607)
Disposal of investment property			2,871		—
Acquisition of investment property			(256)		(1,085)
Disposal of intangible assets			5,641		5,622
Acquisition of intangible assets			(70,830)		(68,386)
Net cash flows from the change in subsidiaries			(362,764)		—
Others			181,517		(273,096)
Net cash outflow from investing activities			(5,058,829)		(3,805,629)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			37,182		48,866
Net increase(decrease) in debts			4,259,665		43,824
Increase in debentures			103,381,766		71,277,620
Decrease in debentures			(95,472,496)		(69,297,414)
Increase in other payables from trust accounts			1,162,753		1,271,534
Dividends paid to shareholders of the Parent Company			(497,968)		(378,625)
Acquisition of treasury shares			(82,177)		(460,834)
Disposal of treasury shares			3,515		—
Dividends paid to non-controlling interests			(5,156)		(5,156)
Increase in non-controlling interests			(163,660)		—
Others			(22,781)		(29,270)

Net cash inflow(outflow) from financing activities			12,600,643		2,470,545

Effect of exchange rate changes on cash and cash equivalents			(60,936)		62,841

Net increase(decrease) in cash and cash equivalents			734,733		863,498
Cash and cash equivalents at the beginning of the period	38		7,414,836		7,457,919
Cash and cash equivalents classified as disposal group held for sale			31,704		—
Cash and cash equivalents at the end of the period	38	~~W~~	8,181,273	~~W~~	8,321,417

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

1. The Parent Company

KB Financial Group Inc. (the Parent Company) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of September 30, 2017, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated interim financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The Group’s consolidated interim financial statements for the nine-month period ended September 30, 2017, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These condensed consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of September 30, 2017.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112 Disclosure of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Group will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements because the Group is not a venture capital organization.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Enactments to Interpretation 2122 Foreign Currency Transactions and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the enactments to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Within the Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Group is analyzing the financial impacts of Korean IFRS 1109 on its consolidated financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]

Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]

Hold for trading and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under Korean IFRS 1039. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, contract assets, lease receivables, loan commitments and certain financial guarantee contracts.

Under Korean IFRS 1109 ‘expected loss’ model, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument

3	Credit-impaired

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

Meanwhile, Kookmin Bank(the Bank), a major subsidiary of the Group, performed an impact assessment to identify potential financial effects of applying Korean IFRS 1109. The assessment was performed based on retainable information as at June 30, 2017, and the results of the assessment are explained as below. The Bank plans to perform more detailed analysis on financial effects based on additional information in the future; therefore, the results of the assessment may change due to additional information that the Bank may obtain and decisions derived thereof after the assessment.

(a) Classification and Measurement of Financial Assets

According to Korean IFRS 1109, debt securities those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity securities that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss. As at June 30, 2017, the Bank holds debt securities, equity securities and other financial assets classified as financial assets at fair value through profit or loss that amount to ~~W~~8,501,216 million, ~~W~~155,387 million and ~~W~~208,390 million, respectively.

Based on results from the impact assessment, if the Bank applies Korean IFRS 1109 to the financial assets measured at fair value through profit or loss as at June 30, 2017, the application will not have a material impact on the financial statements because the majority of the financial assets will still be classified as at fair value through profit or loss.

According to Korean IFRS 1109, a debt security is measured at fair value through other comprehensive income if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the contractual cash flows represents solely payments of principal and interest on a specific date under contract terms. As at June 30, 2017, the Bank holds debt securities and beneficiary securities of ~~W~~26,289,316 million classified as financial assets available-for-sale.

Based on results from the impact assessment of Korean IFRS 1109, if Korean IFRS 1109 is applied for the above debt securities classified as financial assets available-for-sale, as at June 30, 2017, the Bank expects the majority of the financial assets to be measured at fair value through other comprehensive income. Meanwhile, the beneficiary securities amounting to ~~W~~3,994,282 million which of contractual cash flows under the instrument do not solely represent payments of principal and interest on the principal amount, are measured at fair value through profit or loss, accordingly, the Bank expects volatility in profit or loss may be increased.

According to Korean IFRS 1109, equity securities that are not held for trading, the Bank can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at June 30, 2017, the Bank holds equity securities of ~~W~~2,034,962 million classified as financial assets available-for-sale.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Based on results from the impact assessment of Korean IFRS 1109, the Bank plans to designate most equity securities as instruments measured at fair value through profit or loss except some equity instruments, which are classified in financial assets available-for-sale, held for business agreement and investment purpose. Therefore, the Bank expects the application of Korean IFRS 1109 on these financial assets may increase volatility in profit or loss.

According to Korean IFRS 1109, a debt instrument is measured at amortized cost if: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest. As at June 30, 2017, the Bank measured loans and receivables of ~~W~~242,661,130 million, cash and due from financial institutions of ~~W~~15,237,433 million and financial assets held-to-maturity of ~~W~~8,849,879 million at amortized costs.

Based on results from the impact assessment, if the Bank applies Korean IFRS 1109 to the above financial assets, as at June 30, 2017, the application will not have a material impact on the financial statements. This is because the Bank holds the majority of financial assets measured at amortized cost that meets the both criteria: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest, although loans with conversion right and a part of due from financial institutions which of contractual cash flows do not represent solely payments of principal and interest, are recognized at fair value through profit or loss.

(b) Classification and Measurement of Financial Liabilities

Based on results from the impact assessment of Korean IFRS 1109, the Bank expects that the application will have no impact on the financial statements because the Bank had no financial liabilities designated as at fair value through profit or loss as at June 30, 2017.

(c) Impairment: Financial Assets and Contract Assets

Based on results from the impact assessment, if the Bank applies Korean IFRS 1109, as at June 30, 2017, target of measurement in loss allowance balances and amounts are estimated as follows:

	Accounts/Stage			Carrying amounts
		Balances		Loss allowances applying Korean IFRS 1109
	Stage 1	~~W~~	221,708,221	~~W~~	309,556
Loans	Stage 2		20,183,037		308,081
	Stage 3		1,695,315		934,134
Debt securities/Due from financial institutions			42,031,940		6,490

		~~W~~	285,475,777	~~W~~	1,550,219

[1].	The amounts includes other assets (Suspense Receivable as Credit) applying IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Based on results from the impact assessment, if the Bank applies Korean IFRS 1109, as at June 30, 2017, the amounts of Provisions are estimated as follows:

	Accounts/Stage	Carrying amounts
		Loss allowances applying Korean IFRS 1109
	Stage 1	~~W~~	100,797
Provisions	Stage 2		555,703
	Stage 3		21,342

		~~W~~	177,842

Based on results from the impact assessment as of June 30, 2017, the Bank expects that there will be decreased 0.05% in BIS ratio(Total Regulatory Capital) compared to the current 16.54% to 16.49%.

The results of the assessment as of June 30, 2017 may change due to additional information obtained after the assessment and related decisions.

(d) Hedge Accounting

As of June 30, 2017, the Bank applies the hedge accounting to its assets and liabilities that amount to ~~W~~5,363,324 million. With applying the hedge accounting, the Bank recognized the changes in fair value of fair value hedging instruments for ~~W~~20,575 million in profit or loss, and the reclassification of the changes in fair value of cash flow hedging instruments for ~~W~~31 million in profit or loss, which were previously recognized in other comprehensive income. As of June 30, 2017, the changes in fair values of cash flow hedging instruments and hedge on net investments in foreign operation which have been recognized in accumulated other comprehensive income amount to ~~W~~1,005 million and ~~W~~36,009 million, respectively.

Furthermore, when the Bank first applies Korean IFRS 1109, it may choose as its accounting policy to continue to apply all of the hedge accounting requirements of Korean IFRS 1039 instead of the requirements of Korean IFRS 1109.

•	Korean IFRS 1115 Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group will apply new standard for annual reporting periods beginning on or after January 1, 2018, and early adoption is permitted. The Group is analyzing financial impacts of Korean IFRS 1115 on its consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those that applied to the separate financial statements for the year ended December 31, 2016, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s internal capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Group manages credit risk by allocating credit risk internal capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Financial assets
Due from financial institutions	~~W~~	20,120,389	~~W~~	15,326,173
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		25,131,900		23,058,919
Financial assets designated at fair value through profit or loss		1,986,417		1,693,255
Derivatives		2,171,087		3,381,935
Loans[2]		285,947,141		265,486,134
Financial investments
Available-for-sale financial assets		35,745,776		27,445,752
Held-to-maturity financial assets		18,019,808		11,177,504
Other financial assets[2]		10,072,028		7,322,335

		399,194,546		354,892,007

Off-balance sheet items
Acceptances and guarantees contracts		7,802,670		7,822,124
Financial guarantee contracts		3,828,676		4,746,292
Commitments		100,027,799		97,005,556

		111,659,145		109,573,972

	~~W~~	510,853,691	~~W~~	464,465,979

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~72,230 million and ~~W~~72,349 million as of September 30, 2017 and December 31, 2016, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loan carried at amortized cost when there is any objective indication of impairment. Impairment loss is defined as incurred loss in accordance with Korean IFRS; therefore, a loss that might occur due to a future event is not recognized in spite of its likelihood. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Loans as of September 30, 2017 and December 31, 2016, are classified as follows:

(In millions of Korean won)
	September 30, 2017
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	141,358,571	99.06	~~W~~	128,554,507	98.68	~~W~~	14,473,949	95.71	~~W~~	284,387,027	98.72
Past due but not impaired		824,494	0.58		143,927	0.11		308,421	2.04		1,276,842	0.44
Impaired		512,802	0.36		1,573,035	1.21		339,546	2.25		2,425,383	0.84

		142,695,867	100.00		130,271,469	100.00		15,121,916	100.00		288,089,252	100.00

Less: Allowances[1]		(424,574)	0.30		(1,281,518)	0.98		(436,019)	2.88		(2,142,111)	0.74

Carrying amount	~~W~~	142,271,293		~~W~~	128,989,951		~~W~~	14,685,897		~~W~~	285,947,141

(In millions of Korean won)
	December 31, 2016
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	133,491,252	98.86	~~W~~	117,346,453	98.44	~~W~~	13,001,473	96.09	~~W~~	263,839,178	98.53
Past due but not impaired		961,370	0.71		202,474	0.17		226,648	1.68		1,390,492	0.52
Impaired		575,711	0.43		1,656,387	1.39		302,122	2.23		2,534,220	0.95

		135,028,333	100.00		119,205,314	100.00		13,530,243	100.00		267,763,890	100.00

Less: Allowances[1]		(481,289)	0.36		(1,382,172)	1.16		(414,295)	3.06		(2,277,756)	0.85

Carrying amount	~~W~~	134,547,044		~~W~~	117,823,142		~~W~~	13,115,948		~~W~~	265,486,134

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	September 30, 2017
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	120,726,420	~~W~~	67,996,000	~~W~~	8,049,463	~~W~~	196,771,883
Grade 2		16,745,535		52,413,769		4,972,385		74,131,689
Grade 3		2,797,544		5,844,374		1,343,120		9,985,038
Grade 4		829,800		1,652,982		76,139		2,558,921
Grade 5		259,272		647,382		32,842		939,496

	~~W~~	141,358,571	~~W~~	128,554,507	~~W~~	14,473,949	~~W~~	284,387,027

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	110,720,263	~~W~~	57,754,882	~~W~~	6,804,763	~~W~~	175,279,908
Grade 2		18,400,111		49,531,423		4,774,368		72,705,902
Grade 3		3,188,861		7,722,663		1,147,814		12,059,338
Grade 4		935,265		1,728,631		249,529		2,913,425
Grade 5		246,752		608,854		24,999		880,605

	~~W~~	133,491,252	~~W~~	117,346,453	~~W~~	13,001,473	~~W~~	263,839,178

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	September 30, 2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	666,495	~~W~~	99,290	~~W~~	56,102	~~W~~	2,607	~~W~~	824,494
Corporate		96,015		26,352		21,560		—		143,927
Credit card		256,375		33,760		18,286		—		308,421

	~~W~~	1,018,885	~~W~~	159,402	~~W~~	95,948	~~W~~	2,607	~~W~~	1,276,842

(In millions of Korean won)
	December 31, 2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	782,262	~~W~~	119,667	~~W~~	57,187	~~W~~	2,254	~~W~~	961,370
Corporate		134,432		44,086		23,956		—		202,474
Credit card		176,390		31,880		18,378		—		226,648

	~~W~~	1,093,084	~~W~~	195,633	~~W~~	99,521	~~W~~	2,254	~~W~~	1,390,492

Impaired loans are as follows:

(In millions of Korean won)	September 30, 2017
	Retail		Corporate		Credit card		Total
Loans	~~W~~	512,802	~~W~~	1,573,035	~~W~~	339,546	~~W~~	2,425,383
Allowances under
Individual assessment		(91)		(806,057)		—		(806,148)
Collective assessment		(183,221)		(113,608)		(207,674)		(504,503)

		(183,312)		(919,665)		(207,674)		(1,310,651)

	~~W~~	329,490	~~W~~	653,370	~~W~~	131,872	~~W~~	1,114,732

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Loans	~~W~~	575,711	~~W~~	1,656,387	~~W~~	302,122	~~W~~	2,534,220
Allowances under
Individual assessment		(3)		(860,829)		—		(860,832)
Collective assessment		(217,535)		(133,507)		(183,211)		(534,253)

		(217,538)		(994,336)		(183,211)		(1,395,085)

	~~W~~	358,173	~~W~~	662,051	~~W~~	118,911	~~W~~	1,139,135

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	September 30, 2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	15,374	~~W~~	127,254	~~W~~	174,249	~~W~~	56,289,464	~~W~~	56,606,341
Deposits and savings		11,341		5,101		40,800		3,982,868		4,040,110
Property and equipment		3,470		28,919		39,731		10,183,326		10,255,446
Real estate		237,129		324,537		473,012		146,593,031		147,627,709

	~~W~~	267,314	~~W~~	485,811	~~W~~	727,792	~~W~~	217,048,689	~~W~~	218,529,606

(In millions of Korean won)
	December 31, 2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	21,168	~~W~~	131,752	~~W~~	207,493	~~W~~	52,994,315	~~W~~	53,354,728
Deposits and savings		10,849		6,114		51,815		2,115,376		2,184,154
Property and equipment		7,083		25,035		28,053		5,380,329		5,440,500
Real estate		262,340		341,803		590,196		137,263,717		138,458,056

	~~W~~	301,440	~~W~~	504,704	~~W~~	877,557	~~W~~	197,753,737	~~W~~	199,437,438

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Securities that are neither past due nor impaired[1]	~~W~~	80,806,871	~~W~~	63,298,248
Impaired securities[1]		4,800		4,833

	~~W~~	80,811,671	~~W~~	63,303,081

[1]	Including debt instruments designated at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	September 30, 2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	21,710,751	~~W~~	3,168,877	~~W~~	82,078	~~W~~	33,421	~~W~~	64,543	~~W~~	25,059,670
Financial assets designated at fair value through profit or loss		1,943,803		42,614		—		—		—		1,986,417
Available-for-sale financial assets		33,385,511		2,271,503		81,288		2,673		—		35,740,975
Held-to-maturity financial assets		18,010,031		—		9,778		—		—		18,019,809

	~~W~~	75,050,096	~~W~~	5,482,994	~~W~~	173,144	~~W~~	36,094	~~W~~	64,543	~~W~~	80,806,871

(In millions of Korean won)
	December 31, 2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	20,101,364	~~W~~	2,752,038	~~W~~	46,113	~~W~~	18,397	~~W~~	68,658	~~W~~	22,986,570
Financial assets designated at fair value through profit or loss		1,563,152		120,925		8,176		—		1,002		1,693,255
Available-for-sale financial assets		26,082,139		1,310,782		47,998		—		—		27,440,919
Held-to-maturity financial assets		11,177,504		—		—		—		—		11,177,504

	~~W~~	58,924,159	~~W~~	4,183,745	~~W~~	102,287	~~W~~	18,397	~~W~~	69,660	~~W~~	63,298,248

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic				Foreign
	KAP	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB-or under	BB-or under	BB-or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.2.6 Credit Risk Concentration Analysis

Details of the Group’s regional loans as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	September 30, 2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	142,600,348	~~W~~	126,607,941	~~W~~	15,118,253	~~W~~	284,326,542	98.69	~~W~~	(2,092,403)	~~W~~	282,234,139
Europe		—		237,010		334		237,344	0.08		(2,873)		234,471
China		—		1,899,665		1,595		1,901,260	0.66		(31,515)		1,869,745
Japan		587		105,313		210		106,110	0.04		(8,461)		97,649
United States		—		1,030,092		692		1,030,784	0.36		(2,219)		1,028,565
Others		94,932		391,448		832		487,212	0.17		(4,640)		482,572

	~~W~~	142,695,867	~~W~~	130,271,469	~~W~~	15,121,916	~~W~~	288,089,252	100.00	~~W~~	(2,142,111)	~~W~~	285,947,141

(In millions of Korean won)
	December 31, 2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	134,956,004	~~W~~	116,271,176	~~W~~	13,526,026	~~W~~	264,753,206	98.88	~~W~~	(2,234,971)	~~W~~	262,518,235
Europe		1		206,580		245		206,826	0.08		(1,719)		205,107
China		—		1,328,525		2,570		1,331,095	0.50		(23,500)		1,307,595
Japan		1,352		90,977		205		92,534	0.03		(10,385)		82,149
United States		—		984,472		566		985,038	0.37		(2,032)		983,006
Others		70,976		323,584		631		395,191	0.14		(5,149)		390,042

	~~W~~	135,028,333	~~W~~	119,205,314	~~W~~	13,530,243	~~W~~	267,763,890	100.00	~~W~~	(2,277,756)	~~W~~	265,486,134

Details of the Group’s industrial corporate loans as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,704,264	8.22	~~W~~	(46,866)	~~W~~	10,657,398
Manufacturing		39,727,304	30.49		(494,906)		39,232,398
Service		54,148,072	41.56		(299,446)		53,848,626
Wholesale & Retail		15,354,730	11.79		(93,196)		15,261,534
Construction		3,303,071	2.54		(267,537)		3,035,534
Public sector		1,098,740	0.84		(16,001)		1,082,739
Others		5,935,288	4.56		(63,566)		5,871,722

	~~W~~	130,271,469	100.00	~~W~~	(1,281,518)	~~W~~	128,989,951

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,603,474	8.90	~~W~~	(20,870)	~~W~~	10,582,604
Manufacturing		36,505,044	30.62		(539,512)		35,965,532
Service		48,529,236	40.71		(307,132)		48,222,104
Wholesale & Retail		14,246,756	11.95		(116,233)		14,130,523
Construction		3,381,470	2.84		(357,439)		3,024,031
Public sector		886,583	0.74		(6,318)		880,265
Others		5,052,751	4.24		(34,668)		5,018,083

	~~W~~	119,205,314	100.00	~~W~~	(1,382,172)	~~W~~	117,823,142

Types of the Group’s retail and credit card loans as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	62,518,974	39.61	~~W~~	(21,532)	~~W~~	62,497,442
General		80,176,893	50.81		(403,042)		79,773,851
Credit card		15,121,916	9.58		(436,019)		14,685,897

	~~W~~	157,817,783	100.00	~~W~~	(860,593)	~~W~~	156,957,190

(In millions of Korean won)	December 31, 2016
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	59,015,452	39.73	~~W~~	(22,787)	~~W~~	58,992,665
General		76,012,881	51.17		(458,502)		75,554,379
Credit card		13,530,243	9.10		(414,295)		13,115,948

	~~W~~	148,558,576	100.00	~~W~~	(895,584)	~~W~~	147,662,992

Details of the Group’s industrial securities, excluding equity securities, and derivative financial instruments as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	8,018,211	32.00
Banking and insurance		11,214,699	44.75
Others		5,826,760	23.25

		25,059,670	100.00

Financial assets designated at fair value through profit or loss
Government and government funded institutions		39,870	2.01
Banking and insurance		1,614,146	81.26
Others		332,401	16.73

		1,986,417	100.00

Derivative financial assets
Government and government funded institutions		10,266	0.47
Banking and insurance		2,002,899	92.26
Others		157,922	7.27

		2,171,087	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Available-for-sale financial assets
Government and government funded institutions		8,579,551	24.00
Banking and insurance		18,811,963	52.63
Others		8,354,262	23.37

		35,745,776	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,370,026	46.45
Banking and insurance		7,867,009	43.66
Others		1,782,773	9.89

		18,019,808	100.00

	~~W~~	82,982,758

(In millions of Korean won)	December 31, 2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	7,875,106	34.26
Banking and insurance		11,408,503	49.63
Others		3,702,961	16.11

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,693,255	100.00

		1,693,255	100.00

Derivative financial assets
Government and government funded institutions		104,025	3.08
Banking and insurance		2,998,412	88.66
Others		279,498	8.26

		3,381,935	100.00

Available-for-sale financial assets
Government and government funded institutions		10,579,880	38.55
Banking and insurance		13,901,908	50.65
Others		2,963,964	10.80

		27,445,752	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,373,994	48.08
Banking and insurance		5,471,443	48.95
Others		332,067	2.97

		11,177,504	100.00

	~~W~~	66,685,016

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Amount		%
Financial assets held for trading
Korea	~~W~~	23,380,101	93.30
United States		531,060	2.12
Others		1,148,509	4.58

		25,059,670	100.00

Financial assets designated at fair value through profit or loss
Korea		1,193,600	60.09
United States		70,556	3.55
Others		722,261	36.36

		1,986,417	100.00

Derivative financial assets
Korea		1,151,923	53.05
United States		255,917	11.79
Others		763,247	35.16

		2,171,087	100.00

Available-for-sale financial assets
Korea		33,188,365	92.84
United States		1,283,065	3.59
Others		1,274,346	3.57

		35,745,776	100.00

Held-to-maturity financial assets
Korea		15,970,595	88.62
United States		913,055	5.07
Others		1,136,158	6.31

		18,019,808	100.00

	~~W~~	82,982,758

(In millions of Korean won)	December 31, 2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	22,359,665	97.27
United States		141,022	0.61
Others		485,883	2.12

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Korea		1,232,226	72.77
United States		72,837	4.30
Others		388,192	22.93

		1,693,255	100.00

Derivative financial assets
Korea		2,323,198	68.69
United States		291,160	8.61
Others		767,577	22.70

		3,381,935	100.00

Available-for-sale financial assets
Korea		26,855,024	97.85
United States		141,473	0.52
Others		449,255	1.63

		27,445,752	100.00

Held-to-maturity financial assets
Korea		10,029,429	89.73
United States		193,360	1.73
Others		954,715	8.54

		11,177,504	100.00

	~~W~~	66,685,016

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial instruments and derivatives indexed to the price of gold that are recognized as due from financial institutions and financial assets held for trading are mostly related to financial and insurance industries with high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Group becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,623,795	~~W~~	1,339,830	~~W~~	442,054	~~W~~	565,846	~~W~~	179,290	~~W~~	52,735	~~W~~	9,203,550
Financial assets held for trading[2]		29,514,017		—		—		—		—		—		29,514,017
Financial assets designated at fair value through profit or loss[2]		2,071,798		—		—		—		—		—		2,071,798
Derivatives held for trading[2]		2,041,919		—		—		—		—		—		2,041,919
Derivatives held for fair value hedging[3]		46		7,452		9,410		6,693		(2,818)		53,357		74,140
Loans		2,785,054		22,528,556		27,087,059		101,861,057		76,517,873		96,401,864		327,181,463
Available-for-sale financial assets[4]		11,262,672		501,535		984,929		10,047,565		19,239,735		9,061,285		51,097,721
Held-to-maturity financial assets		—		570,410		368,220		3,632,642		7,024,998		12,029,467		23,625,737
Other financial assets		188,268		7,574,492		43,700		1,334,253		76,042		17,058		9,233,813

	~~W~~	54,487,569	~~W~~	32,522,275	~~W~~	28,935,372	~~W~~	117,448,056	~~W~~	103,035,120	~~W~~	117,615,766	~~W~~	454,044,158

(In millions of Korean won)	September 30, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	2,350,115	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,350,115
Financial liabilities designated at fair value through profit or loss[2]		11,147,819		—		—		—		—		—		11,147,819
Derivatives held for trading[2]		2,167,883		—		—		—		—		—		2,167,883
Derivatives held for fair value hedging[3]		2,409		(3,660)		8,999		(49,631)		(4,910)		985		(45,808)
Deposits[5]		122,818,752		12,007,892		25,029,987		80,068,857		11,312,895		3,702,428		254,940,811
Debts		6,174,076		10,085,706		3,406,483		5,670,475		4,083,399		573,218		29,993,357
Debentures		42,627		974,830		2,559,323		8,563,509		28,283,764		3,400,197		43,824,250
Other financial liabilities		200,983		13,002,224		149,795		206,013		305,425		997,898		14,862,338

	~~W~~	144,904,664	~~W~~	36,066,992	~~W~~	31,154,587	~~W~~	94,459,223	~~W~~	43,980,573	~~W~~	8,674,726	~~W~~	359,240,765

Off- balance sheet items
Commitments[6]	~~W~~	100,027,799	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,027,799
Financial guarantee contract[7]		3,828,676		—		—		—		—		—		3,828,676

	~~W~~	103,856,475	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	103,856,475

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,431,488	~~W~~	815,026	~~W~~	414,076	~~W~~	629,696	~~W~~	353,581	~~W~~	—	~~W~~	8,643,867
Financial assets held for trading[2]		26,099,518		—		—		—		—		—		26,099,518
Financial assets designated at fair value through profit or loss[2]		1,758,846		—		—		—		—		—		1,758,846
Derivatives held for trading[2]		3,263,115		—		—		—		—		—		3,263,115
Derivatives held for fair value hedging[3]		—		4,075		1,719		1,791		(584)		53,185		60,186
Loans		25,333		24,246,878		27,731,932		88,710,331		73,969,738		90,290,586		304,974,798
Available-for-sale financial assets[4]		6,444,890		617,457		1,734,077		6,027,364		17,804,826		3,916,630		36,545,244
Held-to-maturity financial assets		—		280,822		552,875		1,423,078		6,478,050		4,457,977		13,192,802
Other financial assets		138,840		5,316,491		34,215		1,188,493		42,957		10,408		6,731,404

	~~W~~	44,162,030	~~W~~	31,280,749	~~W~~	30,468,894	~~W~~	97,980,753	~~W~~	98,648,568	~~W~~	98,728,786	~~W~~	401,269,780

(In millions of Korean won)	December 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss[2]		10,979,326		—		—		—		—		—		10,979,326
Derivatives held for trading[2]		3,712,015		—		—		—		—		—		3,712,015
Derivatives held for fair value hedging[3]		(1,145)		3,462		(5,114)		8,081		(37,880)		—		(32,596)
Deposits[5]		118,054,880		13,886,329		24,840,830		72,178,631		10,393,616		3,790,933		243,145,219
Debts		8,473,706		5,830,600		3,567,985		5,124,571		4,195,123		116,023		27,308,008
Debentures		52,188		2,078,866		2,403,874		7,493,938		20,673,639		3,273,158		35,975,663
Other financial liabilities		1,656,767		10,969,703		29,248		114,381		354,976		895,950		14,021,025

	~~W~~	144,071,247	~~W~~	32,768,960	~~W~~	30,836,823	~~W~~	84,919,602	~~W~~	35,579,474	~~W~~	8,076,064	~~W~~	336,252,170

Off- balance sheet items
Commitments[6]	~~W~~	97,005,556	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,005,556
Financial guarantee contract[7]		4,746,292		—		—		—		—		—		4,746,292

	~~W~~	101,751,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,751,848

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The amounts of ~~W~~13,773,342 million and ~~W~~9,307,958 million, which are restricted due from the financial institutions as of September 30, 2017 and December 31, 2016, respectively, are excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	September 30, 2017
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(244)	~~W~~	(2,188)	~~W~~	(6,373)	~~W~~	(8,654)	~~W~~	50	~~W~~	(17,409)
Cash flow to be received of total settlement derivatives		73,716		228,828		1,216,485		1,013,274		—		2,532,303
Cash flow to be paid of total settlement derivatives	~~W~~	(72,209)	~~W~~	(226,105)	~~W~~	(1,198,936)	~~W~~	(974,883)	~~W~~	—	~~W~~	(2,472,133)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)
	December 31, 2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(283)	~~W~~	(1,078)	~~W~~	(3,088)	~~W~~	(3,141)	~~W~~	—	~~W~~	(7,590)
Cash flow to be received of total settlement derivatives		302		948		245,909		121,152		—		368,311
Cash flow to be paid of total settlement derivatives		(522)		(1,080)		(224,600)		(110,373)		—		(336,575)

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments; such as, securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures; such as, trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk on a regular basis. The status and limits of interest rate risks; such as, interest rate EaR, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.6 Financial Instruments in Foreign Currencies

Details of financial instruments denominated in foreign currencies translated into Korean won as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,151,787	~~W~~	253,956	~~W~~	361,219	~~W~~	30,771	~~W~~	940,236	~~W~~	344,593	~~W~~	4,082,562
Financial assets held for trading		2,614,525		108,335		66,410		8,998		15,436		39,442		2,853,146
Financial assets designated at fair value through profit or loss		920,822		—		—		—		—		—		920,822
Derivatives held for trading		92,982		489		36,717		—		1,048		131,935		263,171
Derivatives held for hedging		8,978		—		—		—		—		—		8,978
Loans		11,489,516		274,068		1,210,399		9,194		704,677		243,115		13,930,969
Available-for-sale financial assets		6,270,229		108,726		109,562		—		40,785		65,966		6,595,268
Held-to-maturity financial assets		2,104,291		—		—		—		5,164		4,614		2,114,069
Other financial assets		2,030,367		58,264		31,640		5,207		47,174		414,482		2,587,134

	~~W~~	27,683,497	~~W~~	803,838	~~W~~	1,815,947	~~W~~	54,170	~~W~~	1,754,520	~~W~~	1,244,147	~~W~~	33,356,119

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,762,569	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,762,569
Derivatives held for trading		139,928		3,154		75,505		—		217		267,141		485,945
Derivatives held for hedging		49,612		—		—		—		—		—		49,612
Deposits		7,526,951		582,704		317,293		48,034		1,115,380		391,161		9,981,523
Debts		8,902,958		45,388		99,091		790		70,767		22,709		9,141,703
Debentures		3,647,842		—		—		—		—		117,343		3,765,185
Other financial liabilities		2,595,416		58,689		47,285		2,229		49,898		148,070		2,901,587

	~~W~~	24,625,276	~~W~~	689,935	~~W~~	539,174	~~W~~	51,053	~~W~~	1,236,262	~~W~~	946,424	~~W~~	28,088,124

Off-balance sheet items	~~W~~	13,848,409	~~W~~	8,670	~~W~~	44,994	~~W~~	477	~~W~~	288,392	~~W~~	130,775	~~W~~	14,321,717

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,562,178	~~W~~	209,264	~~W~~	353,841	~~W~~	17,224	~~W~~	601,317	~~W~~	343,825	~~W~~	4,087,649
Financial assets held for trading		1,078,304		123,733		2,927		—		6,275		—		1,211,239
Financial assets designated at fair value through profit or loss		458,422		—		—		—		—		—		458,422
Derivatives held for trading		84,938		13		24,616		—		—		90,626		200,193
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,824,626		342,100		895,208		5,799		552,966		180,445		12,801,144
Available-for-sale financial assets		2,214,244		150,510		—		—		35,873		1,033		2,401,660
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		930,606		245,827		35,981		30,793		176,833		648,089		2,068,129

	~~W~~	19,307,310	~~W~~	1,071,447	~~W~~	1,312,573	~~W~~	53,816	~~W~~	1,373,264	~~W~~	1,264,018	~~W~~	24,382,428

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	457,766	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	457,766
Derivatives held for trading		105,918		—		129,349		—		—		315,403		550,670
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		7,259,601		597,173		457,447		52,710		791,825		399,683		9,558,439
Debts		7,273,597		169,507		83,105		279		85,123		37,491		7,649,102
Debentures		3,830,709		—		—		—		—		—		3,830,709
Other financial liabilities		1,453,669		52,275		534,224		1,429		176,382		294,933		2,512,912

	~~W~~	20,444,894	~~W~~	818,955	~~W~~	1,204,125	~~W~~	54,418	~~W~~	1,053,330	~~W~~	1,047,510	~~W~~	24,623,232

Off-balance sheet items	~~W~~	14,570,708	~~W~~	822	~~W~~	39,000	~~W~~	—	~~W~~	131,210	~~W~~	470,900	~~W~~	15,212,640

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		The activities within this segment include investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include non-life insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial information by business segment for the nine-month period ended September 30, 2017, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
Operating income from external customers	~~W~~	1,540,637	~~W~~	1,975,075	~~W~~	1,018,774	~~W~~	4,534,486	~~W~~	776,699	~~W~~	776,147	~~W~~	983,395	~~W~~	108,223	~~W~~	265,964	~~W~~	—	~~W~~	7,444,914
Intra-segment operating income(expenses)		14,541		—		159,834		174,375		(1,480)		(2,827)		(158,140)		(24,492)		136,914		(124,350)		—

	~~W~~	1,555,178	~~W~~	1,975,075	~~W~~	1,178,608	~~W~~	4,708,861	~~W~~	775,219	~~W~~	773,320	~~W~~	825,255	~~W~~	83,731	~~W~~	402,878	~~W~~	(124,350)	~~W~~	7,444,914

Net interest income		1,889,344		1,951,413		131,750		3,972,507		218,320		303,702		804,769		161,838		222,837		2,999		5,686,972
Interest income		2,637,264		2,902,057		587,937		6,127,258		369,167		303,787		994,913		161,859		430,958		(9,208)		8,378,734
Interest expense		(747,920)		(950,644)		(456,187)		(2,154,751)		(150,847)		(85)		(190,144)		(21)		(208,121)		12,207		(2,691,762)
Net fee and commission income		175,031		435,904		299,057		909,992		395,179		(62,798)		109,245		(2,696)		181,665		(8,411)		1,522,176
Fee and commission income		233,257		486,852		370,581		1,090,690		457,004		783		1,406,877		55		216,436		(241,393)		2,930,452
Fee and commission expense		(58,226)		(50,948)		(71,524)		(180,698)		(61,825)		(63,581)		(1,297,632)		(2,751)		(34,771)		232,982		(1,408,276)
Net insurance income		—		—		—		—		—		472,604		16,108		(102,296)		—		13,531		399,947
Insurance income		—		—		—		—		—		5,347,661		27,577		763,447		—		(8,119)		6,130,566
Insurance expenses		—		—		—		—		—		(4,875,057)		(11,469)		(865,743)		—		21,650		(5,730,619)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(307)		—		110,293		109,986		270,122		14,138		—		5,948		21,082		5,063		426,339
Net other operating income (expense)		(508,890)		(412,242)		637,508		(283,624)		(108,402)		45,674		(104,867)		20,937		(22,706)		(137,532)		(590,520)
General and administrative expenses		(646,961)		(1,269,055)		(500,156)		(2,416,172)		(547,338)		(395,360)		(277,119)		(53,355)		(202,338)		95,047		(3,796,635)
Operating profit before provision for credit losses		908,217		706,020		678,452		2,292,689		227,881		377,960		548,136		30,376		200,540		(29,303)		3,648,279
Provision (reversal) for credit losses		(84,560)		(83,989)		(504)		(169,053)		(22,327)		(8,996)		(239,374)		(690)		(39,486)		38		(479,888)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Net operating income	823,657	622,031	677,948	2,123,636	205,554	368,964	308,762	29,686	161,054	(29,265)	3,168,391
Share of profit of associates	—	—	31,186	31,186	213	—	(306)	—	5,521	41,505	78,119
Net other non-operating income (expense)	1,954	—	37,126	39,080	11,160	8,710	(5,948)	(145)	7,128	105,297	165,282
Segment profits before income tax	825,611	622,031	746,260	2,193,902	216,927	377,674	302,508	29,541	173,703	117,537	3,411,792
Income tax expense	(200,203)	(150,532)	(1,904)	(352,639)	(56,870)	(96,298)	(68,625)	(6,267)	(53,303)	11,950	(622,052)
Profit for the period	625,408	471,499	744,356	1,841,263	160,057	281,376	233,883	23,274	120,400	129,487	2,789,740
Profit attributable to shareholders of the Parent Company	625,408	471,499	744,356	1,841,263	160,057	281,277	233,883	23,274	120,746	97,186	2,757,686
Profit attributable to non-controlling interests	—	—	—	—	—	99	—	—	(346)	32,301	32,054
Total assets[1]	117,323,006	126,259,223	83,025,035	326,607,264	37,654,142	31,893,630	17,348,777	9,070,957	37,245,333	(27,011,628)	432,808,475
Total liabilities[1]	99,399,883	146,200,043	55,953,563	301,553,489	33,326,871	28,670,658	13,391,307	8,518,145	14,642,014	(1,021,211)	399,081,273

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial information by business segment for the nine-month period ended September 30, 2016, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Investment & Securities		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
Operating income from external customers	~~W~~	1,308,935	~~W~~	1,651,337	~~W~~	1,167,521	~~W~~	4,127,793	~~W~~	154,489	~~W~~	932,206	~~W~~	110,101	~~W~~	315,512	~~W~~	—	~~W~~	5,640,101
Intra-segment operating income(expenses)		21,422		—		174,014		195,436		3,622		(189,911)		(20,771)		138,218		(126,594)		—

	~~W~~	1,330,357	~~W~~	1,651,337	~~W~~	1,341,535	~~W~~	4,323,229	~~W~~	158,111	~~W~~	742,295	~~W~~	89,330	~~W~~	453,730	~~W~~	(126,594)	~~W~~	5,640,101

Net interest income		1,694,006		1,730,376		105,250		3,529,632		7,945		727,355		176,530		209,961		263		4,651,686
Interest income		2,458,404		2,793,447		651,365		5,903,216		33,023		942,872		176,549		367,834		(11,029)		7,412,465
Interest expense		(764,398)		(1,063,071)		(546,115)		(2,373,584)		(25,078)		(215,517)		(19)		(157,873)		11,292		(2,760,779)
Net fee and commission income		176,769		387,885		254,679		819,333		79,723		52,363		(174)		157,833		(1,038)		1,108,040
Fee and commission income		218,539		444,502		316,331		979,372		85,859		1,223,167		75		186,057		(217,934)		2,256,596
Fee and commission expense		(41,770)		(56,617)		(61,652)		(160,039)		(6,136)		(1,170,804)		(249)		(28,224)		216,896		(1,148,556)
Net insurance income		—		—		—		—		—		15,946		(125,670)		—		21,316		(88,408)
Insurance income		—		—		—		—		—		26,091		904,538		—		—		930,629
Insurance expenses		—		—		—		—		—		(10,145)		(1,030,208)		—		21,316		(1,019,037)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(5,393)		—		24,354		18,961		79,472		—		6,212		18,806		(5,561)		117,890
Net other operating income(expense)		(535,025)		(466,924)		957,252		(44,697)		(9,029)		(53,369)		32,432		67,130		(141,574)		(149,107)
General and administrative expenses		(561,960)		(1,264,757)		(723,146)		(2,549,863)		(106,982)		(255,879)		(70,678)		(184,090)		49,498		(3,117,994)
Operating profit before provision for credit losses		768,397		386,580		618,389		1,773,366		51,129		486,416		18,652		269,640		(77,096)		2,522,107
Provision(reversal) for credit losses		(365,861)		39,799		31,962		(294,100)		2,488		(182,620)		(872)		(32,691)		68		(507,727)
Net operating income		402,536		426,379		650,351		1,479,266		53,617		303,796		17,780		236,949		(77,028)		2,014,380
Share of profit of associates		—		—		8,573		8,573		112,886		—		—		70,984		864		193,307
Net other non-operating income (expense)		(467)		—		33,312		32,845		(70)		2,483		(145)		2,063		(12,846)		24,330
Segment profits before income tax		402,069		426,379		692,236		1,520,684		166,433		306,279		17,635		309,996		(89,010)		2,232,017
Income tax expense		(97,780)		(103,184)		(154,766)		(355,730)		(18,930)		(70,888)		(4,273)		(51,651)		(3,511)		(504,983)
Profit for the period		304,289		323,195		537,470		1,164,954		147,503		235,391		13,362		258,345		(92,521)		1,727,034
Profit attributable to shareholders of the parent company		304,289		323,195		537,470		1,164,954		147,503		235,391		13,362		221,124		(92,521)		1,689,813
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		37,221		—		37,221
Total assets[1]		109,500,342		122,806,490		74,759,538		307,066,370		32,382,795		15,772,036		8,887,413		36,646,767		(25,081,725)		375,673,656
Total liabilities[1]		91,685,643		140,082,958		51,972,767		283,741,368		28,198,439		11,807,038		8,337,849		12,468,290		(140,731)		344,412,253

[1]	Amounts as of December 31, 2016, before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

5.2 Services and Geographical Segments

5.2.1 Services information

Operating income from external customers for each service for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017		2016
Banking service	~~W~~	4,534,486	~~W~~	4,127,793
Securities service		776,699		154,489
Non-life insurance service		776,147		—
Credit card service		983,395		932,206
Life insurance service		108,223		110,101
Other service		265,964		315,512
	~~W~~	7,444,914	~~W~~	5,640,101

5.2.2 Geographical information

Geographical operating income from external customers for the nine-month periods ended September 30, 2017 and 2016, and major non-current assets as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	September 30, 2017				September 30, 2016		December 31, 2016
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	7,367,087	~~W~~	7,457,031	~~W~~	5,575,642	~~W~~	4,952,552
United States		13,239		392,039		8,661		299
New Zealand		4,287		79		3,976		128
China		29,540		4,992		32,226		5,038
Cambodia		5,407		1,209		3,914		1,216
United Kingdom		8,477		118		8,019		149
Others		16,877		100,284		7,663		2,242
Intra-group adjustment		—		72,406		—		72,971

	~~W~~	7,444,914	~~W~~	8,028,158	~~W~~	5,640,101	~~W~~	5,034,595

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017				December 31, 2016
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	22,974,483	~~W~~	22,959,466	~~W~~	17,884,863	~~W~~	17,878,714
Financial assets held for trading		29,514,017		29,514,017		26,099,518		26,099,518
Debt securities		25,059,670		25,059,670		22,986,570		22,986,570
Equity securities		4,382,117		4,382,117		3,040,599		3,040,599
Others		72,230		72,230		72,349		72,349
Financial assets designated at fair value through profit or loss		2,071,798		2,071,798		1,758,846		1,758,846
Debt securities[1]		372,271		372,271		331,664		331,664
Equity securities		85,381		85,381		65,591		65,591
Derivative-linked securities		1,614,146		1,614,146		1,361,591		1,361,591
Derivatives held for trading		2,072,268		2,072,268		3,298,328		3,298,328
Derivatives held for hedging		98,819		98,819		83,607		83,607
Loans		285,947,141		285,932,588		265,486,134		265,144,250
Available-for-sale financial assets		45,397,953		45,397,953		33,970,293		33,970,293
Debt securities		35,745,776		35,745,776		27,445,752		27,445,752
Equity securities		9,652,177		9,652,177		6,524,541		6,524,541
Held-to-maturity financial assets		18,019,808		18,204,543		11,177,504		11,400,616
Other financial assets		10,072,028		10,072,028		7,322,335		7,322,335
	~~W~~	416,168,315	~~W~~	416,323,480	~~W~~	367,081,428	~~W~~	366,956,507

Financial liabilities
Financial liabilities held for trading	~~W~~	2,350,115	~~W~~	2,350,115	~~W~~	1,143,510	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		11,147,819		11,147,819		10,979,326		10,979,326
Derivatives held for trading		2,172,902		2,172,902		3,717,819		3,717,819
Derivatives held for hedging		103,606		103,606		89,309		89,309
Deposits		251,404,194		251,958,440		239,729,695		240,223,353
Debts		29,606,915		29,618,023		26,251,486		26,247,768
Debentures		42,702,671		42,385,928		34,992,057		35,443,751
Other financial liabilities		19,203,425		19,203,047		16,286,578		16,257,142
	~~W~~	358,691,647	~~W~~	358,939,880	~~W~~	333,189,780	~~W~~	334,101,978

[1]	Including debt instruments designated at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial assets at fair value through profit or loss

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of September 30, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)	September 30, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,524,913	~~W~~	17,534,757	~~W~~	—	~~W~~	25,059,670
Equity securities		1,998,880		2,383,237		—		4,382,117
Others		72,230		—		—		72,230

		9,596,023		19,917,994		—		29,514,017

Financial assets designated at fair value through profit or loss
Debt securities[1]		—		116,455		255,816		372,271
Equity securities		—		—		85,381		85,381
Derivative-linked securities		—		690,476		923,670		1,614,146

		—		806,931		1,264,867		2,071,798

Derivatives held for trading		196,558		1,665,309		210,401		2,072,268

Derivatives held for hedging		—		96,995		1,824		98,819

Available-for-sale financial assets[2]
Debt securities		9,315,146		26,378,920		51,710		35,745,776
Equity securities		1,457,292		2,426,103		5,768,782		9,652,177

		10,772,438		28,805,023		5,820,492		45,397,953

	~~W~~	20,565,019	~~W~~	51,292,252	~~W~~	7,297,584	~~W~~	79,154,855

Financial liabilities
Financial liabilities held for trading	~~W~~	2,320,017	~~W~~	30,098	~~W~~	—	~~W~~	2,350,115
Financial liabilities designated at fair value through profit or loss		866		1,657,185		9,489,768		11,147,819
Derivatives held for trading		401,189		1,707,575		64,138		2,172,902
Derivatives held for hedging		—		103,507		99		103,606

	~~W~~	2,722,072	~~W~~	3,498,365	~~W~~	9,554,005	~~W~~	15,774,442

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,426,480	~~W~~	15,560,090	~~W~~	—	~~W~~	22,986,570
Equity securities		1,137,531		1,903,068		—		3,040,599
Others		72,349		—		—		72,349

		8,636,360		17,463,158		—		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities		—		237,595		94,069		331,664
Equity securities		—		—		65,591		65,591
Derivative-linked securities		—		757,979		603,612		1,361,591

		—		995,574		763,272		1,758,846

Derivatives held for trading		128,236		3,033,156		136,936		3,298,328

Derivatives held for hedging		—		82,144		1,463		83,607

Available-for-sale financial assets[2]
Debt securities		10,456,882		16,978,619		10,251		27,445,752
Equity securities		1,112,502		2,349,998		3,062,041		6,524,541

		11,569,384		19,328,617		3,072,292		33,970,293

	~~W~~	20,333,980	~~W~~	40,902,649	~~W~~	3,973,963	~~W~~	65,210,592

Financial liabilities
Financial liabilities held for trading	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		566		3,181,621		7,797,139		10,979,326
Derivatives held for trading		474,921		3,041,052		201,846		3,717,819
Derivatives held for hedging		—		89,123		186		89,309

	~~W~~	1,618,997	~~W~~	6,311,796	~~W~~	7,999,171	~~W~~	15,929,964

[1]	Including debt instruments designated at fair value through profit or loss
[2]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~ 264,902 million and ~~W~~ 223,398 million as of September 30, 2017 and December 31, 2016, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	Fair value				Valuation techniques	Inputs
	September 30, 2017		December 31, 2016
Financial assets
Financial assets held for trading
Debt securities	~~W~~	17,534,757	~~W~~	15,560,090	DCF Model, option model	Discount rate, Volatility, Underlying asset Index
Equity securities		2,383,237		1,903,068	DCF Model, Net Asset Value, Option Model	Underlying asset Index, Discount rate, Volatility, Fair value of underlying asset

		19,917,994		17,463,158

Financial assets designated at fair value through profit or loss
Debt securities		116,455		237,595	DCF Model, Hull and White Model,	Discount rate, Volatility
Derivative-linked securities		690,476		757,979	DCF Model, Closed Form, Monte Carlo Simulation, Option Model	Underlying asset Index, Discount rate, Volatility

		806,931		995,574

Derivatives held for trading		1,665,309		3,033,156	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		96,995		82,144	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		26,378,920		16,978,619	DCF Model, One Factor Hull and White Model, option model, Net Asset Value	Discount rate, Interest rate, Volatility of interest rate
Equity securities		2,426,103		2,349,998	DCF Model, Net Asset Value, Option Model	Discount rate, Fair value of underlying asset

		28,805,023		19,328,617

	~~W~~	51,292,252	~~W~~	40,902,649

Financial liabilities
Financial liabilities held for trading	~~W~~	30,098	~~W~~	—	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	1,657,185	3,181,621	DCF Model	Discount rate

	1,657,185	3,181,621

Derivatives held for trading	1,707,575	3,041,052	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others

Derivatives held for hedging	103,507	89,123	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~3,498,365	~~W~~6,311,796

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,040,829	~~W~~	17,047,888	~~W~~	2,870,749	~~W~~	22,959,466
Loans		—		575,137		285,357,451		285,932,588
Held-to-maturity financial assets		4,735,308		13,464,621		4,614		18,204,543
Other financial assets[2]		—		—		10,072,028		10,072,028

	~~W~~	7,776,137	~~W~~	31,087,646	~~W~~	298,304,842	~~W~~	337,168,625

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	122,786,191	~~W~~	129,172,249	~~W~~	251,958,440
Debts[3]		—		1,172,603		28,445,420		29,618,023
Debentures		—		39,937,290		2,448,638		42,385,928
Other financial liabilities[4]		—		—		19,203,047		19,203,047

	~~W~~	—	~~W~~	163,896,084	~~W~~	179,269,354	~~W~~	343,165,438

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,625,516	~~W~~	13,390,534	~~W~~	1,862,664	~~W~~	17,878,714
Loans		—		—		265,144,250		265,144,250
Held-to-maturity financial assets		1,505,288		9,895,328		—		11,400,616
Other financial assets[2]		—		—		7,322,335		7,322,335

	~~W~~	4,130,804	~~W~~	23,285,862	~~W~~	274,329,249	~~W~~	301,745,915

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	116,068,290	~~W~~	124,155,063	~~W~~	240,223,353

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Debts[3]		—		1,444,983		24,802,785		26,247,768
Debentures		—		33,504,039		1,939,712		35,443,751
Other financial liabilities[4]		—		—		16,257,142		16,257,142

	~~W~~	—	~~W~~	151,017,312	~~W~~	167,154,702	~~W~~	318,172,014

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~10,072,028 million and ~~W~~7,322,335 million are included in Level 3, the carrying amounts that are reasonable approximations of fair values as of September 30, 2017 and December 31, 2016, respectively.
[3]	Debts of ~~W~~29,163million and ~~W~~70,624 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of September 30, 2017 and December 31, 2016, respectively.
[4]	Other financial liabilities of ~~W~~18,768,448 million and ~~W~~15,890,765 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of September 30, 2017 and December 31, 2016, respectively.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs
	September 30, 2017		December 31, 2016
Financial assets
Loans	~~W~~	575,137	~~W~~	—	DCF Model	Discount rate
Held-to-maturity financial assets		13,464,621		9,895,328	DCF Model	Discount rate
Financial liabilities
Debts		1,143,440		1,374,359	DCF Model	Discount rate
Debentures		39,937,290		33,504,039	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of September 30, 2017 and December 31, 2016, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	September 30, 2017
	Fair value	Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~2,870,749	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans	285,357,451	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate
Held-to-maturity financial assets	4,614	DCF Model	Implied default probability	Implied default probability

	~~W~~288,232,814

Financial liabilities
Deposits	~~W~~129,172,249	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts	28,445,420	DCF Model	Other spread, Interest rates	Other spread
Debentures	2,448,638	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities	434,599	DCF Model	Other spread, Interest rates	Other spread

	~~W~~160,500,906

(In millions of Korean won)
	December 31, 2016
	Fair value	Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~1,862,664	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans	265,144,250	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~267,006,914

Financial liabilities
Deposits	~~W~~124,155,063	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts	24,802,785	DCF Model	Other spread, Interest rates	Other spread
Debentures	1,939,712	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities	366,377	DCF Model	Other spread, Interest rates	Other spread

	~~W~~151,263,937

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3.

The Group uses an external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

Details of changes in Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(65,179)	~~W~~	1,277
Total gains or losses
- Profit or loss		57,516		591		(817,943)		426,032		579
- Other comprehensive income		—		29,685		—		—		—
Purchases		981,142		1,295,311		—		25,896		—
Sales		(872,422)		(579,245)		—		(186,933)		—
Issues		—		—		(8,699,093)		(55,517)		—
Settlements		(189,021)		—		7,824,407		2,084		(131)
Transfers into Level 3		—		(922)		—		—		—
Transfers out of Level 3		—		(45,051)		—		(642)		—
Business combination		524,380		2,047,831		—		522		—

Ending balance	~~W~~	1,264,867	~~W~~	5,820,492	~~W~~	(9,489,768)	~~W~~	146,263	~~W~~	1,725

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	386,838	~~W~~	1,888,439	~~W~~	(1,819,379)	~~W~~	(89,042)	~~W~~	714
Total gains or losses
- Profit or loss		21,840		(4,248)		(106,467)		66,777		2,858
- Other comprehensive income		—		58,071		—		—		—
Purchases		48,340		570,082		—		24,679		—
Sales		(59,643)		(120,607)		—		(28,321)		—
Issues		—		—		(1,637,531)		(30,420)		—
Settlements		(3,816)		—		1,315,426		17,971		(88)
Transfers into Level 3		—		—		—		8,815		—
Transfers out of Level 3		—		(19,971)		—		—		—

Ending balance	~~W~~	393,559	~~W~~	2,371,766	~~W~~	(2,247,951)	~~W~~	(29,541)	~~W~~	3,484

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Net losses from financial investments at fair value through profit or loss		Other operating income(expense)
Total gains or losses included in profit or loss for the period	~~W~~	(334,395)	~~W~~	1,170
Total gains or losses included in profit or loss for the period for financial instruments held at the end of the reporting period		(188,471)		(2,742)

(In millions of Korean won)	2016
	Net gains(losses) from financial investments at fair value through profit or loss		Other operating income (expense)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(17,850)	~~W~~	(1,403)	~~W~~	13
Total gains or losses included in profit or loss for the period for financial instruments held at the end of the reporting period		15,769		(6,972)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	255,816	Tree Model, DCF Model, Hull and White Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset	Volatility of the underlying asset	9.62 ~ 14.93	The higher the volatility, the higher the fair value fluctuation
Equity securities		85,381	Tree Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset	Volatility of the underlying asset	10.36 ~ 19.96	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities			DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model, Option Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Probability of default, Volatility of the interest rate, Recovery rate

					Volatility of the underlying asset	11.00 ~ 33.19	The higher the volatility, the higher the fair value fluctuation
					Recovery rate	40.00	The higher the recovery rate, the higher the fair value
		923,670			Correlation between underlying asset	14.60 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		172,844	DCF Model, FDM, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model

Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset, Probability of default, Volatility of the interest rate, Stock price

					Volatility of the underlying asset	1.00 ~ 44.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	3.00 ~ 68.00	The higher the absolute value of correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Interest rate and others		37,557	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rates, Price of the underlying asset, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Loss given default	0.53	The higher the loss given default, the lower the fair value
					Volatility of the stock price	10.71~22.71	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.44	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	1.00~60.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-6.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		1,824	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.02	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		51,710	DCF Model, Option Model, Net asset value method, Market approach	Discount rate, Volatility, Coefficient of correlation	Discount rate	7.56	The lower the discount rate, the higher the fair value
					Volatility	18.69~33.19	The Volatility is different for each item
					Coefficient of correlation	57.92~82.97	The coefficient of correlation is different for each item
Equity securities		5,768,782

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Net asset value method, Discounted cash flows to equity, Income approach, Market approach, One Factor Hull-White Model, Usage of past transactions, Cost methods, Asset value approach, Tree Model

				Growth rate, Discount rate, Volatility of the interest rate, Liquidation value, Dividend yield, Asset value	Growth rate	-1.00~6.51	The higher the growth rate, the higher the fair value
					Discount rate	-1.00~28.68	The lower the discount rate, the higher the fair value
					Asset value	-1.00~1.00	The higher the asset value, the higher the fair value
					Volatility of the interest rate	21.80~24.35	The higher the volatility, the higher the fair value fluctuation

	~~W~~	7,297,584

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	9,489,768	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	1.00~60.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-6.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		19,243	DCF Model, Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	1.00~33.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	6.00~68.00	The higher the correlation, the higher the fair value fluctuation
Others		44,895	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model	Price of the underlying asset, Interest rates, Dividend yield, Correlation between underlying asset, Stock price, Volatility of the stock price, Volatility of the interest rate, Discount rate	Volatility of the stock price	14.23	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.44	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.18~2.28	The lower the discount rate, the higher the fair value
					Volatility of the underlying asset	1.00~61.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	14.00~90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		99	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.64	The higher the volatility, the higher the fair value fluctuation

	~~W~~	9,554,005

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	94,069	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 27.70	The higher the volatility, the higher the fair value fluctuation

Equity securities		65,591	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 30.97	The higher the volatility, the higher the fair value fluctuation

Derivative-linked securities		603,612	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Probability of default, Volatility of the interest rate

					Volatility of the underlying asset	15.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 73.07	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		124,888	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60 ~ 55.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 69.00	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		12,048	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Dividend yield,

					Loss given default	0.80 ~ 0.84	The higher the loss given default, the lower the fair value
					Volatility of the stock price	14.82 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	18.00 ~ 59.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 47.00	The higher the absolute value of correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Derivatives held for hedging
Interest rate		1,463	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.04	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		10,251	DCF Model	Discount rate	Discount rate	6.55	The lower the discount rate, the higher the fair value

Equity securities		3,062,041	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach	Growth rate, Discount rate, Dividend yield, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	1.49 ~ 22.01	The lower the discount rate, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value
					Volatility of the interest rate	25.90 ~ 37.15	The higher the volatility, the higher the fair value fluctuation

	~~W~~	3,973,963

Financial liabilities
Financial liabilities designated at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Derivative-linked securities	~~W~~	7,797,139	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	1.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 77.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		153,419	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	17.00 ~ 43.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 59.00	The higher the correlation, the higher the fair value fluctuation
Others		48,427	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the stock price	14.82	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57 ~ 37.15	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.09	The lower the discount rate, the higher the fair value
					Volatility of the underlying asset	18.00 ~ 30.15	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 47.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		186	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.74	The higher the volatility, the higher the fair value fluctuation

	~~W~~	7,999,171

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	September 30, 2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	798	~~W~~	(677)	~~W~~	—	~~W~~	—
Equity securities		2,721		(2,636)		—		—
Derivative-linked securities		6,163		(6,148)		—		—
Derivatives held for trading[2]		31,063		(33,959)		—		—
Derivatives held for hedging[2]		—		—		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		767		(14)
Equity securities[4]		—		—		148,445		(81,027)

	~~W~~	40,745	~~W~~	(43,420)	~~W~~	149,212	~~W~~	(81,041)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	63,062	~~W~~	(54,531)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		18,656		(22,896)		—		—
Derivatives held for hedging[2]		2		(2)		—		—

	~~W~~	81,720	~~W~~	(77,429)	~~W~~	—	~~W~~	—

(In millions of Korean won)	December 31, 2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	1,029	~~W~~	(866)	~~W~~	—	~~W~~	—
Equity securities		840		(521)		—		—
Derivative-linked securities		5,666		(5,463)		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Derivatives held for trading[2]		28,334		(29,486)		—		—
Derivatives held for hedging[2]		9		(6)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		69		(45)
Equity securities[4]		—		—		168,225		(87,529)

	~~W~~	35,878	~~W~~	(36,342)	~~W~~	168,294	~~W~~	(87,574)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	97,429	~~W~~	(97,571)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		31,759		(33,715)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

	~~W~~	129,191	~~W~~	(131,289)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Balance at the beginning of the period	~~W~~	39,033	~~W~~	4,055
New transactions and others		27,462		(3,174)
Changes during the period		(54,675)		(1,340)

Balance at the end of the year	~~W~~	11,820	~~W~~	(459)

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	September 30, 2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	22,974,483	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	22,974,483
Financial assets at fair value through profit or loss		29,514,017		2,071,798		—		—		—		—		31,585,815
Derivatives		2,072,268		—		—		—		—		98,819		2,171,087
Loans		—		—		285,947,141		—		—		—		285,947,141
Financial investments		—		—		—		45,397,953		18,019,808		—		63,417,761
Other financial assets		—		—		10,072,028		—		—		—		10,072,028

	~~W~~	31,586,285	~~W~~	2,071,798	~~W~~	318,993,652	~~W~~	45,397,953	~~W~~	18,019,808	~~W~~	98,819	~~W~~	416,168,315

(In millions of Korean won)
	September 30, 2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,350,115	~~W~~	11,147,819	~~W~~	—	~~W~~	—	~~W~~	13,497,934

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Derivatives		2,172,902		—		—		103,606		2,276,508
Deposits		—		—		251,404,194		—		251,404,194
Debts		—		—		29,606,915		—		29,606,915
Debentures		—		—		42,702,671		—		42,702,671
Other financial liabilities		—		—		19,203,425		—		19,203,425

	~~W~~	4,523,017	~~W~~	11,147,819	~~W~~	342,917,205	~~W~~	103,606	~~W~~	358,691,647

(In millions of Korean won)
	December 31, 2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,884,863	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,884,863
Financial assets at fair value through profit or loss		26,099,518		1,758,846		—		—		—		—		27,858,364
Derivatives		3,298,328		—		—		—		—		83,607		3,381,935
Loans		—		—		265,486,134		—		—		—		265,486,134
Financial investments		—		—		—		33,970,293		11,177,504		—		45,147,797
Other financial assets		—		—		7,322,335		—		—		—		7,322,335

	~~W~~	29,397,846	~~W~~	1,758,846	~~W~~	290,693,332	~~W~~	33,970,293	~~W~~	11,177,504	~~W~~	83,607	~~W~~	367,081,428

(In millions of Korean won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,143,510	~~W~~	10,979,326	~~W~~	—	~~W~~	—	~~W~~	12,122,836
Derivatives		3,717,819		—		—		89,309		3,807,128
Deposits		—		—		239,729,695		—		239,729,695
Debts		—		—		26,251,486		—		26,251,486
Debentures		—		—		34,992,057		—		34,992,057
Other financial liabilities		—		—		16,286,578		—		16,286,578

	~~W~~	4,861,329	~~W~~	10,979,326	~~W~~	317,259,816	~~W~~	89,309	~~W~~	333,189,780

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

6.4 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Account receivables and account payables related to listed securities and derivatives are included in the other financial instruments. As the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
derivatives held for trading and derivative-linked securities	~~W~~	1,944,706	~~W~~	—	~~W~~	1,944,706	~~W~~	(1,317,818)	~~W~~	(34,098)	~~W~~	592,790
Derivatives held for hedging		98,819		—		98,819		(46,160)		(12,312)		40,347
Receivable spot exchange		3,599,611		—		3,599,611		(3,592,888)		—		6,723
Reverse repurchase agreements		2,181,375		—		2,181,375		(2,181,375)		—		—
Domestic exchange settlement debits		23,828,734		(23,217,693)		611,041		—		—		611,041
Other financial instruments		1,260,980		(1,173,725)		87,255		(6,844)		—		80,411

	~~W~~	32,914,225	~~W~~	(24,391,418)	~~W~~	8,522,807	~~W~~	(7,145,085)	~~W~~	(46,410)	~~W~~	1,331,312

(In millions of Korean won)	December 31, 2016
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
derivatives held for trading and derivative-linked securities	~~W~~	3,800,978	~~W~~	—	~~W~~	3,800,978	~~W~~	(2,390,096)	~~W~~	(2,711)	~~W~~	1,408,171
Derivatives held for hedging		80,718		—		80,718		(10,980)		—		69,738

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Receivable spot exchange		2,557,424		—		2,557,424		(2,555,485)		—		1,939
Reverse repurchase agreements		2,926,515		—		2,926,515		(2,926,515)		—		—
Domestic exchange settlement debits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		1,055,379		(829,137)		226,242		(7,222)		—		219,020

	~~W~~	30,275,625	~~W~~	(20,152,555)	~~W~~	10,123,070	~~W~~	(7,890,298)	~~W~~	(2,711)	~~W~~	2,230,061

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
derivatives held for trading and derivative-linked securities	~~W~~	2,543,119	~~W~~	—	~~W~~	2,543,119	~~W~~	(2,023,376)	~~W~~	(81,965)	~~W~~	437,778
Derivatives held for hedging		103,606		—		103,606		(53,199)		(7,340)		43,067
Payable spot exchange		3,599,993		—		3,599,993		(3,592,888)		—		7,105
Repurchase agreements[1]		9,189,715		—		9,189,715		(8,989,060)		—		200,655
Securities borrowing agreements		2,277,900		—		2,277,900		(2,277,900)		—		—
Domestic exchange settlement credits		23,253,995		(23,217,693)		36,302		(36,302)		—		—
Other financial instruments		1,215,880		(1,173,725)		42,155		(7,275)		—		34,880

	~~W~~	42,184,208	~~W~~	(24,391,418)	~~W~~	17,792,790	~~W~~	(16,980,000)	~~W~~	(89,305)	~~W~~	723,485

(In millions of Korean won)	December 31, 2016
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
derivatives held for trading and derivative-linked securities	~~W~~	4,622,729	~~W~~	—	~~W~~	4,622,729	~~W~~	(3,005,000)	~~W~~	(207,797)	~~W~~	1,409,932
Derivatives held for hedging		88,506		—		88,506		(22,795)		(11,922)		53,789
Payable spot exchange		2,556,009		—		2,556,009		(2,555,485)		—		524
Repurchase agreements[1]		8,815,027		—		8,815,027		(8,815,027)		—		—
Securities borrowing agreements		1,063,056		—		1,063,056		(1,063,056)		—		—
Domestic exchange settlement credits		20,655,999		(19,323,418)		1,332,581		(1,332,503)		—		78
Other financial instruments		953,137		(829,137)		124,000		(7,252)		—		116,748

	~~W~~	38,754,463	~~W~~	(20,152,555)	~~W~~	18,601,908	~~W~~	(16,801,118)	~~W~~	(219,719)	~~W~~	1,581,071

[1]	Includes repurchase agreements sold to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

7. Due from Financial Institutions

Details of due from financial institutions as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	September 30, 2017		December 31, 2016
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.28	~~W~~	11,217,405	~~W~~	7,259,264
	Due from banks	KEB Hana Bank and others	0.00~2.30		2,875,979		1,233,368
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~1.23		2,687,535		3,276,913

					16,780,919		11,769,545

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,402,130		2,025,373
	Time deposits in foreign currencies	China Construction Bank NY Branch and others	0.11~9.50		967,097		808,253
	Due from others	Societe Generale and others	0.00~0.01		970,243		723,002

					3,339,470		3,556,628

				~~W~~	20,120,389	~~W~~	15,326,173

Restricted due from financial institutions as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Financial Institutions	September 30, 2017	December 31, 2016	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~11,217,405	~~W~~7,259,264	Bank of Korea Act
	Due from Banks	Citibank Korea Inc. and others	1,306,649	209,676	Deposits related to securitization, withdrawal consent virtual account and others
	Due from others	Morgan Stanley Bank International Ltd. and others	78,905	580,655	Derivatives margin account and others

			12,602,959	8,049,595

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	550,250	564,099	Bank of Korea Act and others
	Time deposit in foreign currencies	China Construction Bank NY Branch and others	43,061	24,170	Bank Act of the State of New York and others
	Due from others	Societe Generale and others	545,182	664,082	Derivatives margin account and others

			1,138,493	1,252,351

			~~W~~13,741,452	~~W~~9,301,946

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments held for trading as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	5,902,821	~~W~~	3,566	~~W~~	2,064
Swaps		172,536,976		486,478		475,920
Options		10,515,502		99,249		206,841

		188,955,299		589,293		684,825

Currency
Forwars		72,776,099		608,924		556,238
Futures[1]		965,623		728		166
Swaps		31,148,301		408,172		396,862
Options		1,180,674		3,596		5,323

		106,070,697		1,021,420		958,589

Stock and index
Futures[1]		912,026		3,480		2,242
Swaps		6,255,798		155,329		76,104
Options		8,296,665		221,810		399,981

		15,464,489		380,619		478,327

Credit
Swaps		5,386,525		46,651		42,371

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

		5,386,525		46,651		42,371
Commodity
Futures[1]		4,052		29		15
Swaps		79,429		2,668		168
Options		245		3		—

		83,726		2,700		183

Other		1,591,798		31,585		8,607

	~~W~~	317,552,534	~~W~~	2,072,268	~~W~~	2,172,902

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,352,216	~~W~~	130	~~W~~	620
Swaps		138,697,962		695,474		676,887
Options		6,376,707		48,323		161,747

		149,426,885		743,927		839,254

Currency
Forwards		58,662,586		1,343,953		1,206,539
Futures[1]		482,323		1,210		—
Swaps		30,929,704		756,936		919,549
Options		487,937		4,955		4,557

		90,562,550		2,107,054		2,130,645

Stock and index
Futures[1]		823,202		9,438		170
Swaps		6,276,026		105,437		175,679
Options		10,641,997		259,896		511,218

		17,741,225		374,771		687,067

Credit
Swaps		5,219,740		55,207		49,653

		5,219,740		55,207		49,653

Commodity
Futures[1]		320		—		7
Swaps		12,240		766		4,765
Options		2,168		20		—

		14,728		786		4,772

Other		1,145,195		16,583		6,428

	~~W~~	264,110,323	~~W~~	3,298,328	~~W~~	3,717,819

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,035,117	~~W~~	46,655	~~W~~	47,613
Currency
Forwards		2,876,395		15,684		31,351
Other		100,000		1,824		99

	~~W~~	6,011,512	~~W~~	64,163	~~W~~	79,063

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,130,646	~~W~~	48,424	~~W~~	63,634
Currency
Forwards		433,831		1,912		17,454
Other		140,000		1,463		186

	~~W~~	3,704,477	~~W~~	51,799	~~W~~	81,274

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains on hedging instruments	~~W~~	55,253	~~W~~	78,836
Losses on the hedged items attributable to the hedged risk		(33,291)		(76,033)

	~~W~~	21,962	~~W~~	2,803

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,435,587	~~W~~	5,259	~~W~~	4,605
Currency
Swaps		2,499,411		29,351		17,781

	~~W~~	4,934,998	~~W~~	34,610	~~W~~	22,386

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,078,000	~~W~~	907	~~W~~	8,035
Currency
Swaps		362,550		29,888		—

	~~W~~	1,440,550	~~W~~	30,795	~~W~~	8,035

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains(losses) on hedging instruments	~~W~~	53,446	~~W~~	(21,236)
Gains(losses) on effectiveness (amount recognized in other comprehensive income)		53,154		(20,851)

Gains(losses) on ineffectiveness	~~W~~	292	~~W~~	(385)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	53,154	~~W~~	(20,851)
Amount reclassified from equity to profit or loss		(46,480)		22,010
Tax effect		(1,135)		(198)

Amount recognized in other comprehensive income, net of tax	~~W~~	5,539	~~W~~	961

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as fair value hedge as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	306,879	~~W~~	46	~~W~~	2,157

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	12,502	~~W~~	1,013	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	558	~~W~~	9,521
Tax effect		(135)		(2,304)

Amount recognized in other comprehensive income, net of tax	~~W~~	423	~~W~~	7,217

There are no ineffective portion of gain (loss) related to hedge on net investments in foreign operations for the nine-month periods ended September 30, 2017

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Financial debentures in foreign currencies	~~W~~	107,413	~~W~~	199,478

9. Loans

Details of loans as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Loans	~~W~~	287,368,500	~~W~~	267,045,265
Deferred loan origination fees and costs		720,752		718,625
Less: Allowances for loan losses		(2,142,111)		(2,277,756)

Carrying amount	~~W~~	285,947,141	~~W~~	265,486,134

Details of loans for other banks as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Loans	~~W~~	4,962,175	~~W~~	5,542,989
Less: Allowances for loan losses		(85)		(66)

Carrying amount	~~W~~	4,962,090	~~W~~	5,542,923

Details of loan types and customer types of loans to customers, other than banks, as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	137,337,405	~~W~~	110,989,257	~~W~~	—	~~W~~	248,326,662
Loans in foreign currencies		95,520		3,323,803		—		3,419,323
Domestic import usance bills		—		2,381,980		—		2,381,980
Off-shore funding loans		—		678,255		—		678,255
Call loans		—		443,736		—		443,736
Bills bought in Korean won		—		5,016		—		5,016
Bills bought in foreign currencies		—		3,617,669		—		3,617,669

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Guarantee payments under payment guarantee		108		9,895		—		10,003
Credit card receivables in Korean won		—		—		15,118,254		15,118,254
Credit card receivables in foreign currencies		—		—		3,662		3,662
Reverse repurchase agreements		—		1,736,775		—		1,736,775
Privately placed bonds		—		2,047,928		—		2,047,928
Factored receivables		139,205		2,885		—		142,090
Lease receivables		1,688,824		60,586		—		1,749,410
Loans for installment credit		3,434,805		11,509		—		3,446,314

		142,695,867		125,309,294		15,121,916		283,127,077

Proportion (%)		50.40		44.26		5.34		100.00
Less: Allowances		(424,574)		(1,281,433)		(436,019)		(2,142,026)

	~~W~~	142,271,293	~~W~~	124,027,861	~~W~~	14,685,897	~~W~~	280,985,051

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	130,381,597	~~W~~	101,541,864	~~W~~	—	~~W~~	231,923,461
Loans in foreign currencies		72,329		2,685,932		—		2,758,261
Domestic import usance bills		—		2,962,676		—		2,962,676
Off-shore funding loans		—		559,915		—		559,915
Call loans		—		263,831		—		263,831
Bills bought in Korean won		—		5,568		—		5,568
Bills bought in foreign currencies		—		2,834,171		—		2,834,171
Guarantee payments under payment guarantee		172		11,327		—		11,499
Credit card receivables in Korean won		—		—		13,525,992		13,525,992
Credit card receivables in foreign currencies		—		—		4,251		4,251
Reverse repurchase agreements		—		1,244,200		—		1,244,200
Privately placed bonds		—		1,468,179		—		1,468,179
Factored receivables		810,582		17,898		—		828,480
Lease receivables		1,470,503		66,764		—		1,537,267
Loans for installment credit		2,293,150		—		—		2,293,150

		135,028,333		113,662,325		13,530,243		262,220,901

Proportion (%)		51.49		43.35		5.16		100.00
Less: Allowances		(481,289)		(1,382,106)		(414,295)		(2,277,690)

	~~W~~	134,547,044	~~W~~	112,280,219	~~W~~	13,115,948	~~W~~	259,943,211

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756
Written-off		(181,234)		(338,387)		(291,192)		(810,813)
Recoveries from written-off loans		43,150		169,710		99,866		312,726
Sale and repurchase		(29,443)		(9,347)		—		(38,790)
Provision[1]		166,382		121,302		220,013		507,697
Business combination		9,679		50,227		—		59,906
Other changes		(65,249)		(94,159)		(6,963)		(166,371)

Ending	~~W~~	424,574	~~W~~	1,281,518	~~W~~	436,019	~~W~~	2,142,111

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	491,352	~~W~~	1,692,352	~~W~~	398,350	~~W~~	2,582,054
Written-off		(215,375)		(554,801)		(266,744)		(1,036,920)
Recoveries from written-off loans		130,438		89,597		99,207		319,242
Sale and repurchase		(16,677)		(45,247)		—		(61,924)
Provision(reversal)[1]		14,846		345,815		175,946		536,607
Other changes		(1,198)		(59,471)		(4,264)		(64,933)
Ending	~~W~~	403,386	~~W~~	1,468,245	~~W~~	402,495	~~W~~	2,274,126

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 23.(2)), provision (reversal) for financial guarantees contracts (Note 23.(3)), and provision (reversal) for other financial assets (Note 18.(2)).

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	6,022,749	~~W~~	5,389,757
Financial bonds		11,054,702		11,186,427
Corporate bonds		5,027,079		4,594,741
Asset-backed securities		159,997		222,076
Others		2,795,143		1,593,569
Equity securities:
Stocks		808,487		424,637
Beneficiary certificates		3,573,630		2,615,962

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Others		72,230		72,349

	~~W~~	29,514,017		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		101,455		237,595
Equity securities:
Stocks and others		85,381		65,591
Derivative-linked securities		1,614,146		1,361,591
Privately placed bonds		270,816		94,069
		2,071,798		1,758,846

Total financial assets at fair value through profit or loss	~~W~~	31,585,815	~~W~~	27,858,364
Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	3,858,957	~~W~~	7,110,899
Financial bonds		16,857,989		11,172,159
Corporate bonds		11,760,319		5,904,414
Asset-backed securities		1,953,975		2,729,749
Others		1,314,536		528,531
Equity securities:
Stocks		3,073,112		2,590,989
Equity investments and others		492,808		402,659
Beneficiary certificates		6,086,257		3,530,893

	~~W~~	45,397,953	~~W~~	33,970,293

Held-to-maturity financial assets
Debts securities:
Government and public bonds	~~W~~	5,339,824	~~W~~	2,218,274
Financial bonds		3,471,040		1,868,928
Corporate bonds		4,812,975		3,487,787
Asset-backed securities		4,395,969		3,602,515

		18,019,808		11,177,504

Total financial investments	~~W~~	63,417,761	~~W~~	45,147,797

The impairment losses and the reversal of impairment losses in financial investments for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(30,795)	~~W~~	—	~~W~~	(30,795)

(In millions of Korean won)	2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(7,336)	~~W~~	—	~~W~~	(7,336)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

12. Investments in Associates

Investments in associates as of September 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	September 30, 2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st2	15.19	~~W~~	1,671	~~W~~	1,458	~~W~~	1,458	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		132,621		129,150	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,359		19,946	Investment finance	Korea
Dae-A Leisure Co., Ltd. [7]	49.36		—		1,017		—	Earth works	Korea
Doosung Metal Co., Ltd. [7]	26.52		—		(20)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[2]	12.61		101,794		103,479		103,479	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		6,845		6,507		6,845	Investment finance	Korea
Acts Co., Ltd.	27.78		500		500		500	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		14,332		7,607	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[2]	14.99		9,159		(15,655)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd. [7]	42.88		—		(436)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd. [7]	41.01		—		(223)		127	Screen printing	Korea
Daesang Techlon Co.,Ltd.[7]	47.73		—		97		—	Manufacture of plastic wires, bars, pipes, tubes and hoses	Korea
Dongjo Co.,Ltd.[7]	29.29		—		691		—	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd. [7]	38.62		—		155		—	Wholesale of paper products	Korea
Builton Co., Ltd.	22.22		800		800		800	Software development and supply	Korea
Shinla Construction Co., Ltd.[7]	20.24		—		(553)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd. [7]	26.24		—		(103)		138	Manufacture of underwears and sleepwears	Korea
MJT&I Co., Ltd. [7]	22.89		—		(601)		127	Wholesale of other goods	Korea
Inno Lending Co.,Ltd.[2]	19.90		398		271		271	Credit rating model development	Korea
Jaeyang Industry Co., Ltd. [7]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co.,Ltd.[7]	25.53		—		1,664		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co.,Ltd.[7]	30.04		—		(173)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Korbi Co., Ltd.	21.95		750		750		750	Manufacture of prepared animal feeds and feed additives	Korea
QUICKET Co., Ltd.	35.30		3,484		3,484		3,484	Portals and other internet information media service activities	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Terra Co., Ltd. [7]	24.06	—	36	20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.	24.06	800	800	800	System software publishing	Korea
Food Factory Co., Ltd.	30.00	1,000	1,000	1,000	Farm product distribution industry	Korea
Korea NM Tech Co.,Ltd.[7]	22.41	—	580	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No. 1[2,11]	0.03	4	4	4	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company,2 3	0.10	10	19	19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,4]	0.11	24	31	31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,5]	0.19	10	20	20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2,6]	0.31	10	18	18	SPAC	Korea
KB Private Equity FundIII[2]	15.68	8,000	7,899	7,899	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00	4,500	5,133	5,133	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00	6,485	9,634	9,248	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00	22,701	24,788	24,788	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64	1,842	1,810	1,810	Investment finance	Korea
Faromancorporation Co.,Ltd.[7]	42.93	—	244	—	Wholesale of outerwear and shirts	Korea
POSCO-KB Shipbuilding Restructuring Fund	31.25	2,500	2,419	2,419	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47	4,645	4,340	4,340	Investment finance	Korea

		323,612	330,674	334,231

(in millions of Korean won)	December 31, 2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
JSC Bank CenterCredit
Ordinary share[10]	29.56	~~W~~	954,104	~~W~~	(32,191)	~~W~~	—	Banking	Kazakhstan
Preference share[10]	93.15
KB GwS Private Securities Investment Trust	26.74		113,880		133,150		129,678	Investment finance	Korea
KB-Glenwood Private Equity Fund[2,11]	0.03		10		10		10	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,220		19,807	Investment finance	Korea
Doosung Metal Co., Ltd.[7]	26.52		—		(51)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[2]	12.61		130,189		133,200		133,200	Investment finance	Korea
IMM Investment 5th PRIVATE EQUITY FUND[8]	98.88		10,000		9,999		9,999	Private equity fund	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Aju Good Technology Venture Fund	38.46		1,998		1,949		1,998	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		26,311		5,693	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea
isMedia Co., Ltd.	22.87		3,978		3,978		3,978	Semiconductor instrument manufacture	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		728		728	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[7]	42.88		—		(423)		—	Wholesale of primary metal	Korea
KB Insurance Co., Ltd. [1]	39.81		1,052,759		1,393,320		1,392,194	Non-life insurance	Korea
Kendae Co., Ltd.[7]	41.01		—		(351)		—	Screen printing	Korea
Dpaps Co., Ltd.[7]	38.62		—		151		—	Wholesale of paper products	Korea
Shinla Construction Co., Ltd.[7]	20.24		—		(545)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[7]	26.24		—		(138)		103	Manufacture of underwears and sleepwears	Korea
MJT&I Co., Ltd.[7]	22.89		—		(542)		232	Wholesale of other goods	Korea
Inno Lending Co.,Ltd.[2]	19.90		398		378		378	Credit rating model development	Korea
Ejade Co., Ltd.[7]	25.81		—		(523)		—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[7]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Terra Co., Ltd.[7]	24.06		—		44		28	Manufacture of hand-operated kitchen appliances and metal ware	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,396		2,396	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company[2,3]	0.10		10		19		19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,4]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,5]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2]	4.76		10		13		13	SPAC	Korea
KB Private Equity FundIII[2]	15.68		8,000		8,000		8,000	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,853		4,853	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		23,985		25,105		24,719	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,789		24,789	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,850		1,850	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,957		3,957	Investment finance	Korea

		~~W~~	2,391,570	~~W~~	1,761,185	~~W~~	1,770,673

[1]	The market value of KB Insurance Co., Ltd., reflecting the quoted market price, as of December 31, 2016, amounts to ~~W~~ 522,288 million.
[2]	As of September 30, 2017 and December 31, 2016, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[3]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2017 and December 31, 2016, amounts to ~~W~~ 20 million and ~~W~~ 20 million.
[4]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2017 and December 31, 2016, amounts to ~~W~~ 32 million and ~~W~~ 31 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[5]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2017 and December 31, 2016, amounts to ~~W~~ 20 million and ~~W~~ 20 million.
[6]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2017, amounts to ~~W~~ 21 million.
[7]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[8]	Although the Group holds a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.
[9]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[10]	Market values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2016, are ~~W~~ 29,358 million. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit. On April 18, 2017, the Group transferred the entire shares of JSC Bank CenterCredit held by the Group.
[11]	KB-Glenwood Private Equity Fund changed the name to KB IGen Private Equity Fund No. 1.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

(In millions of Korean won)	September 30, 2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,815	~~W~~	28	~~W~~	11,000	~~W~~	10,787	~~W~~	1,458	~~W~~	—	~~W~~	1,458
KB GwS Private Securities Investment Trust		496,387		497		425,814		495,890		132,621		(3,471)		129,150
KB Star office Private real estate Investment Trust No.1		217,580		120,876		95,000		96,704		20,359		(413)		19,946
RAND Bio Science Co., Ltd.		2,071		2,000		71		71		2,000		—		2,000
Balhae Infrastructure Company		822,704		1,766		807,567		820,938		103,479		—		103,479
Aju Good Technology Venture Fund		17,167		250		17,800		16,917		6,507		338		6,845
Acts Co., Ltd.		7,218		7,360		117		(142)		500		—		500
SY Auto Capital Co., Ltd.		64,351		35,101		20,000		29,250		14,332		(6,725)		7,607
Incheon Bridge Co., Ltd.		652,547		756,986		61,096		(104,439)		(15,655)		15,655		—
Builton Co., Ltd.		1,192		758		321		434		800		—		800
Inno Lending Co., Ltd.		1,415		52		2,000		1,363		271		—		271
Korbi Co., Ltd.		8,235		5,018		2,168		3,217		750		—		750
QUICKET Co., Ltd.		1,187		4,705		43		(3,518)		3,484		—		3,484
Paycoms Co., Ltd.		1,898		1,375		810		523		800		—		800
Food Factory Co., Ltd.		3,694		3,385		—		309		1,000		—		1,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB IGen Private Equity Fund No. 1	7,665	7	11,230	7,658	4	—	4
KB No.8 Special Purpose Acquisition Company	23,101	2,335	1,031	20,766	19	—	19
KB No.9 Special Purpose Acquisition Company	29,927	2,568	1,382	27,359	31	—	31
KB No.10 Special Purpose Acquisition Company	11,837	1,667	521	10,170	20	—	20
KB No.11 Special Purpose Acquisition Company	6,736	717	321	6,019	18	—	18
KB Private Equity FundIII	50,354	—	8,000	50,354	7,899	—	7,899
Korea Credit Bureau Co., Ltd.	76,109	19,077	10,000	57,032	5,133	—	5,133
KoFC KBIC Frontier Champ 2010-5(PEF)	19,417	149	12,970	19,268	9,634	(386)	9,248
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	100,229	1,078	90,800	99,151	24,788	—	24,788
Keystone-Hyundai Securities No. 1 Private Equity Fund	145,205	106,789	34,114	38,416	1,810	—	1,810
POSCO-KB Shipbuilding Restructuring Fund	7,987	245	8,000	7,742	2,419	—	2,419
Hyundai-Tongyang Agrifood Private Equity Fund	17,694	657	15,360	17,037	4,340	—	4,340

(In millions of Korean won)	September 30, 2017[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB Pre IPO Secondary Venture Fund 1st	~~W~~	79	~~W~~	(213)	~~W~~	—	~~W~~	(213)	~~W~~	—
KB GwS Private Securities Investment Trust		26,252		25,500		—		25,500		7,350
KB Star office Private real estate Investment Trust No.1		9,702		3,980		—		3,980		699
RAND Bio Science Co., Ltd.		—		(405)		—		(405)		—
Balhae Infrastructure Company		98,067		91,372		—		91,372		12,842
Aju Good Technology Venture Fund		322		(751)		—		(751)		—
Acts Co., Ltd.		1,862		(568)		—		(568)		—
SY Auto Capital Co., Ltd.		12,778		2,939		—		2,939		—
Incheon Bridge Co., Ltd.		69,709		(5,070)		—		(5,070)		—
Builton Co., Ltd.		740		(119)		—		(119)		—
Inno Lending Co., Ltd.		10		(543)		—		(543)		—
Korbi Co., Ltd.		—		(624)		—		(624)		—
QUICKET Co., Ltd.		2,312		(205)		—		(205)		—
Paycoms Co., Ltd.		303		(170)		—		(170)		—
Food Factory Co., Ltd.		1,913		(676)		—		(676)		—
KB IGen Private Equity Fund No. 1		—		173		—		173		—
KB No.8 Special Purpose Acquisition Company		—		287		—		287		—
KB No.9 Special Purpose Acquisition Company		—		185		—		185		—
KB No.10 Special Purpose Acquisition Company		—		15		—		15		—
KB No.11 Special Purpose Acquisition Company		—		(256)		—		(256)		—
KB Private Equity FundIII		—		(646)		—		(646)		—
Korea Credit Bureau Co., Ltd.		49,223		4,432		—		4,432		149
KoFC KBIC Frontier Champ 2010-5(PEF)		2,727		2,419		1,683		4,102		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		5,962		(861)		993		132		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		—		(642)		—		(642)		—
POSCO-KB Shipbuilding Restructuring Fund		11		(258)		—		(258)		—
Hyundai-Tongyang Agrifood Private Equity Fund		1,979		1,501		—		1,501		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(In millions of Korean won)	December 31, 2016
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
JSC Bank CenterCredit	~~W~~	4,510,673	~~W~~	4,578,854	~~W~~	546,794	~~W~~	(68,181)	~~W~~	(32,191)	~~W~~	32,191	~~W~~	—
KB GwS Private Securities Investment Trust		498,606		741		425,814		497,865		133,150		(3,472)		129,678
KB-Glenwood Private Equity Fund		30,558		3,204		31,100		27,354		10		—		10
KB Star office Private real estate Investment Trust No.1		216,988		120,943		95,000		96,045		20,220		(413)		19,807
RAND Bio Science Co., Ltd. [4]		2,720		5		83		2,715		2,000		—		2,000
Balhae Infrastructure Company		1,059,008		2,288		1,061,216		1,056,720		133,200		—		133,200
IMM Investment 5th Private Equity Fund[4]		10,114		1		10,114		10,113		9,999		—		9,999
Aju Good Technology Venture Fund[4]		5,249		181		5,200		5,068		1,949		49		1,998
SY Auto Capital Co., Ltd.		65,292		38,981		20,000		26,311		26,311		(20,618)		5,693
isMedia Co., Ltd.[4]		41,192		20,925		2,520		20,267		3,978		—		3,978
Incheon Bridge Co., Ltd.		660,858		656,000		164,621		4,858		728		—		728
KB Insurance Co., Ltd. (initial acquisition 22.59%)		30,949,859		27,357,084		33,250		3,592,775		810,704		(1,126)		1,392,194
(additional acquisition 10.70%)		31,071,846		27,386,605		33,250		3,685,241		393,678
(additional acquisition 6.52%)[2]		30,038,426		27,136,518		33,250		2,901,908		188,938
Inno Lending Co., Ltd. [4]		1,903		1		2,000		1,902		378		—		378
KBIC Private Equity Fund No. 3		119,885		76		102,500		119,809		2,396		—		2,396
KB No.8 Special Purpose Acquisition Company		22,743		2,265		1,031		20,478		19		—		19
KB No.9 Special Purpose Acquisition Company		29,677		2,503		1,382		27,174		31		—		31
KB No.10 Special Purpose Acquisition Company[4]		11,795		1,628		521		10,167		20		—		20
KB No.11 Special Purpose Acquisition Company[4]		991		714		21		277		13		—		13
KB Private Equity FundIII[4]		51,000		—		51,000		51,000		8,000		—		8,000
Korea Credit Bureau Co., Ltd.		71,245		17,322		10,000		53,923		4,853		—		4,853
KoFC KBIC Frontier Champ 2010-5(PEF)		50,213		2		47,970		50,211		25,105		(386)		24,719
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		100,252		1,094		90,800		99,158		24,789		—		24,789
Keystone-Hyundai Securities No. 1 Private Equity Fund[4]		112,865		73,429		34,114		39,436		1,850		—		1,850
Hyundai-Tongyang Agrifood Private Equity Fund[4]		15,910		375		15,360		15,535		3,957		—		3,957

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	September 30, 2016[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
JSC Bank CenterCredit	~~W~~	117,887	~~W~~	(37,437)	~~W~~	4,372	~~W~~	(33,065)	~~W~~	—
KB GwS Private Securities Investment Trust		27,377		26,634		—		26,634		7,355
KB-Glenwood Private Equity Fund		—		(349)		—		(349)		—
KB Star office Private real estate Investment Trust No.1		12,676		5,658		—		5,658		848
Balhae Infrastructure Company		41,460		34,640		—		34,640		5,654
SY Auto Capital Co., Ltd.		19,211		5,908		—		5,908		—
Incheon Bridge Co., Ltd.		74,638		14,780		—		14,780		—
KB Insurance Co., Ltd.
(initial acquisition 22.59%)		8,526,187		208,995		266,302		475,297		7,989
(additional acquisition 10.70%)		8,554,149		237,540		241,900		479,440
KBIC Private Equity Fund No. 3		2,067		1,861		—		1,861		—
KB No.8 Special Purpose Acquisition Company		—		196		276		472		—
KB No.9 Special Purpose Acquisition Company		—		43		25,393		25,436		—
Korea Credit Bureau Co., Ltd.		35,792		601		—		601		135
KoFC KBIC Frontier Champ 2010-5(PEF)		1,149		168		313		481		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		14,461		10,692		735		11,427		—
Hyundai Securities Co., Ltd. [3]		1,088,599		26,851		(8,466)		18,385		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	Details of profit or loss are not disclosed because the 3rd acquisition of shares of KB Insurance Co., Ltd. occurred on December 29, 2016.
[3]	Only details of profit or loss of third quarters are disclosed as the entity is classified as an associate at June 30, 2016.
[4]	Details of profit or loss are not disclosed as the entity is classified as an associate on and after September 30, 2016.

Changes in investments in associates for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other- comprehensive income		Others		Ending
Associates
KB Pre IPO Secondary Venture Fund 1st	~~W~~	—	~~W~~	1,671	~~W~~	—	~~W~~	—	~~W~~	(213)	~~W~~	—	~~W~~	—	~~W~~	1,458

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB GwS Private Securities Investment Trust		129,678		—		—		(7,350)		6,822		—		—		129,150
KB Star office Private real estate Investment Trust No.1		19,807		—		—		(699)		838		—		—		19,946
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		(10)		—		—		—		—		—
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Balhae Infrastructure Company		133,200		807		(29,202)		(12,842)		11,516		—		—		103,479
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(35,185)		—		(14)		—		—		—
Aju Good Technology Venture Fund		1,998		4,847		—		—		—		—		—		6,845
Acts Co., Ltd.		—		500		—		—		—		—		—		500
SY Auto Capital Co., Ltd.		5,693		—		—		—		1,914		—		—		7,607
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—		—
Incheon Bridge Co., Ltd.		728		—		(728)		—		—		—		—		—
KB Insurance Co., Ltd.[1]		1,392,194		—		(1,417,397)		(15,884)		38,873		2,214		—		—
Kendae Co., Ltd.		—		—		—		—		127		—		—		127
Builton Co., Ltd.		—		800		—		—		—		—		—		800
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		—		138
MJT&I Co., Ltd.		232		—		—		—		(105)		—		—		127
Inno Lending Co., Ltd		378		—		—		—		(107)		—		—		271
Korbi Co., Ltd.		—		750		—		—		—		—		—		750
QUICKET Co., Ltd.		—		3,484		—		—		—		—		—		3,484
Terra Co., Ltd.		28		—		—		—		(8)		—		—		20
Paycoms Co., Ltd.		—		800		—		—		—		—		—		800
Food Factory Co., Ltd.		—		1,000		—		—		—		—		—		1,000
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—		—
KB IGen Private Equity Fund No. 1		10		—		(6)		—		—		—		—		4
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company[2]		13		—		—		—		(2)		(4)		11		18
KB Private Equity FundIII		8,000		—		—		—		(101)		—		—		7,899
Korea Credit Bureau Co., Ltd.		4,853		—		—		(149)		429		—		—		5,133
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		(17,500)		—		1,187		842		—		9,248
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		—		—		(250)		249		—		24,788
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(36)		(4)		—		1,810
POSCO-KB Shipbuilding Restructuring Fund		—		2,500		—		—		(81)		—		—		2,419
Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		—		—		383		—		—		4,340

	~~W~~	1,770,673	~~W~~	42,369	~~W~~	(1,508,200)	~~W~~	(36,924)	~~W~~	63,005	~~W~~	3,297	~~W~~	11	~~W~~	334,231

[1]	KB Insurance Co., Ltd. is included as a subsidiary in April 2017.
[2]	Other gain of KB No.11 Special Purpose Acquisition Company amounting to ~~W~~11 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Gain on disposal of investments in associates for the nine-month periods ended September 30, 2017, amounts to ~~W~~15,114million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
Associates
KB GwS Private Securities Investment Trust	~~W~~	127,539	~~W~~	—	~~W~~	—	~~W~~	(7,355)	~~W~~	7,121	~~W~~	—	~~W~~	—	~~W~~	127,305
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB Insurance Co., Ltd.		1,077,014		—		—		(7,989)		72,013		86,037		—		1,227,075
KB Star office Private real estate Investment Trust No. 1		19,915		—		—		(848)		1,191		—		—		20,258
RAND Bio Science Co., Ltd.		—		2,000		—		—		—		—		—		2,000
Balhae Infrastructure Fund		128,275		4,727		—		(5,654)		4,366		—		—		131,714
Sawnics Co., Ltd.		1,397		—		(1,223)		—		(174)		—		—		—
SY Auto Capital Co., Ltd.		9,481		—		—		—		(1,919)		—		—		7,562
UAMCO., Ltd.		129,707		—		(101,740)		(26,961)		(1,006)		—		—		—
United PF 1st Recovery Private Equity Fund		183,117		—		(190,863)		—		7,746		—		—		—
Incheon Bridge Co., Ltd.		—		—		—		—		328		—		—		328
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—
Shinhwa Underwear Co., Ltd.		56		—		—		—		48		—		—		104
MJT&I Co., Ltd.		149		—		—		—		46		—		—		195
Terra Co., Ltd.		21		—		—		—		7		—		—		28
KBIC Private Equity Fund No. 3		2,348		—		—		—		38		—		—		2,386
KB No. 5 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No. 6 Special Purpose Acquisition Company		78		—		(78)		—		—		—		—		—
KB No. 7 Special Purpose Acquisition Company		88		—		(88)		—		—		—		—		—
KB No. 8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No. 9 Special Purpose Acquisition Company [2]		15		4,082		(4,074)		—		—		—		8		31
KB No. 10 Special Purpose Acquisition Company [3]		—		10		—		—		—		—		10		20
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		146		—		—		4,591
KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(900)		—		(1)		156		—		24,763
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		28,470		3,750		(4,100)		—		3,501		(43)		—		31,578
Hyundai Securities Co., Ltd.[1]		—		1,349,150		—		—		112,885		(2,508)		—		1,459,527

	~~W~~	1,737,840	~~W~~	1,363,719	~~W~~	(303,086)	~~W~~	(48,942)	~~W~~	206,303	~~W~~	83,642	~~W~~	18	~~W~~	3,039,494

[1]	Gain on valuation of equity-method investments amounting to ~~W~~104,931 million of Hyundai Securities Co., Ltd. was recognized due to gains on bargain purchase from additional acquisition.
[2]	Other gain of KB No.9 Special Purpose Acquisition Company amounting to ~~W~~8 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Other gain of KB No.10 Special Purpose Acquisition Company amounting to ~~W~~10 million represents the changes in interests due to unequal share capital increase in the associate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[4]	Losses on disposal of investments in associates for the nine-month periods ended September 30, 2016, amounts to ~~W~~ 12,996 million.

13. Property and Equipment, and Investment Properties

Details of property and equipment as of September 30, 2017 and December 31, 2016, are as follows:

	September 30, 2017
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,438,778	~~W~~	—	~~W~~	(1,018)	~~W~~	2,437,760
Buildings		2,014,002		(664,078)		(5,859)		1,344,065
Leasehold improvements		757,013		(669,711)		—		87,302
Equipment and vehicles		1,742,805		(1,520,722)		—		222,083
Construction in progress		8,207		—		—		8,207
Financial lease assets		34,111		(25,042)		—		9,069

	~~W~~	6,994,916	~~W~~	(2,879,553)	~~W~~	(6,877)	~~W~~	4,108,486

	December 31, 2016
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,325,568	~~W~~	—	~~W~~	(1,018)	~~W~~	2,324,550
Buildings		1,469,894		(482,319)		(5,859)		981,716
Leasehold improvements		711,316		(637,588)		—		73,728
Equipment and vehicles		1,591,143		(1,353,935)		(6,938)		230,270
Construction in progress		4,205		—		—		4,205
Financial lease assets		34,111		(21,312)		—		12,799

	~~W~~	6,136,237	~~W~~	(2,495,154)	~~W~~	(13,815)	~~W~~	3,627,268

Details of investment property as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	290,433	~~W~~	—	~~W~~	(738)	~~W~~	289,695
Buildings		786,190		(129,536)		—		656,654

	~~W~~	1,076,623	~~W~~	(129,536)	~~W~~	(738)	~~W~~	946,349

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	203,795	~~W~~	—	~~W~~	(1,404)	~~W~~	202,391
Buildings		616,085		(63,465)		—		552,620

	~~W~~	819,880	~~W~~	(63,465)	~~W~~	(1,404)	~~W~~	755,011

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

14. Intangible Assets

Details of intangible assets as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		3,982,926		(1,227,920)		(44,075)		2,710,931

	~~W~~	4,314,633	~~W~~	(1,227,920)	~~W~~	(113,390)	~~W~~	2,973,323

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		1,312,732		(877,881)		(44,927)		389,924

	~~W~~	1,644,439	~~W~~	(877,881)	~~W~~	(114,242)	~~W~~	652,316

Details of goodwill as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017				December 31, 2016
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Securities Co., Ltd. [1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	~~W~~	331,707	~~W~~	262,392	~~W~~	331,707	~~W~~	262,392

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.

Details of intangible assets, excluding goodwill, as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	8,226	~~W~~	(2,071)	~~W~~	—	~~W~~	6,155
Software		1,040,450		(877,657)		—		162,793
Other intangible assets		496,550		(206,515)		(44,075)		245,960
VOBA[1]		2,395,291		(121,718)		—		2,273,573
Finance leases assets		42,409		(19,959)		—		22,450

	~~W~~	3,982,926	~~W~~	(1,227,920)	~~W~~	(44,075)	~~W~~	2,710,931

[1]	See Note 43 for details on VOBA.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,617	~~W~~	(1,612)	~~W~~	—	~~W~~	3,005
Software		887,098		(749,997)		—		137,101
Other intangible assets		378,608		(111,814)		(44,927)		221,867
Finance leases assets		42,409		(14,458)		—		27,951

	~~W~~	1,312,732	~~W~~	(877,881)	~~W~~	(44,927)	~~W~~	389,924

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Assets		Liabilities		Net amount
Other provisions	~~W~~	106,037	~~W~~	(4,833)	~~W~~	101,204
Allowances for loan losses		5,561		—		5,561
Impairment losses on property and equipment		7,898		(358)		7,540
Interest on equity index-linked deposits		41		—		41
Share-based payments		16,752		—		16,752
Provisions for guarantees		22,507		—		22,507
Losses(gains) from valuation on derivative financial instruments		9,899		(67,439)		(57,540)
Present value discount		17,772		(6,470)		11,302
Losses(gains) from fair value hedged item		—		(10,586)		(10,586)
Accrued interest		—		(93,099)		(93,099)
Deferred loan origination fees and costs		710		(159,233)		(158,523)
Advanced depreciation provision		—		(1,498)		(1,498)
Gains from revaluation		570		(309,741)		(309,171)
Investments in subsidiaries and others		31,791		(85,133)		(53,342)
Gains on valuation of security investment		112,851		(219,111)		(106,260)
Defined benefit liabilities		366,154		—		366,154
Accrued expenses		102,863		—		102,863
Retirement insurance expense		—		(295,883)		(295,883)
Adjustments to the prepaid contributions		—		(14,845)		(14,845)
Derivative-linked securities		97,666		(22,427)		75,239
Others		267,730		(443,545)		(175,815)

		1,166,802		(1,734,201)		(565,399)

Offsetting of deferred income tax assets and liabilities		(1,162,183)		1,162,183		—

	~~W~~	4,619	~~W~~	(572,018)	~~W~~	(567,399)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Assets		Liabilities		Net amount
Other provisions	~~W~~	91,201	~~W~~	—	~~W~~	91,201
Allowances for loan losses		7,297		—		7,297
Impairment losses on property and equipment		7,920		(359)		7,561
Interest on equity index-linked deposits		41		—		41
Share-based payments		13,709		—		13,709
Provisions for guarantees		30,569		—		30,569
Losses(gains) from valuation on derivative financial instruments		9,761		(46,765)		(37,004)
Present value discount		11,358		(6,160)		5,198
Losses(gains) from fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(84,676)		(84,676)
Deferred loan origination fees and costs		1,247		(158,914)		(157,667)
Gains from revaluation		803		(286,119)		(285,316)
Investments in subsidiaries and others		12,014		(109,925)		(97,911)
Gains on valuation of security investment		109,071		(8,279)		100,792
Defined benefit liabilities		319,467		—		319,467
Accrued expenses		273,092		—		273,092
Retirement insurance expense		—		(283,771)		(283,771)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Derivative-linked securities		30,102		(42,825)		(12,723)
Others		365,616		(195,856)		169,760

		1,283,268		(1,253,126)		30,142

Offsetting of deferred income tax assets and liabilities		(1,149,644)		1,149,644		—

	~~W~~	133,624	~~W~~	(103,482)	~~W~~	30,142

16. Assets Held for Sale

Details of assets held for sale as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	156,923	~~W~~	(5,937)	~~W~~	150,986	~~W~~	199,373
Buildings held for sale		41,953		(19,079)		22,874		23,257

	~~W~~	198,876	~~W~~	(25,016)	~~W~~	173,860	~~W~~	222,630

(In millions of Korean won)	December 31, 2016
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	31,310	~~W~~	(8,179)	~~W~~	23,131	~~W~~	24,704
Buildings held for sale		50,086		(21,069)		29,017		29,300

	~~W~~	81,396	~~W~~	(29,248)	~~W~~	52,148	~~W~~	54,004

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

17. Disposal Group Held For Sale

As KB Securities, a subsidiary of the Group, decided to sell Hyundai Savings Bank Co., Ltd. and Hyundai Asset Management Co., Ltd. in the current half year, with the approval from the Board of Directors respectively, the Group classified the assets and liabilities related to Hyundai Savings Bank Co., Ltd. and Hyundai Asset Management Co., Ltd. as disposal group held for sales. KB Securities has disposed of Hyundai Savings Bank Co., Ltd. in October 2017 and is currently in negotiations with the preferred bidders.

Details of disposal group held for sale as of September 30, 2017, are as follow:

(In millions of Korean won)	September 30, 2017
	Hyundai Savings Bank Co., Ltd.		Hyundai Asset Management Co., Ltd.		Total
Assets of disposal group classified as held for sale
Cash and cash equivalents	~~W~~	275,509	~~W~~	24,638	~~W~~	300,147
Financial assets at fair value through profit or loss		40,929		—		40,929
Derivative financial assets		5,402		—		5,402
Loans		1,663,434		3		1,663,437
Financial investments		46,748		421		47,169
Property and equipment, and investment properties		—		174		174
Intangible assets		—		2,135		2,135
Deferred tax assets		20,369		340		20,709
Other assets		23,652		5,367		29,019

	~~W~~	2,076,043	~~W~~	33,078	~~W~~	2,109,121

Liabilities of disposal group classified as held for sale
Derivative financial liabilities	~~W~~	2,397	~~W~~	—	~~W~~	2,397
Deposits		1,778,003		—		1,778,003
Provisions		434		—		434
Defined benefit liabilities		931		—		931
Deferred tax liabilities		2,561		—		2,561
Other liabilities		46,108		1,240		47,348

	~~W~~	1,830,434	~~W~~	1,240	~~W~~	1,831,674

The Group measures the lower amount between the fair value less cost to sell and carrying value, accordingly, recognized impairment loss of ~~W~~7,198 million.

Amounts recognized in accumulated other comprehensive income related to disposal group held-for-sale for the nine-month period ended September 30, 2017, are as follows:

(In millions of Korean won)	2017
Remeasurements of net defined benefit liabilities	~~W~~	(1,985)
Change in the fair value of available-for-sale financial assets		861

	~~W~~	(1,124)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

18. Other Assets

Details of other assets as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Other financial assets
Other receivables	~~W~~	6,644,038	~~W~~	4,326,183
Accrued income		1,610,344		1,305,680
Guarantee deposits provided		1,219,679		1,230,400
Domestic exchange settlement debits		615,934		535,237
Others		92,940		25,226
Less: Allowances for loan losses		(105,230)		(95,629)
Less: Present value discount		(5,677)		(4,762)

		10,072,028		7,322,335

Other non-financial assets
Other receivables		4,188		17,727
Prepaid expenses		203,910		188,135
Guarantee deposits provided		10,064		3,934
Insurance assets		1,147,679		128,146
Separate account assets		4,128,180		866,310
Others		511,961		356,380
Less: Allowances on other asset		(33,691)		(25,182)

		5,972,291		1,535,450

	~~W~~	16,044,319	~~W~~	8,857,785

Changes in allowances for loan losses on other assets for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811
Written-off		(13,742)		(129)		(13,871)
Provision		8,930		1,243		10,173
Business combination		21,293		—		21,293
Others		(6,880)		7,395		515

Ending	~~W~~	105,230	~~W~~	33,691	~~W~~	138,921

(In millions of Korean won)	2016
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	308,699	~~W~~	23,977	~~W~~	332,676
Written-off		(270,830)		(536)		(271,366)
Provision		1,857		799		2,656
Others		33,631		—		33,631

Ending	~~W~~	73,357	~~W~~	24,240	~~W~~	97,597

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Financial liabilities held for trading
Securities sold	~~W~~	2,277,900	~~W~~	1,070,272
Other		72,215		73,238

		2,350,115		1,143,510

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		11,147,819		10,979,326

Total financial liabilities at fair value through profit or loss	~~W~~	13,497,934	~~W~~	12,122,836

20. Deposits

Details of deposits as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Demand deposits
Demand deposits in Korean won	~~W~~	112,735,784	~~W~~	104,758,222
Demand deposits in foreign currencies		5,654,966		5,305,313

		118,390,750		110,063,535

Time deposits
Time deposits in Korean won		125,185,212		122,532,476

		125,185,212		122,532,476

Time deposits in foreign currencies		4,375,889		4,314,783
Fair value adjustments on valuation of fair value hedged items		(49,332)		(61,657)

		4,326,557		4,253,126

		129,511,769		126,785,602

Certificates of Deposits		3,501,675		2,880,558

Total deposits	~~W~~	251,404,194	~~W~~	239,729,695

21. Debts

Details of debts as of September 30, 2017 and December 31, 2016, consist of:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Borrowings	~~W~~	17,331,361	~~W~~	14,485,789
Repurchase agreements and others		9,199,096		8,825,564
Call money		3,076,458		2,940,133

	~~W~~	29,606,915	~~W~~	26,251,486

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of borrowings as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Lender	Annual interest rate(%)	September 30, 2017		December 31, 2016
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,892,727	~~W~~	1,644,260
	Borrowings from the government	Korea Energy Management Corporation and others	0.00~3.00		1,713,079		1,331,688
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		2,041,444		889,433
	Other borrowings	The Korea Development Bank and others	0.00~3.90		4,686,057		4,284,108

					10,333,307		8,149,489

Borrowings in foreign currencies	Due to banks	Bank of America, N.A. and others	—		29,163		70,624
	Borrowings from banking institutions	Commerz Bank and others	0.00~4.60		5,157,645		3,949,376
	Other borrowings from financial institutions	The Export-Import Bank of Korea and others	1.54~2.58		88,150		121,104
	Other borrowings	Standard Chartered Bank and others	0.00~3.66		1,723,096		2,195,196

					6,998,054		6,336,300

				~~W~~	17,331,361	~~W~~	14,485,789

22. Debentures

Details of debentures as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	Annual interest rate (As at September 30, 2017)(%)	September 30, 2017		December 31, 2016
Debentures in Korean won
Structured debentures	0.29~6.00	~~W~~	941,230	~~W~~	1,146,300
Subordinated fixed rate debentures in Korean won	3.08~5.70		2,915,124		3,271,693
Fixed rate debentures in Korean won	1.29~3.79		34,470,665		25,627,695
Floating rate debentures in Korean won	1.67~2.09		628,000		1,108,000

			38,955,019		31,153,688

Fair value adjustments on fair value hedged financial debentures in Korean won			23,126		26,724
Less: Discount on debentures in Korean won			(40,659)		(19,064)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

			38,937,486		31,161,348
Debentures in foreign currencies
Floating rate debentures	1.74~2.27		1,364,573		1,063,480
Fixed rate debentures	1.38~2.88		2,434,314		2,803,720

			3,798,887		3,867,200

Fair value adjustments on fair value hedged debentures in foreign currencies			(17,540)		(24,302)
Less: Discount on debentures in foreign currencies			(16,162)		(12,189)

			3,765,185		3,830,709

		~~W~~	42,702,671	~~W~~	34,992,057

Changes in debentures based on face value for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,146,300	~~W~~	3,009,026	~~W~~	(3,214,096)	~~W~~	—	~~W~~	941,230
Subordinated fixed rate debentures in Korean won		3,271,693		—		(356,569)		—		2,915,124
Fixed rate debentures in Korean won		25,627,695		98,336,900		(89,493,930)		—		34,470,665
Floating rate debentures in Korean won		1,108,000		310,000		(790,000)		—		628,000

		31,153,688		101,655,926		(93,854,595)		—		38,955,019

Debentures in foreign currencies
Floating rate debentures		1,063,480		1,068,581		(725,286)		(42,202)		1,364,573
Fixed rate debentures		2,803,720		682,150		(922,900)		(128,656)		2,434,314

		3,867,200		1,750,731		(1,648,186)		(170,858)		3,798,887

	~~W~~	35,020,888	~~W~~	103,406,657	~~W~~	(95,502,781)	~~W~~	(170,858)	~~W~~	42,753,906

(In millions of Korean won)	2016
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	—	~~W~~	(572,028)	~~W~~	—	~~W~~	337,760
Subordinated fixed rate debentures in Korean won		4,586,829		—		(809,929)		—		3,776,900
Fixed rate debentures in Korean won		22,500,223		69,488,800		(66,921,809)		—		25,067,214
Floating rate debentures in Korean won		448,000		680,000		(40,000)		—		1,088,000

		28,444,840		70,168,800		(68,343,766)		—		30,269,874

Debentures in foreign currencies
Floating rate debentures		1,829,124		32,889		(233,673)		(115,446)		1,512,894
Fixed rate debentures		2,325,537		1,096,300		(481,534)		(144,738)		2,795,565

		4,154,661		1,129,189		(715,207)		(260,184)		4,308,459

	~~W~~	32,599,501	~~W~~	71,297,989	~~W~~	(69,058,973)	~~W~~	(260,184)	~~W~~	34,578,333

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

23. Provisions

Details of provisions as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Provisions for unused loan commitments	~~W~~	185,689	~~W~~	189,349
Provisions for payment guarantees		93,026		126,428
Provisions for financial guarantee contracts		2,284		4,333
Provisions for restoration		83,873		84,854
Others		222,397		132,753

	~~W~~	587,269	~~W~~	537,717

Changes in provisions for unused loan commitments, payment guarantees for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777
Effects of changes in foreign exchange rate		(654)		(1,737)		(2,391)
Reversal		(3,025)		(31,665)		(34,690)
Business combination		19		—		19

Ending	~~W~~	185,689	~~W~~	93,026	~~W~~	278,715

(In millions of Korean won)	2016
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	195,385	~~W~~	158,454	~~W~~	353,839
Effects of changes in foreign exchange rate		(715)		(1,392)		(2,107)
Provision		3,191		(31,093)		(27,902)

Ending	~~W~~	197,861	~~W~~	125,969	~~W~~	323,830

Changes in provisions for financial guarantee contracts for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	4,333	~~W~~	3,809
Reversal		(2,049)		(2,835)

Ending	~~W~~	2,284	~~W~~	974

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in provisions for restoration cost for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	84,854	~~W~~	75,351
Provision		3,400		2,979
Reversal		(600)		(55)
Used		(6,142)		(4,362)
Unwinding of discount		1,499		1,304
Business combination		862		—

Ending	~~W~~	83,873	~~W~~	75,217

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753
Increase		47,912		24,673		3,788		—		49,956		126,329
Decrease		(44,647)		(27,193)		(2,849)		(165)		(23,092)		(97,946)
Business combination		—		—		—		—		61,261		61,261

Ending	~~W~~	12,055	~~W~~	47,876	~~W~~	21,562	~~W~~	193	~~W~~	140,711	~~W~~	222,397

(In millions of Korean won)	2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,630	~~W~~	41,091	~~W~~	71,240	~~W~~	69	~~W~~	53,831	~~W~~	174,861
Increase		18,083		18,429		780		431		9,327		47,050
Decrease		(18,697)		(16,993)		(50,259)		(145)		(4,604)		(90,698)

Ending	~~W~~	8,016	~~W~~	42,527	~~W~~	21,761	~~W~~	355	~~W~~	58,554	~~W~~	131,213

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

24. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data; such as, interest rates, future salary increase rate, and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299
Current service cost		154,398		—		154,398
Past service cost		17,626		—		17,626
Interest cost(income)		29,736		(26,897)		2,839
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		12,635		12,635
Actuarial gains and losses by changes in financial assumptions		(85)		—		(85)
Actuarial gains and losses by experience adjustments		593		—		593
Contributions		—		(1,172)		(1,172)
Payments from plans (benefit payments)		(214,911)		214,066		(845)
Payments from the Group		(18,520)		—		(18,520)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Transfer in		8,119		(8,118)		1
Transfer out		(8,446)		8,406		(40)
Effect of exchange rate changes		(92)		—		(92)
Effect of business combination and disposal of business		287,844		(181,757)		106,087
Others		(4,810)		3,925		(885)

Ending	~~W~~	1,827,455	~~W~~	(1,458,616)	~~W~~	368,839

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,413,600	~~W~~	(1,340,403)	~~W~~	73,197
Current service cost		140,130		—		140,130
Past service cost		833		—		833
Interest cost(income)		26,133		(24,790)		1,343
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		8,767		8,767
Contributions		—		(2,465)		(2,465)
Payments from plans (benefit payments)		(49,334)		49,334		—
Payments from the Group		(5,033)		—		(5,033)
Transfer in		4,387		(4,325)		62
Transfer out		(4,721)		4,696		(25)
Effect of exchange rate changes		37		—		37

Ending	~~W~~	1,526,032	~~W~~	(1,309,186)	~~W~~	216,846

Details of the net defined benefit liabilities as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Present value of defined benefit obligation	~~W~~	1,827,455	~~W~~	1,576,003
Fair value of plan assets		(1,458,616)		(1,479,704)

Net defined benefit liabilities	~~W~~	368,839	~~W~~	96,299

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Current service cost	~~W~~	154,398	~~W~~	140,130
Past service cost		17,626		833
Net interest expenses of net defined benefit liabilities		2,839		1,343

Post-employment benefits[1]	~~W~~	174,863	~~W~~	142,306

[1]	Post-employment benefits amounting to ~~W~~ 1,184 million and ~~W~~ 1,035 million for the nine-month periods ended September 30, 2017 and 2016, respectively, are recognized as other operating expense in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

25. Other Liabilities

Details of other liabilities as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Other financial liabilities
Other payables	~~W~~	9,204,730	~~W~~	6,526,330
Prepaid card and debit card		23,960		19,076
Accrued expenses		2,705,935		2,613,445
Financial guarantee liabilities		35,263		26,449
Deposits for letter of guarantees and others		609,103		561,664
Domestic exchange settlement credits		42,935		1,338,103
Foreign exchanges settlement credits		107,493		116,226
Borrowings from other business accounts		6,195		5,204
Other payables from trust accounts		5,593,261		4,430,508
Liability incurred from agency relationships		397,737		386,670
Account for agency businesses		458,098		248,257
Dividend payables		474		475
Others		18,241		14,171

		19,203,425		16,286,578

Other non-financial liabilities
Other payables		14,801		842,902
Unearned revenue		268,331		226,096
Accrued expenses		509,667		395,933
Deferred revenue on credit card points		165,830		145,457
Withholding taxes		93,860		140,258
Separate account liabilities		4,131,253		875,015
Others		195,647		126,658

		5,379,389		2,752,319

	~~W~~	24,582,814	~~W~~	19,038,897

26. Equity

26.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of September 30, 2017 and December 31, 2016, are as follows:

	September 30, 2017		December 31, 2016
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

1 In millions of Korean won.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in outstanding shares for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Beginning	398,285,437	386,351,693
Increase	4,513,969	—
Decrease	(1,795,952)	(13,806,975)

Ending	401,003,454	372,544,718

26.2 Capital Surplus

Details of capital surplus as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(568,544)
Other capital surplus		4,412,925		4,373,172

	~~W~~	17,121,867	~~W~~	16,994,902

26.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Remeasurements of net defined benefit liabilities	~~W~~	(128,952)	~~W~~	(121,055)
Exchange differences on translating foreign operations		19,826		53,138
Change in the fair value of available-for-sale financial assets		796,096		601,620
Change in value of held-to-maturity financial assets		4,750		6,447
Shares of other comprehensive income of associates		1,927		(96,174)
Cash flow hedges		(440)		(6,075)
Hedges of a net investment in a foreign operation		(32,149)		(32,572)
Other comprehensive income of separate account		(7,854)		—

	~~W~~	653,204	~~W~~	405,329

26.4 Retained Earnings

Details of retained earnings as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Legal reserves[1]	~~W~~	334,873	~~W~~	275,860
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		13,175,565		10,971,368

	~~W~~	14,492,438	~~W~~	12,229,228

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,125,245	~~W~~	2,670,478
Non-controlling interests		2,561		34,650

	~~W~~	3,127,806	~~W~~	2,705,128

The adjustments to the regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won, except earnings per share)	2017				2016
	Three months		Nine months		Three months		Nine months
Provision of regulatory reserve for credit losses[1]	~~W~~	108,737	~~W~~	404,338	~~W~~	(28,470)	~~W~~	186,715
Adjusted profit after provision of regulatory reserve for credit losses[2]		788,767		2,353,348		592,916		1,503,098
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		1,968		5,912		1,577		3,954
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		1,958		5,879		1,571		3,936

1	The increase in regulatory reserve for credit losses of ~~W~~50,429 million due to the business combination with KB Insurance Co., Ltd. was excluded.
[2]	Above profit after provision of regulatory reserve for credit losses is not computed in accordance with Korean IFRS, but computed with the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

26.5 Treasury Shares

Changes in treasury shares outstanding for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In number of shares and millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,826,100		1,795,952		(4,513,969)		17,108,083
Carrying amount[1]	~~W~~	721,973	~~W~~	82,279	~~W~~	(168,051)	~~W~~	636,201

[1]	The trust agreement with Samsung Securities Co., Ltd. is terminated as the agreement was expired during the nine-month period ended September 30, 2017.

(In number of shares and millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		13,806,975		—		13,806,975
Carrying amount[1]	~~W~~	—	~~W~~	476,076	~~W~~	—	~~W~~	476,076

[1]	The Group had entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~ 800,000 million during the nine-month period ended September 30, 2016 in order to enhance shareholder value.

27. Net Interest Income

Details of interest income and interest expense for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	~~W~~	35,067	~~W~~	90,647	~~W~~	24,921	~~W~~	83,443
Loans		2,572,293		7,380,591		2,211,731		6,571,655
Financial investments
Available-for-sale financial assets		183,116		483,339		105,480		320,762
Held-to-maturity financial assets		124,444		346,271		113,727		354,002
Other		25,001		77,886		25,698		82,603

		2,939,921		8,378,734		2,481,557		7,412,465

Interest expenses
Deposits		579,671		1,734,674		603,581		1,920,334

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Debts		94,769		265,341		49,943		151,292
Debentures		224,681		635,376		212,079		644,872
Other		19,350		56,371		15,193		44,281

		918,471		2,691,762		880,796		2,760,779

Net interest income	~~W~~	2,021,450	~~W~~	5,686,972	~~W~~	1,600,761	~~W~~	4,651,686

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	47,091	~~W~~	140,193	~~W~~	44,848	~~W~~	131,215
Lending activity fees		20,585		57,092		21,176		59,042
Credit card related fees and commissions		373,629		1,067,035		325,912		927,893
Debit card related fees and commissions		100,911		300,672		95,288		273,833
Agent activity fees		36,580		119,130		42,477		133,490
Trust and other fiduciary fees		86,732		248,578		60,485		162,788
Fund management related fees		34,431		101,600		28,661		86,088
Guarantee fees		10,685		37,322		7,894		23,014
Foreign currency related fees		27,612		80,444		22,861		71,760
Commissions from transfer agent services		51,337		141,626		42,386		126,864
Other business account commission on consignment		8,953		25,414		8,428		24,990
Commissions received on securities business		97,885		310,842		21,457		68,291
Lease fees		37,961		106,221		17,297		45,208
Other		65,011		194,283		37,885		122,120

	~~W~~	999,403	~~W~~	2,930,452	~~W~~	777,055	~~W~~	2,256,596

Fee and commission expense
Trading activity related fees[1]		7,526		20,918		3,637		9,589
Lending activity fees		5,233		17,792		3,756		10,122
Credit card related fees and commissions		391,669		1,075,414		319,280		900,710
Outsourcing related fees		33,562		89,931		23,222		64,808
Foreign currency related fees		6,922		19,367		3,007		9,881
Management fees of written-off loans		762		3,080		928		3,136
Other		62,401		181,774		47,624		150,310

		508,075		1,408,276		401,454		1,148,556

Net fee and commission income	~~W~~	491,328	~~W~~	1,522,176	~~W~~	375,601	~~W~~	1,108,040

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through

Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	183,053	~~W~~	528,393	~~W~~	70,870	~~W~~	352,343
Equity securities		117,508		396,976		14,939		46,911

		300,561		925,369		85,809		399,254

Derivatives held for trading
Interest rate		496,029		1,131,656		143,403		1,004,136
Currency		528,197		3,616,326		1,946,858		3,396,769
Stock or stock index		445,159		1,660,411		117,214		229,520
Credit		7,366		68,755		14,213		31,351
Commodity		6,513		10,907		685		1,595
Other		7,002		12,231		561		2,216

		1,490,266		6,500,286		2,222,934		4,665,587

Financial liabilities held for trading		18,234		29,106		9,272		29,913

Other financial instruments		—		22		15		188

	~~W~~	1,809,061	~~W~~	7,454,783	~~W~~	2,318,030	~~W~~	5,094,942

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	89,688	~~W~~	201,048	~~W~~	23,890	~~W~~	45,389
Equity securities		120,600		262,796		3,208		26,620

		210,288		463,844		27,098		72,009

Derivatives held for trading
Interest rate		459,658		1,068,745		118,307		1,053,289
Currency		548,520		3,576,745		2,030,841		3,511,182
Stock or stock index		305,768		1,058,934		9,981		143,204
Credit		8,452		67,778		12,241		26,714
Commodity		1,962		5,719		619		2,210
Other		7,017		11,923		323		517

		1,331,377		5,789,844		2,172,312		4,737,116

Financial liabilities held for trading		11,734		55,594		22,045		89,549

Other financial instruments		79		117		3		169

		1,553,478		6,309,399		2,221,458		4,898,843

Net gains or losses on financial instruments held for trading	~~W~~	255,583	~~W~~	1,145,384	~~W~~	96,572	~~W~~	196,099

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

29.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through

Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	28,150	~~W~~	105,788	~~W~~	12,468	~~W~~	48,735
Financial liabilities designated at fair value through profit or loss		88,033		288,751		(1,289)		63,192

		116,183		394,539		11,179		111,927

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		6,746		36,284		3,607		17,395
Financial liabilities designated at fair value through profit or loss		294,014		1,077,300		106,107		172,741

		300,760		1,113,584		109,714		190,136

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(184,577)	~~W~~	(719,045)	~~W~~	(98,535)	~~W~~	(78,209)

30. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Other operating income
Income related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	834	~~W~~	877	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Gain on sale of available-for-sale financial assets		49,033		98,841		85,555		228,814

		49,867		99,718		85,555		228,814

Revenue related to held-to-maturity financial assets
Gain on redemption of held-to-maturity financial assets		392		394		—		—

		392		394		—		—

Gain on foreign exchange transactions		502,577		1,468,393		832,594		2,911,633
Dividend income		68,186		197,700		23,979		93,214
Others		37,132		89,073		68,092		226,461

		658,154		1,855,278		1,010,220		3,460,122

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		101		744		—		—
Loss on sale of available-for-sale financial assets		16,695		127,166		4,502		8,061
Impairment on available-for-sale financial assets		11,130		30,795		993		7,336

		27,926		158,705		5,495		15,397

Loss on foreign exchanges transactions		498,458		1,293,587		698,129		2,637,536
Others		263,706		993,506		339,710		956,296
		790,090		2,445,798		1,043,334		3,609,229

Net other operating expenses	~~W~~	(131,936)	~~W~~	(590,520)	~~W~~	(33,114)	~~W~~	(149,107)

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	569,509	~~W~~	1,610,730	~~W~~	433,448	~~W~~	1,314,613
Salaries and short-term employee benefits - others		178,410		632,649		160,740		576,847

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Post-employment benefits - defined benefit plans		72,318		173,679		46,809		141,271
Post-employment benefits - defined contribution plans		4,937		10,664		1,958		6,944
Termination benefits		148		(118)		(935)		56,894
Share-based payments		11,732		48,074		13,842		22,192

		837,054		2,475,678		655,862		2,118,761

Depreciation and amortization		94,964		257,751		70,255		192,296

Rental expense		78,455		234,184		68,410		203,597
Tax and dues		45,907		147,946		26,236		101,800
Communication		11,090		31,655		8,875		26,865
Electricity and utilities		10,460		24,349		6,977		21,907
Publication		4,592		12,472		4,034		12,734
Repairs and maintenance		5,206		15,077		4,105		11,764
Vehicle		3,089		8,360		2,469		6,789
Travel		4,953		12,143		1,715		5,106
Training		6,315		18,057		4,599		14,945
Service fees		47,244		130,547		29,102		84,536
Electronic data processing expenses		46,468		129,153		39,363		117,652
Advertising		52,357		131,115		32,784		79,089
Others		58,889		168,148		40,107		120,153

		375,025		1,063,206		268,776		806,937

	~~W~~	1,307,043	~~W~~	3,796,635	~~W~~	994,893	~~W~~	3,117,994

31.2 Share-based Payments

31.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007.

Details of stock grants linked to long-term performance as of September 30, 2017, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions

KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	July 17, 2013	11,486	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	72,843	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 17	Jan. 01, 2017	42,032	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,10]
Series 18	July. 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,10]
Deferred grant in 2014	—	5,286	Satisfied
Deferred grant in 2015	—	14,961	Satisfied
Deferred grant in 2016	—	15,338	Satisfied

		239,102

Kookmin Bank
Series 64	July 24, 2015	11,133	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	Aug. 26, 2015	11,587	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	135,934	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 69	Jan. 01, 2017	330,194	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,11]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Series 70	July. 24, 2017	8,743	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,11]
Series 71	August. 26, 2017	8,744	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,11]
Series 72	August. 28, 2017	5,601	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,11]
Deferred grant in 2014	—	35,312	Satisfied
Deferred grant in 2015	—	61,328	Satisfied
Deferred grant in 2016	—	155,407	Satisfied

		801,996

Other subsidiaries and associate
Stock granted in 2010	—	2,096	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2011	—	2,633	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2012	—	7,788	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2013	—	21,289	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2014	—	45,426	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Stock granted in 2015	—	197,609	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2016	—	181,527	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2017	—	278,065	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
		736,433

		1,777,531

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of September 30, 2017).
[2]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR(Total Shareholder Return), EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.
[10]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, results of the Group and relative TSR respectively. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 30% is determined upon the accomplishment of relative TSR.
[11]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, relative TSR and Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.
[12]	50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of stock grants linked to short-term performance as of September 30, 2017, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2014	Jan. 01, 2014	7,079	Satisfied
Stock granted in 2015	Jan. 01, 2015	16,730	Satisfied
Stock granted in 2016	Jan. 01, 2016	20,523	Satisfied
Stock granted in 2017	Jan. 01, 2017	14,784	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	685	Satisfied
Stock granted in 2014	Jan. 01, 2014	66,695	Satisfied
Stock granted in 2015	Jan. 01, 2015	103,061	Satisfied
Stock granted in 2016	Jan. 01, 2016	140,918	Satisfied
Stock granted in 2017	Jan. 01, 2017	81,305	Proportional to service period
Other subsidiaries and associate
Stock granted in 2014	—	24,976	Satisfied
Stock granted in 2015	—	117,127	Satisfied
Stock granted in 2016	—	204,810	Satisfied
Stock granted in 2017	—	158,283	Proportional to service period

[1]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

As of September 30, 2017 and December 31, 2016, the accrued expenses related to share-based payments including share grants amounted to ~~W~~ 108,132million and ~~W~~ 79,742 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 48,074million and ~~W~~ 22,192 million were incurred during the nine-month periods ended September, 2017 and 2016, respectively. There is no intrinsic value of the vested stock options as of September 30, 2017 and December 31, 2016.

Details of Mileage stock as of September 30, 2017, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~1.31	19,076
	Apr. 29, 2016	60	0.00~1.58	39
	July 07, 2016	280	0.00~1.77	156
	July 18, 2016	767	—	—
	Aug. 03, 2016	107	0.00~1.84	53
	Aug. 17, 2016	51	0.00~1.88	51
	Aug. 30, 2016	256	0.00~1.92	230
	Sept. 06, 2016	206	0.00~1.93	191
	Oct. 07, 2016	105	0.00~2.02	105
	Nov. 01, 2016	118	0.00~2.09	118

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

	Dec. 07, 2016	211	0.00~2.19	189
	Dec. 08, 2016	43	0.00~2.19	43
	Dec. 15, 2016	12	0.00~2.21	12
	Dec. 20, 2016	309	0.00~2.22	309
	Dec. 28, 2016	76	0.00~2.24	64
	Dec. 30, 2016	210	0.00~2.25	210
Stock granted in 2017	Jan. 09, 2017	29,086	0.00~2.28	25,756
	Feb. 03, 2017	43	0.00~2.35	43
	Apr. 03, 2017	82	0.00~2.51	82
	May. 22, 2017	20	0.00~2.64	20
	July. 03, 2017	52	0.00~2.76	52
	Aug. 16, 2017	204	0.00~2.88	204
	Aug. 17, 2017	40	0.00~2.88	40
	Aug. 22, 2017	33	0.00~2.89	33
	Aug. 25, 2017	387	0.00~2.90	387
	Sept. 14, 2017	82	0.00~2.96	82

		66,669		47,545

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The remaining shares are assessed based on the stock price as of September 30, 2017. These shares are vested immediately at grant date.

As of September 30, 2017 and December 31, 2016, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~ 2,667 million and ~~W~~ 1,533 million, respectively, and the compensation costs amounting to ~~W~~ 1,299 million and ~~W~~ 1,316 million were incurred during the nine-month periods ended September 30, 2017 and 2016, respectively.

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Other non-operating income
Gain on disposal in property and equipment	~~W~~	4,838	~~W~~	5,088	~~W~~	187	~~W~~	443

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Rent received		7,362		21,917		1,605		9,244
Gains on bargain purchase		—		122,986		—		—
Others		33,969		95,114		17,010		59,352

		46,169		245,105		18,802		69,039

Other non-operating expenses
Loss on disposal in property and equipment		230		968		178		1,502
Donation		15,209		31,227		10,552		22,303
Restoration cost		805		3,065		308		1,027
Others		14,810		44,563		316		19,877

		31,054		79,823		11,354		44,709

Net other non-operating income	~~W~~	15,115	~~W~~	165,282	~~W~~	7,448	~~W~~	24,330

33. Income Tax Expense

Income tax expense for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Tax payable
Current tax expense	~~W~~	458,520	~~W~~	499,371
Adjustments recognized in the period for current tax of prior years		(16,479)		33,168

		442,041		532,539

Changes in deferred income tax assets (liabilities)		250,517		16,647

Income tax recognized directly in equity
Exchange difference in foreign operation		10,813		—
Remeasurements of net defined benefit liabilities		3,155		2,096
Change in the fair value of available-for-sale financial assets		(58,536)		(39,901)
Change in value of held-to-maturity financial assets		542		193
Share of other comprehensive loss of associates		20,807		(4,070)
Cash flow hedges		(1,131)		(133)
Hedges of a net investment in a foreign operation		(135)		(2,304)
Comprehensive income of separate account		2,508		—
Comprehensive income of assets held for sale		(21,498)		—

		(43,475)		(44,119)

Others		(27,031)		(84)

Tax expense	~~W~~	622,052	~~W~~	504,983

[1]	The Group had not recognized deferred income tax assets for the deductible temporary difference incurred from valuation loss on JSC BankCenterCredit until the year ended December 31, 2016, because the possibility of disposal of its shares was unlikely. However, the transaction was completed during the nine-month period ended September 30, 2017, accordingly, ~~W~~ 158,264 million was recognized as a reduction in income tax expense.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

34. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2016, of ~~W~~ 1,250 per share, amounting to total dividends of ~~W~~ 497,968 million were paid in April 2017. The dividends paid to the shareholders of the Parent Company in 2016 were ~~W~~ 378,625 million (~~W~~ 980 per share).

35. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Replaced by retained earnings		Replaced by assets held for sale		Replaced by disposal group held for sale		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(121,055)	~~W~~	(13,037)	~~W~~	—	~~W~~	3,155	~~W~~	—	~~W~~	—	~~W~~	1,985	~~W~~	(128,952)
Exchange differences on translating foreign operations		53,138		(44,125)		—		10,813		—		—		—		19,826
Change in the fair value of available-for-sale financial assets		601,620		244,625		9,248		(58,536)		—		—		(861)		796,096
Change in value of held-to-maturity financial assets		6,447		(2,239)		—		542		—		—		—		4,750
Shares of other comprehensive income of associates		(96,174)		3,297		10,152		20,807		(3,492)		67,337		—		1,927
Cash flow hedges		(6,075)		53,246		(46,480)		(1,131)		—		—		—		(440)
Hedges of a net investment in a foreign operation		(32,572)		558		—		(135)		—		—		—		(32,149)
Other comprehensive income of separate account		—		(97,002)		86,640		2,508		—		—		—		(7,854)
Other comprehensive income of disposal group held for sale		—		—		—		—		—		—		(1,124)		(1,124)
Other comprehensive income of assets held for sale		—		—		88,835		(21,498)		—		(67,337)		—		—

	~~W~~	405,329	~~W~~	145,323	~~W~~	148,395	~~W~~	(43,475)	~~W~~	(3,492)	~~W~~	—	~~W~~	—	~~W~~	652,080

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(133,876)	~~W~~	(8,663)	~~W~~	—	~~W~~	2,096	~~W~~	(140,443)
Exchange differences on translating foreign operations		32,990		(51,445)		—		—		(18,455)
Change in the fair value of available-for-sale financial assets		653,130		268,521		(91,253)		(39,901)		790,497
Change in value of held-to-maturity financial assets		2,731		(798)		—		193		2,126
Shares of other comprehensive income of associates		(89,081)		83,642		—		(4,070)		(9,509)
Cash flow hedges		(10,173)		(20,851)		21,740		(133)		(9,417)
Hedges of a net investment in a foreign operation		(25,477)		9,521		—		(2,304)		(18,260)

	~~W~~	430,244	~~W~~	279,927	~~W~~	(69,513)	~~W~~	(44,119)	~~W~~	596,539

36. Earnings per Share

36.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month and nine-month periods ended September 30, 2017 and 2016.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2017	2016
Three-month periods
Beginning (A)	418,111,537	386,351,693
Acquisition of treasury shares (B)	(17,397,533)	(10,415,671)

Weighted average number of ordinary shares outstanding (C)	400,714,004	375,936,022

Nine-month periods
Beginning (A)	418,111,537	386,351,693
Acquisition of treasury shares (B)	(20,017,461)	(6,224,768)

Weighted average number of ordinary shares outstanding (C)	398,094,076	380,126,925

Basic earnings per share:

	2017
(In Korean won and in number of shares)	Three months		Nine months
Profit attributable to ordinary shares (D)	~~W~~	897,504,116,436	~~W~~	2,757,685,920,231
Weighted average number of ordinary shares outstanding (E)		400,714,004		398,094,076
Basic earnings per share (F = D / E)	~~W~~	2,240	~~W~~	6,927

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In Korean won and in number of shares)	2016
	Three months		Nine months
Profit attributable to ordinary shares (D)	~~W~~	564,446,619,494	~~W~~	1,689,813,146,570
Weighted average number of ordinary shares outstanding (E)		375,936,022		380,126,925
Basic earnings per share (F = D / E)	~~W~~	1,501	~~W~~	4,445

36.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In Korean won)	2017
	Three months		Nine months
Profit attributable to ordinary shares	~~W~~	897,504,116,436	~~W~~	2,757,685,920,231
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	897,504,116,436	~~W~~	2,757,685,920,231

(In Korean won)	2016
	Three months		Nine months
Profit attributable to ordinary shares	~~W~~	564,446,619,494
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	564,446,619,494	~~W~~	1,689,813,146,570

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In number of shares)	2017
	Three months	Nine months
Weighted average number of ordinary shares outstanding	400,714,004	398,094,076
Adjustment
Stock grants	2,054,206	2,175,864
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	402,768,210	400,269,940

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

	2016
(In number of shares)	Three months	Nine months
Weighted average number of ordinary shares outstanding	375,936,022	380,126,925
Adjustment
Stock grants	1,589,091	1,733,090
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	377,525,113	381,860,015

Diluted earnings per share for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

	2017
(in Korean won and in number of shares)	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	897,504,116,436	~~W~~	2,757,685,920,231
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		402,768,210		400,269,940
Diluted earnings per share	~~W~~	2,228	~~W~~	6,890

	2016
(In Korean won and in number of shares)	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	564,446,619,494	~~W~~	1,689,813,146,570
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		377,525,113		381,860,015
Diluted earnings per share	~~W~~	1,495	~~W~~	4,425

37. Insurance Contracts

37.1 Insurance Assets

Details of deferred policy acquisition costs included in other assets as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		September 30, 2017		December 31, 2016
Non-life insurance	Pension	~~W~~	730	~~W~~	—
	Long-term insurance		185,207		—
Life insurance	Pure endowment insurance		21,757		30,111
	Death insurance		97,960		79,261
	Joint insurance		7,064		12,779

		~~W~~	312,718	~~W~~	122,151

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of reinsurance assets included in other assets as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		September 30, 2017		December 31, 2016
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	500,521	~~W~~	—
	Automobile insurance		13,183		—
	Long-term insurance		93,908		—
	Unearned premium reserve
	General insurance		203,763		—
	Automobile insurance		16,603		—
	Long-term insurance		1		—

			827,979		—

Life insurance	Reserve for outstanding claims		1,674		1,301
	Unearned premium reserve		500		473

			2,174		1,774

Others	Reserve for outstanding claims		3,921		3,041
	Unearned premium reserve		1,702		1,180

			5,623		4,221

Total reinsurance assets			835,776		5,995
Allowance for impairment			815		—

Total reinsurance assets, net		~~W~~	834,961	~~W~~	5,995

37.2 Insurance Liabilities

Details of insurance liabilities as of September 30, 2017 and December 31, 2016, are as follows:

	September 30, 2017
(In millions of Korean won)	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	20,258,565	~~W~~	7,201,637	~~W~~	—	~~W~~	27,460,202
Reserve for outstanding claims		2,177,174		83,956		3,921		2,265,051
Unearned premium reserve		1,444,618		2,037		1,702		1,448,357
Reserve for participating policyholders’ dividends on long-term insurance		81,935		23,460		—		105,395
Unallocated Divisible Surplus to Future Policyholders		40,840		11,286		—		52,126
Reserve for compensation for losses on dividend-paying insurance contracts		20,651		9,514		—		30,165
Guarantee reserve		—		12,796		—		12,796

	~~W~~	24,023,783	~~W~~	7,344,686	~~W~~	5,623	~~W~~	31,374,092

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

	December 31, 2016
(In millions of Korean won)	Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	7,161,698	~~W~~	—	~~W~~	7,161,698
Reserve for outstanding claims		69,659		3,041		72,700
Unearned premium reserve		869		1,180		2,049
Reserve for participating policyholders’ dividends on long-term insurance		25,923		—		25,923
Unallocated Divisible Surplus to Future Policyholders		9,273		—		9,273
Reserve for compensation for losses on dividend-paying insurance contracts		8,544		—		8,544
Guarantee reserve		10,657		—		10,657

	~~W~~	7,286,623	~~W~~	4,221	~~W~~	7,290,844

37.3 Insurance Income and Expenses

(In millions of Korean won)		2017		2016
Insurance income	Premium income	~~W~~	5,603,237	~~W~~	923,104
	Reinsurance income		356,138		7,525
	Reversal of policy reserves		—		—
	Separate account income		76,887		—
	Income of change in reinsurance assets		92,134		—
	Other insurance income		2,170		—

			6,130,566		930,629

Insurance expenses	Insurance claims paid		1,965,560		115,898
	Dividend expenses		4,203		713
	Refunds of surrender value		1,539,978		521,403
	Reinsurance expenses		432,152		9,287
	Provision of policy reserves		1,191,392		305,288
	Separate account expenses		38,258		(210)
	Insurance operating expenses		193,717		(6,587)
	Deferred acquisition costs		225,702		73,245
	Expenses of change in reinsurance assets		(400)		—
	Claim survey expenses paid		16,124		—
	Other insurance expenses		123,933		—

			5,730,619		1,019,037

Net insurance income(expenses)		~~W~~	399,947	~~W~~	(88,408)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

38. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Cash	~~W~~	2,373,089	~~W~~	2,158,268
Checks with other banks		481,005		400,422
Due from Bank of Korea		11,591,250		7,676,491
Due from other financial institutions		8,529,139		7,649,682

		22,974,483		17,884,863

Restricted cash from financial institutions		(13,741,451)		(9,301,946)
Due from financial institutions with original maturities over three months		(1,051,759)		(1,168,081)

		(14,793,210)		(10,470,027)

	~~W~~	8,181,273	~~W~~	7,414,836

Cash inflows and outflows from income tax, interests and dividends for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	Activity	2017		2016
Income tax paid	Operating	~~W~~	640,616	~~W~~	229,302
Interest received	Operating		8,934,374		7,527,362
Interest paid	Operating		2,473,089		2,746,839
Dividends received	Operating		233,488		103,308
Dividends paid	Financing		497,968		378,625

39. Contingent Liabilities and Commitments

Details of payment guarantees as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	343,104	~~W~~	329,051
Other payment guarantees		597,926		858,951

		941,030		1,188,002

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		184,741		234,125
Letter of guarantees		65,215		64,189
Bid bond		49,418		64,242
Performance bond		629,418		703,076
Refund guarantees		915,210		1,689,343
Other payment guarantees in foreign currency		2,118,333		1,593,770

		3,962,335		4,348,745

Financial guarantees
Guarantees for Debenture-Issuing		31,000		31,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Payment guarantees for mortgage		43,301		25,994
Overseas debt guarantees		307,943		272,255
International financing guarantees in foreign currencies		50,253		52,961

Other financing payment guarantees		270,061		334

		702,558		382,544

		5,605,923		5,919,291

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,676,191		2,068,105
Refund guarantees		223,114		217,272

		2,899,305		2,285,377

	~~W~~	8,505,228	~~W~~	8,204,668

Commitments as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Commitments
Corporate loan commitments	~~W~~	32,864,778	~~W~~	35,723,627
Retail loan commitments		16,465,366		15,789,809
Credit line on credit cards		47,894,189		43,937,899
Purchase of other security investment and others		2,803,466		1,554,221

		100,027,799		97,005,556

Financial Guarantees
Credit line		2,817,318		3,334,648
Purchase of security investment		308,800		1,029,100

		3,126,118		4,363,748

	~~W~~	103,153,917	~~W~~	101,369,304

Other Matters (including litigation)

a) The Group has filed 141 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 482,656 million, and faces 315 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 240,388 million, which arose in the normal course of the business and are still pending as of September 30, 2017.

b) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to 372 million and ~~W~~ 5,731 million as of September 30, 2017 and December 31, 2016, respectively.

c) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 120 legal claims filed as the defendant, with an aggregate claim of ~~W~~ 10,400 million as of September 30, 2017. A provision liability of ~~W~~ 10,864 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

40. Subsidiaries

Details of subsidiaries as of September 30, 2017, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Sept 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Sept 30	Financial investment
	KB Insurance Co., Ltd.[5]	100.00	Korea	Sept 30	Non—life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Sept 30	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	Sept 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Sept 30	Security investment trust management and advisory
	KB Capital Co., Ltd.[5]	100.00	Korea	Sept 30	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Sept 30	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Sept 30	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Sept 30	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Sept 30	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Sept 30	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Sept 30	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	China	Sept 30	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Sept 30	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Sept 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Sept 30	Other credit granting n.e.c.
KB Securities Co., Ltd.	Hyundai Savings Bank	100.00	Korea	Sept 30	Savings banking
	Hyundai Asset Management Co.,Ltd.	100.00	Korea	Sept 30	Collective investment
	KBFG Securities America Inc.	100.00	United States of America	Sept 30	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	China	Sept 30	Investment advisory and securities dealing activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB Insurance Co., Ltd.	KB Claims Survey & Adjusting	100.00	Korea	Sept 30	Claim service
	KB Sonbo CNS	100.00	Korea	Sept 30	Management service
	Leading Insurance Services, Inc.	100.00	United States of America	Sept 30	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	Sept 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Sept 30	Non-life insurance
	KB Golden Life Care Co., Ltd.	100.00	Korea	Sept 30	Service
KB Capital Co., Ltd. and KB Kookmin Card Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80.00	Laos	Sept 30	Financial Leasing
Kookmin Bank	KL 1st Inc. and 28 others[2]	—	Korea	Sept 30	Asset-backed securitization and others
KB Kookmin Card Co., Ltd.	KB Kookmin Card Third Securitization Co., Ltd., and 10 others[2]	0.50	Korea	Sept 30	Asset-backed securitization
KB Securities Co., Ltd	Able Ocean Co., Ltd. and 43 others[2]	—	Korea	Sept 30	Asset-backed securitization
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Sept 30	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Sept 30	Capital investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[4]	33.33	Korea	Sept 30	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[4]	50.00	Korea	Sept 30	Capital investment
	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	Sept 30	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	Sept 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00	Korea	Sept 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00	Korea	Sept 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund [4]	46.88	Korea	Sept 30	Capital investment
	KB Neo Paradigm Agriculture Venture Fund[4]	50.00	Korea	Sept 30	Capital investment
Kookmin Bank	KB Haeoreum private securities investment trust 26 and 6 others	100.00	Korea	Sept 30	Private equity fund
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	Sept 30	Private equity fund
Kookmin Bank	KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	99.27	Korea	Sept 30	Investment trust

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	Global Diversified Multi-Asset Sub-Trust Class IA	100.00	United Kingdom	Sept 30	Investment trust
Kookmin Bank	KB Multi-Asset Private Securities Fund S-1(Bond Mixed)	96.00	Korea	Sept 30	Private equity fund
	KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	99.96	Korea	Sept 30	Private equity fund
KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	100.00	Korea	Sept 30	Private equity fund
Kookmin Bank, KB Securities Co., Ltd., KB life Insurance Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Sept 30	Investment trust
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36	Korea	Sept 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00	Korea	Sept 30	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Sept 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39	Korea	Sept 30	Capital investment
KB Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st [3]	50.00	Korea	Sept 30	Capital investment
Kookmin Bank	KB Haeoreum private securities investment trust 70(Bond)[3]	40.13	Korea	Sept 30	Capital investment
KB Insurance Co., Ltd.	KB AMP Infra Private Special Asset Fund 1(FoFs)[3]	41.67	Korea	Sept 30	Capital investment
Kookmin Bank	Hyundai Trust Securities Feeder Investment Trust No.1- Bond3	49.67	Korea	Sept 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Short Term KTB Active ETF	93.84	Korea	Sept 30	Investment trust
	KB KBSTAR Mid-Long Term KTB Active ETF	99.75	Korea	Sept 30	Investment trust
Kookmin Bank	Samsung KODEX 10Y F-LKTB Inverse ETF(Bond-Derivatives)	80.00	Korea	Sept 30	Capital investment
KB Securities Co., Ltd.	Jueun Power Middle 7 and 5 others	100.00	Korea	Sept 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

	Hyundai You First Private Real Estate Investment Trust No. 1	60.00	Korea	Sept 30	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.30	Korea	Sept 30	Capital investment
	Hyundai Trust Securities Feeder Investment Trust No.1	99.96	Korea	Sept 30	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.70	Korea	Sept 30	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	75.98	Korea	Sept 30	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.65	Korea	Sept 30	Capital investment
	Hyundai Strong-small Corporate Trust No.1	88.01	Korea	Sept 30	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Sept 30	Capital investment
	Hyundai Dynamic Mix Securities Feeder Investment Trust No.1	99.96	Korea	Sept 30	Capital investment
	Hyudai China Index Plus Securities Investment Trust No.1	78.54	Korea	Sept 30	Capital investment
KB Securities Co., Ltd., KB Insurance Co., Ltd. and KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	100.00	Luxembourg	Sept 30	Capital investment
KB Securities Co., Ltd.	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Sept 30	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	98.12	Korea	Sept 30	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 15[3]	35.00	Korea	Sept 30	Capital investment
	DGB Private real estate Investment Trust No.8	98.77	Korea	Sept 30	Capital investment
KB Securities Co., Ltd.	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	Cayman islands	Sept 30	Capital investment
KB Kookmin Card Co., Ltd.	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Sept 30	Trust asset management
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate No. 6	100.00	Korea	Sept 30	Capital investment
	KB Wellyan Private Equity Real Estate No. 7	99.83	Korea	Sept 30	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[4]	43.33	Korea	Sept 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st [3]	48.98	Korea	Sept 30	Investment trust
	KB Star Office Private Real Estate Investment Trust 2nd [3]	44.44	Korea	Sept 30	Investment trust
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	Sept 30	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00	Malaysia	Sept 30	Finance and Real Estate Activities
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.48	Korea	Sept 30	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust - Bond	92.85	Korea	Sept 30	Capital investment
Hyundai Dynamic Mix Secruticies Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.92	Korea	Sept 30	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Sept 30	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Sept 30	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	Sept 30	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	Sept 30	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	Sept 30	Real Estate Activities
KB Asset Management Co., Ltd.	KB Asset Management Singapore Pte., Ltd.	100.00	Singapore	Sept 30	Collective investment and others
KB Securities Hong Kong Ltd.	HYUNDAI ABLE INVESTMENTS PTE. LTD.	100.00	Singapore	Sept 30	Capital investment
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	100.00	United States of America	Sept 30	Real Estate Activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Sept 30	Real Estate Activities
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	100.00	United States of America	Sept 30	Real Estate Activities
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Sept 30	Real Estate Activities
Able Ocean Co., Ltd.	Hyundai Ocean Star Ship Private 2	100.00	Korea	Sept 30	Capital investment
Hyundai Ocean Star Ship Private 2	Dongbuka No.41 Ship Investment Company	100.00	Korea	Sept 30	Other financial business
Dongbuka No.41 Ship Investment Company	WISDOM SHAPLEY 41 SHIPPING S.A. and 1 other	100.00	Panama	Sept 30	Renting of Transport Equipment
KB Insurance Co., Ltd.	Dongbu Private Fund 16th	89.52	Korea	Sept 30	Financial investment
	Hana Landchip Realestate Private Fund 58th	99.99	Korea	Sept 30	Financial investment
	Hyundai Aviation Private Fund 3rd	99.96	Korea	Sept 30	Financial investment
	Hyundai Power Private Fund 3rd	99.95	Korea	Sept 30	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.77	Korea	Sept 30	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.50	Korea	Sept 30	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.79	Korea	Sept 30	Financial investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2020 Securities Investment Trust - Bond Balanced-Fund of Funds	69.36	Korea	Sept 30	Financial investment
	KB Everyone TDF 2025 Securities Investment Trust - Bond Balanced-Fund of Funds	65.65	Korea	Sept 30	Financial investment
	KB Everyone TDF 2030 Securities Investment Trust - Equity Balanced-Fund of Funds	67.82	Korea	Sept 30	Financial investment
	KB Everyone TDF 2035 Securities Investment Trust - Equity Balanced-Fund of Funds	82.58	Korea	Sept 30	Financial investment
	KB Everyone TDF 2040 Securities Investment Trust - Equity Balanced-Fund of Funds	83.01	Korea	Sept 30	Financial investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

	KB Everyone TDF 2045 Securities Investment Trust - Equity Balanced-Fund of Funds	88.48	Korea	Sept 30	Financial investment
	KB Everyone TDF 2050 Securities Investment Trust - Equity Balanced-Fund of Funds	77.42	Korea	Sept 30	Financial investment
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Sept 30	Trust

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[5]	Becomes a wholly owned subsidiary by acquiring additional non-controlling interest during 3rd quarter of 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The condensed financial information of major subsidiaries as of September 30, 2017 and December 31, 2016, and for the nine-month periods ended September 30, 2017 and 2016, is as follows:

(In millions of Korean won)
	September 30, 2017
	Assets		Liabilities		Equity		Operating income		Profit(loss) for the period[4]		Total comprehensive income for the period[4]
Kookmin Bank[1]	~~W~~	326,607,264	~~W~~	301,553,489	~~W~~	25,053,775	~~W~~	13,171,881	~~W~~	1,841,263	~~W~~	2,088,281
KB Securities Co., Ltd.[1,2]		37,654,142		33,326,871		4,327,271		4,410,099		160,057		143,160
KB Insurance Co., Ltd.[1,2]		31,893,630		28,670,658		3,222,972		5,671,371		281,277		320,390
KB Kookmin Card Co., Ltd.[1]		17,348,777		13,391,307		3,957,470		2,471,522		233,883		242,528
KB Life Insurance Co., Ltd.[1]		9,070,957		8,518,145		552,812		991,511		23,274		3,247
KB Asset Management Co., Ltd.[1]		172,335		29,102		143,233		87,856		38,667		38,811
KB Capital Co.,Ltd.[1,2]		8,505,448		7,578,763		926,685		435,600		104,358		103,757
KB Savings Bank Co., Ltd.		1,129,842		933,706		196,136		60,308		19,482		19,448
KB Real Estate Trust Co., Ltd.		229,180		41,446		187,734		53,194		24,686		24,760
KB Investment Co., Ltd.[1]		340,269		201,967		138,302		31,341		(4,556)		(6,085)
KB Credit Information Co., Ltd.		27,302		8,978		18,324		23,681		(1,996)		(2,003)
KB Data System Co., Ltd.		35,253		20,143		15,110		80,190		784		728

(In millions of Korean won)
	December 31, 2016						September 30, 2016
	Assets		Liabilities		Equity		Operating income		Profit for the period[4]		Total comprehensive income for the period[4]
Kookmin Bank[1]	~~W~~	307,066,370	~~W~~	283,741,368	~~W~~	23,325,002	~~W~~	9,325,665	~~W~~	1,164,954	~~W~~	1,243,074
KB Securities Co., Ltd. [1,2,3]		32,382,795		28,198,439		4,184,356		799,938		40,082		38,828
KB Kookmin Card Co., Ltd.[1]		15,772,036		11,807,038		3,964,998		2,246,951		235,391		239,827
KB Life Insurance Co., Ltd.[1]		8,887,413		8,337,849		549,564		1,147,579		13,362		28,979
KB Asset Management Co., Ltd.[1]		170,781		16,605		154,176		97,520		47,232		46,175
KB Capital Co.,Ltd.[2]		7,428,372		6,640,305		788,067		347,617		77,580		77,913
KB Savings Bank Co., Ltd.		1,078,130		895,921		182,209		45,833		6,443		6,339
KB Real Estate Trust Co., Ltd.		216,687		33,713		182,974		48,103		22,833		23,024
KB Investment Co., Ltd.[1]		315,878		168,491		147,387		30,529		5,268		2,913
KB Credit Information Co., Ltd.		27,973		7,647		20,326		27,562		120		117
KB Data System Co., Ltd.		27,037		12,655		14,382		53,246		450		420

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.
[3]	Operating income, profit for the period and total comprehensive income are the amount of KB Investment & Securities Co., Ltd.
[4]	Attributable to shareholders of the parent company.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~ 1,915,225 million to Able Ocean Co., Ltd. and other subsidiaries.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 6 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~ 305,616 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the nine-month period ended September 30, 2017, are as follows:

Company	Description

KB Insurance Co., Ltd. and 33 others	Holds over than a majority of the ownership interests

Able Jungdong Co., Ltd. and 34 others	Holds the power in the case of default or providing lines of credit or ABCP purchase commitments or is exposed to variable returns due to acquisition of subordinated debt

KB Haeoreum private securities investment trust 70(Bond) and 2 others	Exposed to variable returns due to the power that determines the management performance over the trust and holding significant amounts of the ownership interests.

KB KONEX Market Vitalization Fund and 1 other	Exposed to variable returns due to the power by taking the role of an operating manager and holding significant amounts of the ownership interests.

The subsidiaries excluded from consolidation for the nine-month period ended September 30, 2017, are as follows:

Company	Description

2014ABLEOPO 2ND Co., Ltd. and 37 others	Lost the right of variable returns due to the releasing debt

Wise Mobile Eighth Securitization Specialty Co., Ltd and 1 other	Liquidated

KB Haeoreum private securities investment trust 45(Bond) and 4 others	Repurchased

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

41. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets
Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company
Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

As of September 30, 2017 and December 31, 2016, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	September 30, 2017
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	126,367,996	~~W~~	31,413,639	~~W~~	582,526	~~W~~	82,202,565	~~W~~	13,446,766	~~W~~	254,013,492
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		2,639,171		73,750		—		232,841		—		2,945,762
Derivative financial assets		81		—		—		—		—		81
Loans		989,347		3,398,311		54,500		272,625		423,438		5,138,221
Financial investments		6,527,239		13,585		308		5,597,575		18,852		12,157,559
Investment in associates		—		—		—		207,907		—		207,907
Other assets		29,671		7,483		43,003		900		387		81,444

		10,185,509		3,493,129		97,811		6,311,848		442,677		20,530,974

Liabilities
Deposits		482,199		798,947		—		69,221		3,339		1,353,706
Other liabilities		23,176		35		—		46		—		23,257

		505,375		798,982		—		69,267		3,339		1,376,963

Maximum exposure to loss[1]
Holding assets		10,185,509		3,493,129		97,811		6,311,848		442,677		20,530,974
Purchase and investment commitments		801,586		—		—		1,322,345		—		2,123,931
Unused credit		2,479,148		—		—		776,522		28,832		3,284,502
Payment guarantee and loan commitments		336,780		1,290,000		—		—		—		1,626,780

	~~W~~	13,803,023	~~W~~	4,783,129	~~W~~	97,811	~~W~~	8,410,715	~~W~~	471,509	~~W~~	27,566,187

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan /Loan amount /Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	95,829,740	~~W~~	22,529,407	~~W~~	588,267	~~W~~	33,606,036	~~W~~	4,723,822	~~W~~	157,277,272
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		677,658		75,477		—		25,253		—		778,388
Derivative financial assets		110		—		—		—		—		110
Loans		610,623		2,860,776		54,500		26,897		173,989		3,726,785
Financial investments		6,406,641		8,595		305		3,621,376		19,612		10,056,529
Investment in associates		—		728		—		227,203		—		227,931
Other assets		6,945		3,002		9,350		859		57		20,213

	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956

Liabilities
Deposits	~~W~~	528,041	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,278,367
Other liabilities		658		—		—		—		—		658

	~~W~~	528,699	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,279,025

Maximum exposure to loss[1]
Holding assets	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956
Purchase and investment commitments		726,375		—		—		1,607,542		—		2,333,917
Unused credit		2,701,254		—		—		—		33,500		2,734,754
Payment guarantee and loan commitments		290,100		1,475,760		—		—		—		1,765,860

	~~W~~	11,419,706	~~W~~	4,424,338	~~W~~	64,155	~~W~~	5,509,130	~~W~~	227,158	~~W~~	21,644,487

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

42. Related Party Transactions

Profit and loss arising from transactions with related parties for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)		2017		2016
Associates
KB Insurance Co., Ltd.[1]	Interest income	~~W~~	12	~~W~~	45
	Interest expense		202		822
	Fee and commission income		8,994		12,110
	Fee and commission expense		1,021		—
	Gains on financial assets/liabilities at fair value through profit or loss		796		1,750
	Losses on financial assets/liabilities at fair value through profit or loss		18,717		22,879
	Other operating income		16,743		12,066
	Other operating expense		633		2,335
	General and administrative expenses		5,601		9,561
	Reversal for credit loss		—		30
	Provision for credit loss		12		26
	Other non-operating income		51		82
	Other non-operating expense		—		36
Balhae Infrastructure Company	Fee and commission income		5,493		6,317
Korea Credit Bureau Co., Ltd.	Interest expense		87		67
	Fee and commission income		1,043		1,269
	Fee and commission expense		1,206		1,456
	General and administrative expenses		1,614		1,476
	Provision for credit loss		1		1
UAMCO., Ltd.[1]	Interest expense		—		1
	Fee and commission income		—		5

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income	—	400
United PF 1st Recovery Private Equity Fund[1]	Interest expense	—	1
KB GwS Private Securities Investment Trust	Fee and commission income	636	671
Incheon Bridge Co., Ltd.	Interest income	23,096	11,280
	Interest expense	230	275
	Insurance income	119	—
	Reversal for credit loss	42	—
	Provision for credit loss	—	30
Jaeyang Industry Co., Ltd.	Interest income	98	—
	Reversal for credit loss	6	26
HIMS Co., Ltd.[1]	Interest income	—	45
	Provision for credit loss	—	201
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income	292	372
Aju Good Technology Venture Fund	Interest expense	11	—
KB Star Office Private Real Estate Investment Trust No.1	Interest income	277	278
	Interest expense	44	67
	Fee and commission income	325	327
RAND Bio Science Co., Ltd.	Interest expense	14	7
Inno Lending Co., Ltd	Fee and commission income	2	—
	Interest expense	1	—
KBIC Private Equity Fund No. 3 [1]	Interest expense	—	9
	Fee and commission income	38	196
SY Auto Capital Co., Ltd.	Interest income	617	474
	Interest expense	20	9
	Fee and commission income	33	27
	Fee and commission expense	2,242	2
	Insurance income	21	—
	Other operating income	580	1,363
	Other operating expense	87	99
	Reversal for credit losses	32	—
	Provision for credit losses	—	61
	Other non-operating income	29	250
Food Factory Co., Ltd.	Interest income	15	—
	Insurance income	1	—
	Provision for credit losses	45	—
KB Pre IPO Secondary Venture Fund 1st	Fee and commission income	56	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Builton Co., Ltd	Insurance income	1	—
KB Private Equity FundIII	Fee and commission income	137	—
Wise Asset Management Co., Ltd.	Interest expense	4	—
Acts Co., Ltd.	Interest income	184	—
	Insurance income	1	—
	Losses on financial assets/liabilities at fair value through profit or loss	202	—
	Provision for credit losses	71	—
	General and administrative expenses	113	—
Korbi Co., Ltd.	Interest income	183	—
	Provision for credit losses	89	—
Dongjo Co., Ltd.	Reversal for credit losses	1	—
POSCO-KB Shipbuilding Restructuring Fund	Fee and commission income	135	—
Dae-A Leisure Co., Ltd.	Interest expense	1	—
Paycoms Co., Ltd.	Interest income	38	—
	Provision for credit losses	35	—
QUICKET Co., Ltd.	Interest income	8	—
	Provision for credit losses	36	—
Faromancorporation Co., Ltd.	Reverse for credit losses	345	—
KB No.5 Special Purpose Acquisition Company[1]	Interest income	—	52
	Interest expense	—	19
	Gains on financial assets/liabilities at fair value through profit or loss	—	768
	Provision for credit losses	—	29
KB No.6 Special Purpose Acquisition Company[1]	Interest income	—	27
	Interest expense	—	14
	Gains on financial assets/liabilities at fair value through profit or loss	—	38
KB No.7 Special Purpose Acquisition Company[1]	Interest income	—	28
	Interest expense	—	18
	Gains on financial assets/liabilities at fair value through profit or loss	—	473

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB No.8 Special Purpose Acquisition Company	Interest income	56	55
	Interest expense	27	26
	Gains on financial assets/liabilities at fair value through profit or loss	—	11
	Losses on financial assets/liabilities at fair value through profit or loss	95	—
	Reversal for credit loss	—	49
	Provision for credit loss	6	—
KB No.9 Special Purpose Acquisition Company	Interest income	57	54
	Interest expense	27	30
	Fee and commission income	—	473
	Losses on financial assets/liabilities at fair value through profit or loss	60	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,660
	Reversal for credit loss	—	48
	Provision for credit loss	6	—
KB No.10 Special Purpose Acquisition Company	Interest income	37	7
	Interest expense	17	—
	Fee and commission income	—	175
	Losses on financial assets/liabilities at fair value through profit or loss	35	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,496
KB No.11 Special Purpose Acquisition Company	Interest income	17	—
	Fee and commission income	150	—
	Gains on financial assets/liabilities at fair value through profit or loss	825	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	65	—
MJT&I Co., Ltd.	Interest income	—	2
Doosung Metal Co., Ltd.	Interest income	1	—
Hyundai Securities Co. Ltd	Interest income	—	1,570
	Fee and commission income	—	1,878
	Gains on financial assets/liabilities at fair value through profit or loss	—	2,978
	Other operating income	—	4
	Other non-operating income	—	2
	Other operating expense	—	6
	Interest expense	—	101
	Losses on financial assets/liabilities at fair value through profit or loss	—	4,249
	Provision for credit loss	—	12
Other
Retirement pension	Interest expense	2	649
	Fee and commission income	607	533

[1]	Excluded from the Group’s related party as of September 30, 2017.

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		September 30, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.[1]	Derivative financial assets	~~W~~	—	~~W~~	3,941
	Loans and receivables (Gross amount)		—		6,791
	Allowances for loan losses		—		9
	Other assets		—		23,341
	Derivative financial liabilities		—		13,545
	Deposits		—		9,883
	Debts		—		20,000
	Provisions		—		8
	Other liabilities		—		6,384

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Balhae Infrastructure Company	Other assets	1,640	2,123
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)	26	14
	Allowances for loan losses	2	—
	Deposits	11,737	26,827
	Provisions	1	—
	Other liabilities	422	255
JSC Bank CenterCredit[1]	Cash and due from financial institutions	—	8
KB GwS Private Securities Investment Trust	Other assets	427	673
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)	202,522	209,105
	Allowances for loan losses	293	331
	Other assets	753	821
	Deposits	51,370	38,556
	Provisions	3	3
	Other liabilities	267	166
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets	98	98
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)	—	303
	Allowances for loan losses	—	6
	Other assets	—	7
Jungdo Co., Ltd.	Deposits	4	—
Dongjo Co., Ltd.	Loans and receivables (Gross amount)	246	—
	Allowances for loan losses	2	—
Dae-A Leisure Co., Ltd.	Deposits	466	—
	Other liabilities	14	—
Aju Good Technology Venture Fund	Deposits	4,886	1,201
	Other liabilities	1	1
Ejade Co., Ltd.[1]	Deposits	—	2
Jungdong Steel Co., Ltd.	Deposits	3	3
Doosung Metal Co., Ltd.	Other liabilities	2	—
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	10,000
	Allowances for loan losses	3	—
	Other assets	245	136
	Deposits	6,902	6,682
	Other liabilities	33	50
RAND Bio Science Co., Ltd.	Deposits	1,459	2,356
	Loans and receivables (Gross amount)	1	1
	Other liabilities	8	12
Inno Lending Co., Ltd	Deposits	50	1,902
isMedia Co.,Ltd[1]	Allowances for loan losses	—	4

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KBIC Private Equity Fund No. 3[1]	Other assets	—	64
	Deposits	—	700
	Other liabilities	—	1
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	30,048	30,049
	Allowances for loan losses	—	32
	Other assets	51	108
	Deposits	1,007	3,997
	Provisions	29	29
	Other liabilities	272	70
Food Factory Co., Ltd.	Loans and receivables (Gross amount)	515	—
	Allowances for loan losses	45	—
	Deposits	466	—
	Other liabilities	5	—
KB Pre IPO Secondary Venture Fund 1st	Other assets	28	—
Builton Co., Ltd.	Loans and receivables (Gross amount)	1	—
	Deposits	48	—
Wise Asset Management Co., Ltd.	Deposits	293	—
	Other liabilities	1	—
Acts Co., Ltd.	Loans and receivables (Gross amount)	1,948	—
	Allowances for loan losses	170	—
	Derivative financial assets	18	—
	Intangible assets	1,313	—
	Deposits	298	—
	Other liabilities	1	—
Korbi Co., Ltd.	Loans and receivables (Gross amount)	2,523	—
	Allowances for loan losses	220	—
POSCO-KB Shipbuilding Restructuring Fund	Other assets	123	—
	Deposits	3,000
QUICKET Co., Ltd.	Loans and receivables (Gross amount)	408	—
	Allowances for loan losses	36	—
Paycoms Co., Ltd.	Loans and receivables (Gross amount)	1,053	—
	Allowances for loan losses	92	—
Faromancorporation Co.,Ltd.	Loans and receivables (Gross amount)	283	—
	Allowances for loan losses	37	—
	Other assets	3	—
	Provisions	2	—
Daesang Techlon Co., Ltd.	Other liabilities	1	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,199	2,235
	Loans and receivables (Gross amount)	2,277	2,490
	Allowances for loan losses	7	—
	Deposits	2,356	2,342
	Other liabilities	10	3
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,380	2,441
	Loans and receivables (Gross amount)	2,337	2,584
	Allowances for loan losses	6	—
	Deposits	2,329	2,399
	Other liabilities	32	6
KB No.10 Special Purpose Acquisition Company	Derivative financial assets	1,998	1,698
	Loans and receivables (Gross amount)	1,590	1,495
	Deposits	1,715	1,754
	Other liabilities	3	8
KB No.11 Special Purpose Acquisition Company	Derivative financial assets	960	135
	Loans and receivables (Gross amount)	691	790
Key management	Loans and receivables (Gross amount)	1,515	1,982
	Other assets	2	2
	Deposits	9,294	8,217
	Insurance contract liabilities	880	413
	Other liabilities	135	139
Other
Retirement pension	Other assets	510	304
	Deposits	—	1,464
	Other liabilities	25	16,497

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of September 30, 2017.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. See Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.[2]	~~W~~	6,791	~~W~~	—	~~W~~	—	~~W~~	(6,791)	~~W~~	3—
Korea Credit Bureau Co., Ltd.		14		12		—		—		26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Incheon Bridge Co., Ltd.	209,105	202,511	(209,094)	—	202,522
Jaeyang Industry Co., Ltd.	303	—	—	(303)	—
KB Star Office Private Real Estate Investment Trust No.1	10,000	—	—	—	10,000
RAND Bio Science Co., Ltd.	1	—	—	—	1
SY Auto Capital Co., Ltd.	30,049	19,996	(19,997)	—	30,048
Food Factory Co., Ltd.	—	500	—	—	500
Builton Co., Ltd.	—	1	—	—	1
QUICKET Co., Ltd.		400	—	—	400
KB No.8 Special Purpose Acquisition Company	2,490	—	—	—	2,490
KB No.9 Special Purpose Acquisition Company	2,584	—	—	—	2,584
KB No.10 Special Purpose Acquisition Company	1,495	295	—	—	1,790
KB No.11 Special Purpose Acquisition Company	790	—	—	—	790

(In millions of Korean won)	2016[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.[2]	~~W~~	5,013	~~W~~	1,026	~~W~~	—	~~W~~	—	~~W~~	6,039
Hyundai Securities Co., Ltd.		—		—		—		2,615		2,615
Korea Credit Bureau Co., Ltd.		19		—		(5)		—		14
UAMCO., Ltd. [2]		5		—		(5)		—		—
Incheon Bridge Co., Ltd.		231,674		4,000		(23,678)		—		211,996
Jaeyang Industry Co., Ltd.		—		—		—		1,440		1,440
HIMS Co., Ltd.[2]		—		3,500		—		—		3,500
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		34		30,016		—		—		30,050
KB No.5 Special Purpose Acquisition Company[2]		2,180		—		—		(2,180)		—
KB No.6 Special Purpose Acquisition Company[2]		1,710		—		—		(1,710)		—
KB No.7 Special Purpose Acquisition Company[2]		1,250		—		—		(1,250)		—
KB No.8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		—		2,584
KB No.10 Special Purpose Acquisition Company		—		1,495		—		—		1,495

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	Excluded from the Group’s related party as of September 30, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Unused commitments to related parties as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		September 30, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.[1]	Commitments of derivative financial instruments	~~W~~	—	~~W~~	251,833
	Unused commitments of credit card		—		20,859
Balhae Infrastructure Company	Purchase of security investment		12,564		13,371
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		104		116
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		13,153		18,000
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		50,000
	Unused commitments of credit card		77		89
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		10,000		20,000
	Unused commitments of credit card		102		101
isMedia Co.,Ltd[1]	Loan commitments in Korean won		—		1,260
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card		9		—
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		5		4
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd.	Unused commitments of credit card		4		—
Food Factory Co., Ltd.	Unused commitments of credit card		11		—
Faromancorporation Co., Ltd.	Other commitments in foreign currencies		15		—
Key management	Loan commitments in Korean won		980		898

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of September 30, 2017.

Compensation to key management for the nine-month periods ended September 30, 2017 and 2016, consists of:

(In millions of Korean won)	2017
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,476	~~W~~	57	~~W~~	1,738	~~W~~	3,271
Registered directors (non-executive)		617		—		—		617
Non-registered directors		6,327		267		9,811		16,405

	~~W~~	8,420	~~W~~	324	~~W~~	11,549	~~W~~	20,293

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	791	~~W~~	47	~~W~~	208	~~W~~	1,046
Registered directors (non-executive)		576		—		—		576
Non-registered directors		4,901		155		5,425		10,481

	~~W~~	6,268	~~W~~	202	~~W~~	5,633	~~W~~	12,103

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of assets pledged as collateral to related parties as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		September 30, 2017				December 31, 2016
		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Associates
KB Insurance Co., Ltd.[1]	Land and buildings	~~W~~	—	~~W~~	—	~~W~~	217,369	~~W~~	26,000
	Investment securities	~~W~~	—	~~W~~	—		50,000		50,000

[1]	The amounts are not disclosed because the entity is classified as a subsidiary of the Group for the nine-month period ended September 30, 2017.

Collateral received from related parties as of September 30, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)		September 30, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.[1]	Investment securities	~~W~~	—	~~W~~	50,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		388		251
	Real estate		2,287		2,759

[1]	The amounts are not disclosed because the entity is classified as a subsidiary of the Group for the nine-month period ended September 30, 2017.

As of September 30, 2017, Incheon Bridge Co., Ltd., a related party, provided fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Group and four other institutions, and provided subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, Incheon Bridge Co., Ltd. provided a credit guarantee letter amounting to ~~W~~ 400,000 million, principal of guarantee, to a financial syndicate that consists of the Group and four other institutions.

43. Business Combination

43.1 The Acquisition of Shares of KB Insurance Co., Ltd.

On May 19, 2017, the Group acquired 36,237,649 shares out of all outstanding shares of KB Insurance Co., Ltd., and this share acquisition increased the Group’s ownership of KB Insurance Co., Ltd. from 39.81% to 94.30%. Therefore, KB Insurance Co., Ltd. became a subsidiary to the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The following table summarizes the consideration paid for business combination, and the fair value of assets acquired, liabilities assumed:

(In millions of Korean won)	2017
Consideration
Fair value of existing holdings at the time of stock exchange	~~W~~	1,425,743
Equity securities(=36,237,649 shares X ~~W~~33,000)		1,195,842

Total consideration transferred	~~W~~	2,621,585

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	~~W~~	547,889
Financial assets at fair value through profit or loss		1,095,668
Available-for-sale financial assets		9,186,062
Held-to-maturity financial assets		4,616,377
Loans		6,604,530
Other receivables		767,458
Property plant and equipment(included Investment property)		895,141
Intangible assets		2,434,049
Other assets		4,187,919

Total Assets		30,335,093

Insurance contract liabilities		22,889,439
Financial liabilities		625,850
Other liabilities		3,905,189

Total liabilities		27,420,478

Total identifiable net assets	~~W~~	2,914,615

Non-controlling interests		170,044
Gains on bargain purchase		122,986

A gain on bargain purchase is recognized as a result of the business combination, and the Group recognized the gain as other non-operating income in the consolidated statement of comprehensive income.

Details of loans acquired are as follows:

(In millions of Korean won)	2017
Fair value of loans	~~W~~	6,604,530
Contractual total amount of loan receivables		6,651,314
Contractual cash flows that are not expected to be recovered		(59,906)

Details of intangible assets recognized as a result of business combinations are as follows:

(In millions of Korean won)	2017
Value of business acquired (VOBA)[1]	~~W~~	2,395,291
Others[2]		38,758

	~~W~~	2,434,049

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	In accordance with Korean IFRS 1104, an indirect method of intrinsic value is applied to the measurement of VOBA. The valuation of the liabilities to identify the intrinsic value of the financial statements, in the case of business combination or pre-contract, is separated from insurance liability, and is classified and presented as intangible asset. VOBA is a similar concept to Present value of in force business (PVIF) and Present value of future profits (PVFP or PVP). The intangible assets from intrinsic values is calculated through the Actuarial model and Cash flow that were originally used to calculate the Embedded Value.
[2]	Memberships, software, development costs and other intangible assets were previously held by KB Insurance Co., Ltd.

In 2017, the Group measured 39.81% of KB Insurance Co., Ltd.‘s equity interest held before the business combination at fair value and recognized ~~W~~ 1,806 million as a loss on investment in the consolidated statements of income.

After the acquisition date, operating income and net income of KB Insurance Co., Ltd. were ~~W~~ 208,516 million and ~~W~~ 161,688 million, respectively.

If KB Insurance Co., Ltd. was consolidated from the beginning of the current period, the operating profit and profit for the period of the Group would be ~~W~~ 335,652 million and ~~W~~ 261,671 million, respectively, in the consolidated statement of comprehensive income.

43.2 The Results of VOBA Sensitivity Analysis

The results of the sensitivity analysis from changes in assumption applied to calculate the value (VOBA) of acquired business recognized by business combination are as follows:

(In millions of Korean won)	September 30, 2017
	Assumption change		VOBA outputs	Gain or losses from evaluation
Standard amount			2,395,291	—
Loss ratio	+10%		1,020,243	(1,375,048)
	-10%		3,770,338	1,375,047
Surrenders and termination rates	+10%		2,425,348	30,057
	-10%		2,360,035	(35,256)
Insurance operating expenses ratio	+10%		2,256,197	(139,094)
	-10%		2,534,384	139,093
Return on investment	+0.5	%p	3,153,368	758,077
	-0.5	%p	1,576,618	(818,673)
Discount rate	+0.5	%p	2,250,386	(144,905)
	-0.5	%p	2,551,657	156,366

43.3 Insurance Risk at the Time of Business Combination

43.3.1 Overview

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with acceptance of insurance contract and payment of claims, and is classified as the insurance price risk and the reserves risk. The insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk rate or expected insurance operating expenses ratios in calculation of premiums. It is the risk of loss that arises from differences between actual payment of claims and premiums received from policyholders. The reserves risk is the risk that arises due to a deficit in reserves at the date of assessment, making KB Insurance Co., Ltd. unable to cover the actual claims payment in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

43.3.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that KB Insurance Co., Ltd. faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, KB Insurance Co., Ltd. establishes guidelines and procedure for acceptance and out lines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and the interest rate is adjusted accordingly, conditions of sale is changed, sale of goods is interrupted and other measures are taken in order to reduce insurance actuarial risk. KB Insurance Co., Ltd. has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business related risk.

In addition, according to reinsurance operating standards, KB Insurance Co., Ltd. establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. KB Insurance Co., Ltd. supports so that policyholders are safe and KB Insurance Co., Ltd.’s stable profit can be achieved. For the long-term goal, KB Insurance Co., Ltd. manages risk at a comprehensive level to keep its value at the maximum

KB Insurance Co., Ltd.‘s entire risk is calculated by using RBC method. KB Insurance Co., Ltd. sets the risk appetite limits in order that the calculated risk level is maintained at an appropriate level compared to available capital. Portfolio of assets and products are monitored to improve profit compared to risk.

43.3.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior 1 year that is calculated by adding and subtracting original insurance premium, assumed reinsurance premium and ceded reinsurance premium.

	2017
(In millions of won)	Direct insurance		Inward reinsurance		Outward reinsurance		Total
General	~~W~~	908,992	~~W~~	81,311	~~W~~	579,954	~~W~~	410,349
Automobile		1,984,178		—		40,486		1,943,692
Long-term		1,845,647		—		250,459		1,595,188

	~~W~~	4,738,817	~~W~~	81,311	~~W~~	870,899	~~W~~	3,949,229

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

43.3.4 Concentration of Insurance risk

KB Insurance Co., Ltd. is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. KB Insurance Co., Ltd.’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover serious damage of risk, although with rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and KB Insurance Co., Ltd. controls the risk through joint acquisition.

43.3.5 Loss development tables

KB Insurance Co., Ltd. uses claim development of payments and the estimated ultimate claims for the accident years in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, KB Insurance Co., Ltd. establishes additional reserves. Loss development tables are as follows:

General Insurance

(In millions of won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2012.4.1 ~ 2013.3.31	~~W~~	155,846	~~W~~	188,494	~~W~~	194,197	~~W~~	198,574	~~W~~	197,475
2013.4.1 ~ 2014.3.31		168,274		196,711		198,849		198,251		—
2014.4.1 ~ 2015.3.31		121,300		141,807		143,129		—		—
2015.4.1 ~ 2016.3.31		126,747		150,115		—		—		—
2016.4.1 ~ 2017.3.31		148,162		—		—		—		—

		720,329		677,127		536,175		396,825		197,475

Gross cumulative claim payments (B)
2012.4.1 ~ 2013.3.31		118,748		172,826		185,043		190,131		191,849
2013.4.1 ~ 2014.3.31		129,198		175,994		189,194		191,700		—
2014.4.1 ~ 2015.3.31		88,311		126,826		135,437		—		—
2015.4.1 ~ 2016.3.31		93,964		136,169		—		—		—
2016.4.1 ~ 2017.3.31		107,770		—		—		—		—

		537,991		611,815		509,674		381,831		191,849

Difference (A-B)	~~W~~	182,338	~~W~~	65,312	~~W~~	26,501	~~W~~	14,994	~~W~~	5,626

Automobile Insurance

(In millions of won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2010.4.1 ~ 2011.3.31	~~W~~	1,025,148	~~W~~	1,041,743	~~W~~	1,049,759	~~W~~	1,053,279	~~W~~	1,053,674	~~W~~	1,054,482	~~W~~	1,055,616
2011.4.1 ~ 2012.3.31		1,103,363		1,118,764		1,125,789		1,130,637		1,132,811		1,134,588		—
2012.4.1 ~ 2013.3.31		1,129,311		1,151,262		1,160,820		1,166,840		1,169,692		—		—
2013.4.1 ~ 2014.3.31		1,124,402		1,154,322		1,164,003		1,174,204		—		—		—
2014.4.1 ~ 2015.3.31		1,205,298		1,224,037		1,236,693		—		—		—		—
2015.4.1 ~ 2016.3.31		1,242,591		1,257,538		—		—		—		—		—
2016.4.1 ~ 2017.3.31		1,292,711		—		—		—		—		—		—

		8,122,824		6,947,666		5,737,064		4,524,960		3,356,177		2,189,070		1,055,616

Gross cumulative claim payments(B)
2010.4.1 ~ 2011.3.31		898,401		1,010,255		1,033,873		1,043,730		1,048,664		1,050,860		1,051,681
2011.4.1 ~ 2012.3.31		954,486		1,079,455		1,106,620		1,120,852		1,128,085		1,130,188		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

2012.4.1 ~ 2013.3.31		963,250		1,112,141		1,140,658		1,154,668		1,160,801		—		—
2013.4.1 ~ 2014.3.31		948,421		1,105,324		1,137,731		1,155,656		—		—		—
2014.4.1 ~ 2015.3.31		1,007,236		1,180,056		1,210,707		—		—		—		—
2015.4.1 ~ 2016.3.31		1,042,046		1,208,525		—		—		—		—		—
2016.4.1 ~ 2017.3.31		1,079,668		—		—		—		—		—		—

		6,893,508		6,695,756		5,629,589		4,474,906		3,337,550		2,181,048		1,051,681

Difference (A-B)	~~W~~	1,229,316	~~W~~	251,910	~~W~~	107,475	~~W~~	50,054	~~W~~	18,627	~~W~~	8,022	~~W~~	3,935

Long-term Insurance

(In millions of won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2012.4.1 ~ 2013.3.31	~~W~~	648,694	~~W~~	871,989	~~W~~	897,650	~~W~~	902,898	~~W~~	904,400
2013.4.1 ~ 2014.3.31		737,540		999,838		1,029,937		1,035,705		—
2014.4.1 ~ 2015.3.31		822,235		1,106,997		1,138,537		—		—
2015.4.1 ~ 2016.3.31		945,954		1,286,361		—		—		—
2016.4.1 ~ 2017.3.31		1,102,183		—		—		—		—

		4,256,606		4,265,185		3,066,124		1,938,603		904,400

Gross cumulative claim payments (B)
2012.4.1 ~ 2013.3.31		606,551		859,742		889,948		898,142		901,629
2013.4.1 ~ 2014.3.31		696,685		984,891		1,021,364		1,032,301		—
2014.4.1 ~ 2015.3.31		770,283		1,090,501		1,130,781		—		—
2015.4.1 ~ 2016.3.31		892,901		1,271,183		—		—		—
2016.4.1 ~ 2017.3.31		1,051,471		—		—		—		—

		4,017,891		4,206,317		3,042,093		1,930,443		901,629

Difference (A-B)	~~W~~	238,715	~~W~~	58,868	~~W~~	24,031	~~W~~	8,160	~~W~~	2,771

43.3.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancellation and the increase in payments of claims caused by catastrophic events. KB Insurance Co., Ltd. manages payment of refunds payable at maturity by analysing maturity of insurance.

Premium reserve’s maturity structure as of the business combination is as follows:

	2017
(In millions of won)	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
Long-term insurance non participating
Non-linked	~~W~~	54,301	~~W~~	202,759	~~W~~	185,691	~~W~~	76,049	~~W~~	97,970	~~W~~	616,770
Linked		457,494		2,311,040		2,256,942		1,240,524		8,991,508		15,257,508

		511,795		2,513,799		2,442,633		1,316,573		9,089,478		15,874,278

Annuity
Non-linked		10		143		1,775		4,109		1,490		7,527
Linked		183		44,147		276,785		1,025,511		2,066,527		3,413,153

		193		44,290		278,560		1,029,620		2,068,017		3,420,680

Asset-linked
Linked		—		27,059		—		—		—		27,059
Total
Non-linked		54,311		202,902		187,466		80,158		99,460		624,297
Linked		457,677		2,382,246		2,533,727		2,266,035		11,058,035		18,697,720

	~~W~~	511,988	~~W~~	2,585,148	~~W~~	2,721,193	~~W~~	2,346,193	~~W~~	11,157,495	~~W~~	19,322,017

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

43.3.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, KB Insurance Co., Ltd. cedes insurance contracts to the insurers rated above BBB- of S&P rating.

As of business combination date, there are 219 reinsurance companies that deal with KB Insurance Co., Ltd., and the top three insurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREANRE	66.60%	AA
STARR INTERNATIONAL	3.41%	AA+
SWISSREINSURANCE	3.22%	AAA

Exposures to credit risk related to reinsurance as of business combination date were as follows:

(In millions of won)	2017
Reinsurance assets[1]	~~W~~	730,251
Net receivables from reinsurers[2]		44,443

	~~W~~	774,694

[1]	Net carrying amounts that deduct impairment loss
[2]	Net carrying amounts of each reinsurance company that offsets reinsurance accounts receivable and reinsurance accounts payable and deduct allowance for loan losses

43.3.8 Interest risk of insurance contract

The interest rate risk exposure from KB Insurance Co., Ltd.’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize the loss experienced. For long-term, non-life insurance contracts, KB Insurance Co., Ltd. calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves after subtracting costs of termination deductions. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Exposure to interest rate risk

(In millions of won)	2017
Liabilities
Fixed interest rate	~~W~~	622,570
Variable interest rate		18,268,800

		18,891,370

Assets
Due from banks		319,960
Financial assets at fair value through profit or loss		386,040
Available-for-sale financial assets		6,660,182
Held-to-maturity financial assets		4,143,851
Loans		6,465,291

	~~W~~	17,975,324

Measurement and recognition method

Duration is used to measure interest rate risk within risk based solvency test. ALM system for risk based solvency test is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall, when interest rates fall, value and duration of assets and liabilities increase. When duration of assets is shorter than duration of liabilities, the interest risk is increased if the interest rates fall since increased asset value is smaller than liabilities increase.

Negative spread risk control

To control interest expenses from other liabilities and investment incomes from assets, KB Insurance Co., Ltd. publicizes its interest rate considering market interest rate and return on invested insurance assets of KB Insurance Co., Ltd.